    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 7, 1999


                                                      REGISTRATION NO. 333-88687
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 7

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             VA LINUX SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            CALIFORNIA
    (PRIOR TO REINCORPORATION)
             DELAWARE
     (AFTER REINCORPORATION)                      3571                            77-0399299
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              1382 BORDEAUX DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 542-8600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               LARRY M. AUGUSTIN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              1382 BORDEAUX DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 542-8600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              JUDITH M. O'BRIEN, ESQ.                            WILLIAM D. SHERMAN, ESQ.
              BRUCE M. MCNAMARA, ESQ.                            STEPHEN J. SCHRADER, ESQ.
               BRET M. DIMARCO, ESQ.                              JUSTIN L. BASTIAN, ESQ.
         WILSON SONSINI GOODRICH & ROSATI                        ROCHELLE A. KRAUSE, ESQ.
             PROFESSIONAL CORPORATION                             MORRISON & FOERSTER LLP
                650 PAGE MILL ROAD                                  755 PAGE MILL ROAD
            PALO ALTO, CALIFORNIA 94304                         PALO ALTO, CALIFORNIA 94304
                  (650) 493-9300                                      (650) 813-5600

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO BE           OFFERING PRICE          AGGREGATE             AMOUNT OF
    SECURITIES TO BE REGISTERED             REGISTERED              PER SHARE           OFFERING PRICE     REGISTRATION FEE(2)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value......    5,060,000 shares(1)           $23.00             $116,380,000            $31,705
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------


(1) Includes 660,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.

(2) Registrant previously paid a registration fee of $19,460. Estimated pursuant to Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 7, 1999


                                4,400,000 Shares

                            [VA LINUX SYSTEMS LOGO]
                                  Common Stock

                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $21.00 and $23.00 per share. We have made application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "LNUX."


     The underwriters have an option to purchase a maximum of 660,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                      UNDERWRITING
                                                    PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                     PUBLIC            COMMISSIONS      VA LINUX SYSTEMS
                                                -----------------   -----------------   -----------------
Per Share.....................................  $                   $                   $
Total.........................................  $                   $                   $

     Delivery of the shares of common stock will be made on or about           ,
1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
CREDIT SUISSE FIRST BOSTON
                    DEUTSCHE BANC ALEX. BROWN
                                       HAMBRECHT & QUIST
                                                     LEHMAN BROTHERS
                The date of this prospectus is           , 1999.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   20
USE OF PROCEEDS.......................   20
DIVIDEND POLICY.......................   20
CAPITALIZATION........................   21
DILUTION..............................   22
SELECTED FINANCIAL DATA...............   23
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   25
BUSINESS..............................   36

                                        Page
                                        ----
MANAGEMENT............................   49
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS........................   59
PRINCIPAL STOCKHOLDERS................   61
DESCRIPTION OF CAPITAL STOCK..........   63
SHARES ELIGIBLE FOR FUTURE SALE.......   65
UNDERWRITING..........................   67
NOTICE TO CANADIAN RESIDENTS..........   69
LEGAL MATTERS.........................   70
EXPERTS...............................   70
ADDITIONAL INFORMATION................   70
INDEX TO FINANCIAL STATEMENTS.........  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL                , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS
OFFERING), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company, the common stock being sold in the offering and our entire prospectus, including the financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

                             VA LINUX SYSTEMS, INC.

     We are a leading provider of integrated Linux-based solutions. We offer a single point of contact for all Linux systems, software and service needs. Since our inception, we have exclusively focused on developing and selling Linux-based solutions and have over five years of experience serving commercial Linux-based customers. This experience, combined with our broad base of technical expertise in Linux systems and software and our close ties to the open source development community, enables us to develop Linux-based solutions that are generally more reliable, scalable and cost effective than proprietary software solutions.

     Our solutions offer the following benefits:

     - Systems -- We offer a broad line of Linux systems built to customer specifications and optimized for use in a variety of computing environments. In particular, we have devoted significant engineering efforts to design servers for Internet-related applications.

     - Software -- We develop and pre-install on our systems customized versions of the Linux operating system that enhance the performance and reliability of our solutions for each customer's needs.

     - Services -- We provide a full range of technical and professional services with the sales of our systems. Professional services can consist of planning, implementation, installation and integration, security audits and performance analysis, while technical and support services can include 24 hour a day, seven day a week, toll-free telephone support and onsite services by Linux professionals.

     - Internet Operations -- We communicate directly with our customers and the open source community through our web sites, including our flagship web site linux.com, which contains news, links and articles of interest to open source community members. In addition, in October 1999, substantially all sales of our systems were processed through our valinux.com web site.

     A majority of our Linux-based solutions are sold to customers implementing or expanding their Internet infrastructures. Linux has emerged as one of the most popular operating systems used by companies for this purpose. According to an April 1999 survey conducted by the Internet Operating System Counter, Linux ran on approximately 31% of the Internet servers polled, more than any other single operating system. One of the factors contributing to the popularity of Linux is that it is an open source operating system. This means that the source code for Linux is available to the user via download from the Internet free of charge. Because the Linux source code is widely available, we are able to integrate the development capability of thousands of open source community developers on the Internet with our own expertise to offer a broad range of customized Linux-based solutions.


     We have demonstrated technical leadership by being the first company to introduce several Linux features for Intel-based systems, in areas such as memory, device support and data storage. Our largest customers include Akamai Technologies, Inc., eToys Inc., StarMedia Network, Inc. and 24/7 Media, Inc. Sales to these four customers accounted for 14.5% of our total net revenues in fiscal 1999 and 23.3% in the first quarter of fiscal 2000.


     Our strategy is to enhance our position as a leading developer and provider of advanced Linux and related open source solutions by:

     - continuing to demonstrate technical leadership in Linux and related open source technologies which run on the Linux operating system and provide additional business applications for our customers. These software applications include the Apache web server (a popular application running on the Linux operating system which allows for the service of web pages), the Samba file server (a popular application running on the Linux operating system which provides file services) and the Sendmail electronic mail server (a popular application running on the Linux operating system which allows the exchange of e-mail messages);

     - utilizing direct sales and distribution of our systems over the Internet to reduce the cost of delivering our solutions by improving the efficiency of order processing;

     - continuing to leverage the Internet and our linux.com Internet site to communicate with our customers and the Linux community in a cost effective way;

     - accelerating development of the open source market and community;

     - continuing to apply open source practices, such as encouraging community involvement, within our business and products; and

     - increasing our brand awareness.

     Cultivating close ties with the open source community has enabled us to recruit members of this community and thereby assemble a team of software engineers and community professionals who have significant expertise relating to the Linux operating system and applications who collaborate on open source development projects. We believe that involvement in these various development projects and the close ties fostered by participation in these projects allows us to remain abreast of technical advances, react more quickly to new developments in Linux, and hire knowledgable software engineers to develop products responsive to the evolving Linux market. As a Linux vendor, it is imperative that we maintain close relationships with the open source developer community and offer a forum where our customers and open source community members can interact. We are firmly committed to supporting the continued growth and success of the open source model and developer community.

     We were incorporated in January 1995 in California. We intend to reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 1382 Bordeaux Drive, Sunnyvale, California 94089, and our telephone number is (408) 542-8600. Our corporate web site is located at valinux.com. Information contained on this web site, our other web sites or any other web site referenced elsewhere in this prospectus does not constitute a part of this prospectus.
                               ------------------

     CLUSTER CITY, FULLON, GOFULLON, LINUX HARDWARE SOLUTIONS, the Linux Hardware Solutions logo, SERVICE TLC, STARTX, SUPPORT TLC, TOTAL LINUX COVERAGE, VA TLC, VA LINUX SYSTEMS, and our logo are trademarks, trade names or service marks that we use. We have applied for federal trademark registration only for FULLON, GOFULLON, SERVICE TLC, STARTX, SUPPORT TLC, LINUX HARDWARE SOLUTIONS and VA TLC. This prospectus contains other trademarks and trade names of other companies.

                                  THE OFFERING

Common stock offered....................................  4,400,000 shares
Common stock to be outstanding after this offering......  39,701,586 shares
Use of proceeds.........................................  For general corporate purposes and working capital, including expected operating
                                                          expenses. See "Use of Proceeds."
Proposed Nasdaq National Market symbol..................  LNUX

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                           PERIOD FROM
                           JANUARY 9,
                              1995                                                                   QUARTER ENDED
                           (INCEPTION)                     YEAR ENDED JULY 31,                    -------------------
                               TO         -----------------------------------------------------   OCT. 31,   OCT. 29,
                          JULY 31, 1995      1996          1997          1998          1999         1998       1999
                          -------------   -----------   -----------   -----------   -----------   --------   --------
                           (UNAUDITED)    (UNAUDITED)                                                 (UNAUDITED)
STATEMENTS OF OPERATIONS
  DATA:
Net revenues............     $ 1,135      $     2,257   $     2,743   $     5,556   $    17,710    $2,435    $ 14,848
  Cost of revenues......         747            1,991         2,562         4,494        17,766     2,053      12,887
                             -------      -----------   -----------   -----------   -----------    ------    --------
  Gross margin..........         388              266           181         1,062           (56)      382       1,961
  Income (loss) from
    operations..........         111             (169)         (462)           73       (14,531)      (97)    (10,228)
  Net income (loss).....     $   111      $      (170)  $      (474)  $        84   $   (14,512)   $  (97)   $(10,055)
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Dividend related to
    convertible
    preferred stock.....     $    --      $        --   $        --   $        --   $        --    $   --    $ (4,900)
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Net income (loss)
    attributable to
    common
    stockholders........     $   111      $      (170)  $      (474)  $        84   $   (14,512)   $  (97)   $(14,955)
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Basic net income
    (loss) per share....     $  0.01      $     (0.01)  $     (0.05)  $      0.02   $     (2.62)   $(0.02)   $  (2.00)
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Diluted net income
    (loss) per share....     $  0.01      $     (0.01)  $     (0.05)  $      0.01   $     (2.62)   $(0.02)   $  (2.00)
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Shares used in
    computing basic net
    income (loss) per
    share...............      15,000           15,000         9,467         5,100         5,530     5,100       7,483
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Shares used in
    computing diluted
    net income (loss)
    per share...........      15,000           15,000         9,467        12,249         5,530     5,100       7,483
                             =======      ===========   ===========   ===========   ===========    ======    ========
  Pro forma basic net
    loss per share
    (unaudited).........                                                            $     (1.01)             $  (0.56)
                                                                                    ===========              ========
  Shares used in
    computing pro forma
    basic net loss per
    share (unaudited)...                                                                 14,317                26,646
                                                                                    ===========              ========


                                                                 OCTOBER 29, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                   (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $14,690     $103,314
  Working capital...........................................   13,877      102,501
  Total assets..............................................   27,392      116,016
  Long-term obligations, less current portion...............      673          673
  Total stockholders' equity................................   16,201      104,825

The total number of outstanding shares of our common stock above are based on:

  - 15,380,264 shares of our common stock outstanding as of October 29, 1999;
    and

  - automatic conversion of all outstanding shares of preferred stock upon completion of this offering into 19,921,322 additional shares of common stock.

     See Note 2 of Notes to Financial Statements for an explanation of the determination of the number of shares used in computing per share data.


     The as adjusted amounts above give effect to the sale of the 4,400,000 shares of common stock in this offering at an assumed public offering price of $22.00 per share (less estimated underwriting discounts and commissions and estimated offering expenses).


     The above information excludes:

     - 8,501,226 shares of common stock issuable upon exercise of options outstanding as of October 29, 1999 at a weighted average exercise price of $1.87 per share;

     - 8,796,986 shares of common stock available for issuance at October 29, 1999 under our 1998 Stock Plan; and

     - 1,500,000 additional shares of common stock available for issuance under our 1999 Employee Stock Purchase Plan and 1999 Director Option Plan immediately following this offering.

     Unless otherwise specifically stated, information throughout this prospectus:

     - reflects the conversion of all outstanding shares of preferred stock into 19,921,322 shares of common stock automatically upon the closing of this offering;

     - assumes no exercise of the underwriters' over-allotment option;

     - reflects the various stock splits since inception through the date of this prospectus (all share and per share amounts have been retroactively restated to reflect the stock splits), see Notes 2 and 10 of Notes to Financial Statements regarding these stock splits; and

     - assumes our reincorporation in Delaware before the effectiveness of this offering and the filing of our amended and restated certificate of incorporation upon completion of this offering.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock.

                     RISKS RELATED TO OUR FINANCIAL RESULTS

OUR LIMITED OPERATING HISTORY AND THE FACT THAT WE OPERATE IN A NEW INDUSTRY MAKES EVALUATING OUR BUSINESS PROSPECTS AND RESULTS OF OPERATIONS DIFFICULT.

     Our company was founded in January 1995. During the second quarter of fiscal 1999, we began to expand our operations significantly. For example, we grew from 15 employees at July 31, 1998 to 179 employees at October 29, 1999, and only two members of our current management team were employed by us at the end of fiscal 1998. Furthermore, we participate in the Linux industry, which has only recently exhibited significant growth. You should consider the risks and difficulties we may encounter as an early stage company in the new and rapidly evolving Linux products and services market. Some of the factors that may affect us include:

     - the evolving and unpredictable nature of our business given that we depend on open source software;

     - the uncertain rate of growth in usage and acceptance of the Linux operating system and related open source software;

     - the uncertain demand for our products;

     - the need to expand our sales, professional services and customer support organizations;

     - the need to expand our Internet operations;

     - increased competition in the Linux industry as well as the competition we face from the manufacturers of computer systems that run proprietary operating systems like Microsoft Windows; and

     - our ability to attract and retain qualified management personnel.

     If we fail to address any of these risks or difficulties adequately, our business strategy may not be successful and our revenues may not grow and may decline.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.

     We incurred losses of $14.5 million in fiscal 1999 primarily due to expansion of our operations, and we had an accumulated deficit of $29.9 million as of October 29, 1999. We expect to continue to incur significant product development, sales and marketing and administrative expenses, particularly as a result of expanding our direct sales force. In addition, we are investing considerable resources in our professional services organization and our Internet operations. We do not expect to generate sufficient revenues to achieve profitability and, therefore, we expect to continue to incur net losses for at least the foreseeable future. If we do achieve profitability, we may not be able to sustain it.

AS OUR BUSINESS MATURES, WE DO NOT EXPECT OUR NET REVENUES TO CONTINUE TO GROW AT THE SAME RATE AS THEY HAVE IN THE PAST.

     Although our net revenues have grown substantially in recent quarters, we do not expect our net revenues to grow at such a rapid rate in the future and they could decline. This growth rate reflects increases in customers and average order size, as well as the introduction of a new server model in the third quarter of fiscal 1999. As our business matures, it is unlikely that our net revenues will continue to grow at the same pace. We believe that our future growth rates will depend on the success of our sales and marketing efforts, which will require significant expenditures that we may not have sufficient resources to undertake, as well as the success of our professional services organization. In addition, increased competition and slower than anticipated growth in our market could also affect our revenue growth. If our net revenues do not increase at or above the rate analysts expect, the trading price for our common stock may decline.

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND BECAUSE THE MARKET FOR LINUX-BASED SYSTEMS IS RAPIDLY EVOLVING, WE MAY NOT ACCURATELY FORECAST OUR SALES AND REVENUES, WHICH WILL CAUSE QUARTERLY FLUCTUATIONS IN OUR NET REVENUES AND RESULTS OF OPERATIONS AND MAY RESULT IN VOLATILITY IN OUR STOCK PRICE.

     You should not rely on the results of any past periods as an indication of our future net revenues or results of operations because our ability to accurately forecast our quarterly sales and revenues is made difficult by our limited operating history and the new and rapidly evolving market for Linux-based systems in general, and our products in particular. In addition, during fiscal 1999, we greatly increased our operating expenses. We do not know whether our business will grow rapidly enough to absorb these costs. As a result, we expect our quarterly operating results to fluctuate and they may be below expectations of public market analysts or investors. If this occurs, the price of our common stock may drop.

     Our quarterly net revenues and results of operations may vary significantly in the future due to a number of additional factors, many of which are outside of our control. For more information about additional factors and our quarterly results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

OUR FUTURE NET REVENUES DEPEND ON CONTINUED SALES OF OUR SERVERS, AND OUR BUSINESS WILL SUFFER IF DEMAND FOR, OR REVENUES FROM, OUR SERVERS DECLINES.

     Historically, we have derived a large percentage of our net revenues from sales of our servers. Sales of our servers represented approximately 59% of our net revenues in fiscal 1999 and approximately 88% of our net revenues in the quarter ended October 29, 1999. We expect sales of these servers to continue to account for a substantial majority of our net revenues for the foreseeable future. Any factors adversely affecting the pricing of, or demand for, these servers, including increased competition or decreased market acceptance of Linux systems, could cause our net revenues to decline and our business to suffer.

OUR SUCCESS DEPENDS ON DEVELOPING NEW SYSTEMS THAT ACHIEVE MARKET ACCEPTANCE AND ON THE SUCCESS OF OUR PROFESSIONAL SERVICES ORGANIZATION.

     We develop systems that are optimized to run the Linux operating system, particularly for use in Internet-related applications. Developing new products that meet the needs of emerging market segments requires us to incur significant research and development expenses and commit substantial engineering resources. If we fail to introduce new products that address the needs of emerging market segments, or if our new systems do not achieve market acceptance, our future growth and profitability could suffer. Our success also depends on customers choosing our professional consulting services and support over those of our competitors. If customers do not select our services, our revenues may not grow and may decline, and our business will be harmed.

IF WE ARE UNABLE TO OFFSET DECREASES IN THE SELLING PRICES OF OUR PRODUCTS OR INCREASES IN MANUFACTURING COSTS, OUR GROSS MARGINS WILL BE HARMED.

     Our gross margin may be affected by decreases in the average selling prices of our systems or increased manufacturing costs. We have experienced fluctuations in the average selling prices of our products to date. We anticipate that as the market for Linux systems grows, the average unit price of our products will continue to fluctuate and may decrease. The average unit price of our products may also decrease in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset a decrease in the average selling prices of our existing products by developing and introducing products and services with higher margins or by reducing our product and manufacturing costs, our gross margins will suffer.

     To maintain or increase our gross margin, we also must continue to reduce the manufacturing cost of our products. Our products incorporate a significant number of commodity components and our gross margin will fluctuate as a result of changes in the cost of these components. Increases in our manufacturing costs, whether due to increased component costs or other factors, could seriously harm our business. For more information related to our costs associated with manufacturing, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Results of Operations."

                RISKS RELATED TO LINUX AND OPEN SOURCE SOFTWARE

IF THE LINUX OPERATING SYSTEM DOES NOT CONTINUE TO GAIN MARKET ACCEPTANCE, WE WOULD NOT BE ABLE TO SUSTAIN OUR REVENUE GROWTH AND OUR BUSINESS COULD FAIL.

     For the foreseeable future, we expect that substantially all of our revenues will be derived from sales of systems that run the Linux operating system and the provision of services and support for these systems. The Linux operating system has only recently gained broad market acceptance. This acceptance has been mostly limited to Internet infrastructure applications and scientific research environments. Our success depends on the continued and increased rate of adoption of Linux in these and other markets. If this does not occur, our business will suffer.

     Even if Linux is widely accepted, the Linux operating system is an open source software product, which users are licensed to freely copy, use, modify and distribute. Accordingly, anyone may download the Linux operating system and numerous related software applications from the Internet, or otherwise copy it, without cost, and run it on an existing Linux compatible product. Our success depends on customers purchasing new systems which integrate and are optimized to run the Linux operating system.

OUR ABILITY TO INTRODUCE NEW PRODUCTS OR PRODUCT ENHANCEMENTS WOULD BE IMPAIRED IF LINUX DEVELOPERS DO NOT CONTINUE TO ENHANCE THE CORE SOURCE CODE OF THE LINUX OPERATING SYSTEM AND DEVELOP LINUX-BASED APPLICATIONS.

     We may not be able to introduce new products or product enhancements on a timely basis unless efforts by Linux developers to expand the functionality of the Linux operating system continue and are successful. We cannot guarantee that these efforts will continue or be successful because the core of the Linux operating system, or the Linux kernel, is maintained by third parties. Linus Torvalds, the original developer of the Linux kernel, and a small group of independent engineers are primarily responsible for the development and evolution of the Linux kernel. Mr. Torvalds is not our employee. If Mr. Torvalds and other third-party developers fail to further develop the Linux kernel or if the development community does not continue to improve the functionality of the operating system or introduce new open source software or software enhancements, our ability to market our existing and future Linux products would suffer. In this event, we may also be forced to rely to a greater extent on our own development efforts or the development efforts of third-party consultants, which would significantly increase our costs. Any failure on the part of the Linux kernel developers to further develop and enhance the Linux kernel could stifle the development of additional Linux-based applications for use with our products, which would harm our product sales.

IF ADDITIONAL SOFTWARE APPLICATIONS COMPATIBLE WITH LINUX ARE NOT DEVELOPED, THE MARKET FOR OUR PRODUCTS WILL NOT GROW, AND OUR PRODUCT SALES WILL BE HARMED.

     Our products are currently purchased primarily for Internet-related applications and by research facilities. For Linux, in general, and our products, in particular, to gain acceptance in mainstream business and consumer markets, more third-party software applications designed to operate on Linux-based operating systems must be introduced and achieve market acceptance. Many widely used applications, such as Microsoft Office, Intuit Quicken, Adobe Photoshop and others, cannot run natively on Linux operating systems. Many available Linux applications, such as word processors, databases, accounting packages, spreadsheets, e-mail programs, Internet browsers, presentation and graphics software and

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

personal productivity applications, have not achieved mainstream market acceptance. If third parties do not introduce more software applications designed to operate on the Linux operating system and achieve market acceptance, our products will not gain mainstream business and consumer acceptance, and we may not be able to maintain our product sales growth.

IF MULTIPLE AND INCOMPATIBLE DISTRIBUTIONS OF LINUX ACHIEVE SUFFICIENT MARKET ACCEPTANCE, OUR OPERATING EXPENSES COULD INCREASE AND DEMAND FOR OUR PRODUCTS COULD DECLINE.

     If multiple, incompatible versions of Linux are developed, customers may become less likely to purchase Linux products, and our sales would suffer. In addition, we may be required to offer and support more distributions of Linux, which would increase our operating expenses.

IF THE LINUX DEVELOPER COMMUNITY FAILS TO SUPPORT US OR REACTS NEGATIVELY TO OUR BUSINESS STRATEGY, OUR BUSINESS WILL BE HARMED.

     The third parties in the Linux developer community, upon whom we rely to develop and maintain a majority of our software, may not continue to support us, our product promotions or our corporate or operating decisions. If we lose the support of these third parties, we would be forced to rely to a significantly greater extent on our own development efforts, which would require us to hire additional developers and increase our development expenses and could adversely impact product release schedules. In addition, negative reactions of third parties in the Linux developer community could harm our reputation, diminish our brand and result in lower net revenues.

                   RISKS RELATED TO OUR PRODUCT MANUFACTURING

WE RELY ON SYNNEX AS OUR SINGLE SOURCE CONTRACT MANUFACTURER. IF SYNNEX IS UNABLE TO MEET OUR MANUFACTURING NEEDS OR OUR RELATIONSHIP TERMINATES, WE MAY LOSE REVENUES AND DAMAGE OUR CUSTOMER RELATIONSHIPS.

     We rely on Synnex Information Technologies, Inc. to produce substantially all of our products at its Fremont, California facility on a purchase order basis, and Synnex is our sole manufacturer. We currently do not have a long-term supply contract with Synnex.

     Qualifying a new contract manufacturer and commencing volume production is expensive and time consuming. If we are required or choose to change contract manufacturers, we may lose revenue and damage our customer relationships. For more information about our manufacturing relationship with Synnex, see "Business -- Manufacturing."

IF WE FAIL TO ACCURATELY PREDICT OUR MANUFACTURING REQUIREMENTS, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     Because we currently do not have a long-term supply contract with Synnex, it is not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided in a particular purchase order. We provide forecasts of our demand to Synnex up to five months prior to scheduled delivery of products to our customers. If we overestimate our requirements, Synnex may have excess inventory, which would increase our costs. If we underestimate our requirements, Synnex may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues. In addition, lead times for materials and components we order vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. We also may experience shortages of certain components from time to time, which also could delay the manufacturing of our products. For more information about our manufacturing relationship with Synnex, see
"Business -- Manufacturing."

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

SYNNEX DEPENDS ON SINGLE AND LIMITED SOURCE SUPPLIERS FOR KEY COMPONENTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Synnex, our contract manufacturer, depends on single source suppliers for a number of key components for our products, such as industry standard processors, power supplies, custom printed circuit boards, chassis and sheet metal parts. It also depends on a limited number of sources to supply several other industry standard components. For fiscal 2000, Micro Energy is our single source for power supplies used in our FullOn model of server product. It would be difficult for us to identify another source of supply if this supplier were unable to meet our requirements for any reason. In addition, we do not have a long-term binding agreement with Micro Energy. In the past, Synnex has experienced, and may in the future experience, shortages of, or difficulties in, acquiring these components. If Synnex is unable to buy these components in adequate quantities at the times required, we may not be able to manufacture our products on a timely basis, which would harm our operating results. In addition, if Synnex is required to pay higher prices for these single or limited source components and we are required to pay higher prices for products, our gross margin would be harmed. Furthermore, overall market conditions affecting supply and pricing for key commodity components are known to fluctuate significantly at times, and increases in the costs of key components could harm our business.

IF WE EXPAND OUR MANUFACTURING OPERATIONS INTERNATIONALLY, WE WILL FACE ADDITIONAL RISKS, WHICH COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     To date, substantially all of our net revenues have been derived from sales of our products in North America. However, we intend to begin selling our products overseas during fiscal 2000, initially in Europe. We anticipate that as we expand our international sales, we will fulfill orders through international facilities operated by Synnex. We could experience difficulties and disruptions in the manufacture of our products while we transition some manufacturing operations to these new facilities. Our inability to scale manufacturing of our products in foreign facilities, and any manufacturing delays or disruptions that occur, could prevent us from increasing international sales and achieving the timely delivery of products to customers located in foreign jurisdictions. This could result in lost revenues and slower revenue growth. Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

                RISKS RELATED TO COMPETITION WITHIN OUR INDUSTRY

WE MAY NOT BE ABLE TO COMPETE WITH MORE ESTABLISHED COMPANIES.

     In the market for computer systems, we face significant competition from larger companies who market general-purpose computers and have greater financial resources, more established direct and indirect sales channels and greater name recognition than we do. These companies include Compaq Computer Corporation, Dell Computer Corporation, Fujitsu International Inc., Hewlett-Packard Company, International Business Machines Corporation and Sun Microsystems, Inc. In most cases, these companies primarily sell systems that run proprietary operating systems, such as Microsoft Windows and variants of UNIX, including Solaris. These companies also have larger and more established service organizations to support these products and operating systems. These companies may be able to leverage their existing organizations, including their service organizations, and provide a wider offering of products and higher levels of support on a more cost-effective basis than we can. In addition, these companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to their customers than we can. We also face competition in narrow, vertical markets from limited purpose computer vendors that offer products that are carefully tailored for specific applications which better address the needs of these customers. Furthermore, because Linux can be downloaded from the Internet for free or purchased at a nominal cost and modified and re-sold with few restrictions, traditional barriers to market entry are minimal. Accordingly, it is possible that new competitors or alliances among existing competitors may emerge and rapidly acquire significant market share. Any pricing pressures or loss of potential customers resulting from our failure to compete effectively would reduce our

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

revenues. We also may not be able to compete successfully with these current or potential competitors. For more information about our competition, see "Business -- Competition."

WE MAY NOT BE ABLE TO EFFECTIVELY COMPETE AGAINST OTHER PROVIDERS OF LINUX-BASED COMPUTER PRODUCTS OR NEW MARKET ENTRANTS.

     Many large, general-purpose computer vendors, such as Compaq, Dell, Gateway, Hewlett-Packard and IBM, have recently introduced Linux-based systems. The systems offered by these companies may have greater functionality and lower prices than those we currently provide, making our systems less attractive to our customers. Even if the functionality of the standard features of these products is equivalent to ours, we face a substantial risk that a significant number of customers will choose not to purchase products from a less well-known vendor, regardless of the competitiveness of our solutions.

IF WE ARE UNABLE TO PROVIDE HIGH-QUALITY CUSTOMER SUPPORT AND SERVICES, WE WILL BE UNABLE TO MEET THE NEEDS OF OUR CUSTOMERS. IN ADDITION, OUR PRODUCTS AND SERVICES ARE DEPENDENT UPON THE EFFORTS OF MEMBERS OF THE OPEN SOURCE COMMUNITY.

     For our business to succeed, we must effectively market our integrated system and service solution. If our service organization does not meet the needs or expectations of customers, we face an increased risk that customers will purchase systems from other integrated solution providers or purchase systems from one vendor and services from a Linux specialist.

     The quality of our products and services is dependent on the efforts and the expertise of members of the open source community. If we do not continue to work productively with these members, our ability to provide product enhancement and quality services will be harmed, which would harm our revenues and compromise our reputation in the open source community and with customers. For more information about our customer support and professional services, see "Business -- Products and Services."

IF WE DO NOT INTRODUCE NEW PRODUCTS AND SERVICES IN A TIMELY MANNER, OUR PRODUCTS AND SERVICES WILL BECOME OBSOLETE, AND OUR OPERATING RESULTS WILL SUFFER.

     The computer systems market is characterized by rapid technological change, frequent new product enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. Our products could be rendered obsolete if products based on new technologies are introduced or new industry standards emerge.

     Enterprise computing environments are inherently complex. As a result, we cannot accurately estimate the life cycles of our products. New products and product enhancements can require long development and testing periods, which requires us to hire and retain increasingly scarce, technically competent personnel. Significant delays in new product releases or significant problems in installing or implementing new products could seriously damage our business. We have, on occasion, experienced delays in the scheduled introduction of new and enhanced products and may experience similar delays in the future.

     Our future success depends upon our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. This process is made more challenging by the fact that much of the software development for our products is done by the open source community and we must work with a large number of developers who are not our employees in this process. We may not successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner.

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

                  RISKS RELATED TO OUR PRODUCTS' DEPENDENCE ON
                 INTELLECTUAL PROPERTY AND OUR USE OF OUR BRAND

WE COULD BE PREVENTED FROM SELLING OR DEVELOPING OUR PRODUCTS IF THE GNU GENERAL PUBLIC LICENSE AND SIMILAR LICENSES UNDER WHICH THE OPERATING SYSTEM INCORPORATED INTO OUR PRODUCTS IS DEVELOPED AND LICENSED, ARE NOT ENFORCEABLE, OR ARE NOT EFFECTIVELY ENFORCED.

     The Linux kernel and the Linux operating system incorporated into our products have been developed and licensed under the GNU General Public License, and similar open source licenses. These licenses require that any software program licensed under them may be copied, used, modified and distributed freely, so long as all modifications are also freely made available and licensed under the same conditions. We know of no instance in which a party has challenged the validity of these licenses or in which these licenses have been interpreted in a legal proceeding. To date, all compliance with these licenses has been voluntary. It is possible that a court would hold one or more of these licenses to be unenforceable in the event that someone were to file a claim asserting proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems, or significant portions of them, may not be copied, modified, or distributed freely, would have the effect of preventing us from selling or developing our products, unless we are able to negotiate a license for the use of the software or replace the affected portions. For more information about our intellectual property, see "Business -- Intellectual Property Rights."

IF WE ARE PROHIBITED FROM USING THE LINUX TRADEMARK, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Like many other companies, we market Linux-based products, systems and services. We do not own the trademark to "Linux." The owner has consented to our use of the word Linux in our company name and in the title of our web sites. We believe that the continued efficacy and use of the "Linux" trademark is important to our business. If the "Linux" trademark is invalidated through a legal action, or we are no longer permitted to use it, our business could suffer. In addition, we cannot control the use of this trademark, and use by others may lead to confusion about the source, quality, reputation and dependability of Linux, which may harm our business.

OUR BUSINESS WILL BE HARMED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM MISUSE BY THIRD PARTIES.

     Our collection of trademarks is important to our business. The protective steps we take or have taken may be inadequate to deter misappropriation of our trademark rights. We have filed applications for registration of some of our trademarks in the United States. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to protect our trademark rights adequately could damage our brand identity and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources. For more information about our intellectual property, see "Business -- Intellectual Property Rights."

WE ARE VULNERABLE TO CLAIMS THAT OUR PRODUCTS INFRINGE THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, ESPECIALLY BECAUSE OUR SYSTEMS INCORPORATE MANY DISTINCT SOFTWARE COMPONENTS DEVELOPED BY THOUSANDS OF INDEPENDENT THIRD PARTIES. ANY RESULTING CLAIMS AGAINST US COULD BE COSTLY TO DEFEND OR SUBJECT US TO SIGNIFICANT DAMAGES.

     We may be exposed to future costly litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that most of the code in our products is developed by independent parties over whom we exercise no supervision or control and who, themselves, might not have the same financial resources as us to pay damages to a successful litigant. While we are not aware that the technology employed in our systems infringes any proprietary rights of third parties, any litigation, with or without merit, could be time consuming to defend, result in high litigation costs, divert our management's attention and resources, or cause product shipment delays. We
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

also could be required to remove or replace infringing technology, which could be costly and delay product development and shipment.

WE MAY NOT BE ABLE TO USE INTELLECTUAL PROPERTY TO PROTECT OURSELVES FROM COMPETITION.

     Our systems consist primarily of commodity hardware components in combination with the Linux operating system. While we have developed some proprietary techniques and expertise, most of our activities and systems are not protectable as proprietary intellectual property and may be used by competitors, harming our market share and product revenues. To protect our intellectual property, we generally enter into confidentiality or license agreements with our employees, consultants and corporate partners. We have also recently commenced a patent program and to date have filed one patent application. In general, however, we have taken only limited steps to protect our intellectual property. Accordingly, we may be unable to use intellectual property to prevent other companies from competing with us. In addition, we may be unable to prevent third parties from developing techniques that are similar or superior to our technology, or from designing around our copyrights, patents and trade secrets.

WE MAY BE SUBJECT TO CLAIMS AS A RESULT OF INFORMATION PUBLISHED ON, POSTED ON OR ACCESSIBLE FROM OUR INTERNET SITES.

     We may be subject to claims of defamation, negligence, copyright or trademark infringement (including contributory infringement) or other claims relating to the information contained on our Internet sites, whether written by us or third parties. These types of claims have been brought against online services in the past and can be costly to defend regardless of the merit of the lawsuit. Although recent federal legislation protects online services from some claims when the material is written by third parties, this protection is limited. Furthermore, the law in this area remains in flux and varies from state to state. While no claims have been made against us to date, our business could be seriously harmed if one were asserted.

                      OTHER RISKS RELATED TO OUR BUSINESS

IF WE FAIL TO ADEQUATELY PROMOTE AND MAINTAIN OUR BRAND NAME OR ARE UNABLE TO CONTINUE USING "LINUX" AS PART OF OUR BRAND NAME, OUR PRODUCT SALES WOULD DECLINE, AND WE WOULD INCUR SIGNIFICANT COSTS TO PROMOTE A NEW BRAND NAME.


     We believe that we need a strong brand to compete successfully. In order to promote and maintain our brand identity and to attract and retain customers, we plan to increase our spending on advertising and promotions and to implement new marketing campaigns. These strategies may not be successful. If we are unable to design and implement effective marketing campaigns or otherwise fail to promote and maintain our brand, our sales could decline. Our business may also be harmed if we incur significant expenses in an attempt to promote and maintain our brand without a corresponding increase in revenues. Linus Torvalds owns the trademark to "Linux." Mr. Torvalds has consented informally to our use of the word Linux in our company name and in the title of our web sites, but has not executed a formal agreement. This informal consent may be revoked in the future, however, and we may no longer be able to use this trademark in our brand or in the title of our web sites. In this event, our product sales would decline, and we would incur significant costs to promote a new brand name, which takes time and may not be successful.


IF WE DO NOT SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS AND E-COMMERCE INITIATIVES, OUR SALES AND MARKET SHARE WILL NOT GROW.

     In order to increase market awareness and sales of our products, we will need to substantially expand our direct sales operations, both domestically and internationally. To date, we have relied primarily on our direct sales force to generate demand for our products. Many of our products require a sophisticated sales effort targeted at our prospective customers' information technology departments. Competition for qualified sales personnel is intense, and we might not be able to hire the quality and number of sales people we require. In addition, we have devoted significant resources to implementing e-commerce solutions, such as our valinux.com web site, that broaden our market reach and we intend to deploy more e-commerce solutions. If we fail to effectively expand our direct sales operations or strengthen our e-commerce initiatives, our growth will be limited.

OUR MANAGEMENT TEAM IS NEW AND, IF THEY ARE UNABLE TO WORK TOGETHER EFFECTIVELY, OUR BUSINESS COULD BE SERIOUSLY HARMED.

     Our business is highly dependent on the ability of our management team to work together effectively to meet the demands of our growth. We grew from 15 employees at July 31, 1998 to 179 employees at October 29, 1999. Only two members of our current management team were employed by us at the end of fiscal 1998. These individuals have not previously worked together as a management team and have had only limited experience managing a rapidly growing company on either a public or private basis. Our productivity and the quality of the products and services we render may be adversely affected if we do not integrate and train our new employees quickly and effectively.

EXPANDING OUR SERVICES BUSINESS WILL BE COSTLY AND MAY NOT RESULT IN ANY BENEFIT TO US.

     We believe that the expansion of both our business and the acceptance of Linux are dependent upon the availability of high quality professional services to assist customers in designing and implementing Linux-based systems. If we are unable to successfully provide these services, our revenues will not grow and we may lose customers seeking quality professional services. We have recently expanded our strategic focus to place additional emphasis on providing professional services, from which we have historically derived an insignificant amount of revenue. Our customers may not engage our professional services organization to render services such as architecture and planning, system integration, open source product implementation and security consulting services. We may not generate sufficient services revenues to offset the expenses of this organization. We may not attract or retain a sufficient number of the highly qualified service personnel we need to support the expansion of our professional services organization. This expansion has required, and will continue to require, significant additional expenses and resources. In addition, this expansion will place further strain on our management and operational resources.

IF WE ARE UNABLE TO HIRE AND RETAIN ADDITIONAL RESEARCH AND DEVELOPMENT, SUPPORT, SALES AND MARKETING STAFF WE WILL NOT HAVE SUFFICIENT RESOURCES TO COMPETE AND GROW OUR REVENUES.

     We intend to hire a significant number of additional research and development, support, sales and marketing and other personnel during fiscal 2000. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel. Our future success and ability to sustain our revenue growth also depend upon the continued service of our executive officers and other key engineering, sales, marketing and support personnel. Competition for qualified personnel in our industry and in the San Francisco Bay Area, as well as the other geographic markets in which we recruit, is extremely intense and characterized by rapidly increasing salaries, which may increase our operating expenses or hinder our ability to recruit qualified candidates.

ATTEMPTS TO EXPAND BY MEANS OF BUSINESS COMBINATIONS AND STRATEGIC ALLIANCES MAY NOT BE SUCCESSFUL AND MAY DISRUPT OUR OPERATIONS OR HARM OUR REVENUES.

     While we have no current agreements or negotiations underway, we have in the past, and may in the future, make investments in complementary companies, products or technologies or buy businesses, products or technologies in the future. In the event of any future purchases, we will face additional financial and operational risks, including:

     - difficulty in assimilating the operations, technology and personnel of acquired companies;

     - disruption in our business because of the allocation of resources to consummate these transactions and the diversion of management's attention from our core business;

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

     - difficulty in retaining key technical and managerial personnel from acquired companies;

     - dilution of our stockholders, if we issue equity to fund these transactions;

     - assumption of operating losses, increased expenses and liabilities;

     - harm to our reputation, if the open source development community does not approve of these transactions;

     - our relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions; and

     - we may experience one-time in-process research and development charges and ongoing expenses associated with amortization of goodwill and other purchased intangible assets.

IF WE ARE UNABLE TO IMPLEMENT APPROPRIATE SYSTEMS, PROCEDURES AND CONTROLS TO MANAGE OUR EXPECTED GROWTH, WE MAY NOT BE ABLE TO SUCCESSFULLY OFFER OUR SERVICES AND GROW OUR BUSINESS.

     Our ability to successfully offer our services and grow our business requires an effective planning and management process. Since we began operations, we have significantly increased the size of our operations. This growth has placed, and we expect that any future growth we experience will continue to place, a significant strain on our management, systems and resources. Our key personnel have limited experience managing this type of growth. In order to manage growth effectively, we will need to continue to implement or update our operational and financial systems, procedures and controls, including implementing an enterprise resource planning system and a web-based ordering system.

WE WILL FACE ADDITIONAL OPERATIONAL AND FINANCIAL RISKS AS WE EXPAND OUR INTERNATIONAL OPERATIONS, ANY ONE OF WHICH COULD HARM OUR INTERNATIONAL MARKET SHARE AND REVENUES.

     As we expand our international operations, we will face a number of additional challenges associated with the conduct of business overseas. For example:

     - we may have difficulty managing and administering a globally-dispersed business;

     - fluctuations in exchange rates may negatively affect our operating results;

     - we may encounter greater difficulty in collecting accounts receivable resulting in longer collection periods;

     - we may not be able to repatriate the earnings of our foreign operations;

     - we will have to comply with a wide variety of foreign laws and regulatory environments with which we are not familiar;

     - we may not be able to adequately protect our trademarks and other intellectual property overseas due to the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property rights;

     - we could face difficulty in building close relationships with international open source developers;

     - reductions in business activity during the summer months in Europe and certain other parts of the world could negatively impact the operating results of our foreign operations;

     - export controls could prevent us from shipping our products into and from some markets;

     - multiple and possibly overlapping tax structures could significantly reduce the financial performance of our foreign operations;

     - changes in import/export duties and quotas could affect the competitive pricing of our products and services and reduce our market share in some countries; and

     - economic or political instability in some international markets could result in the forfeiture of some foreign assets and the loss of sums spent developing and marketing those assets.

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WE MAY NOT BE ABLE TO GENERATE ENOUGH ADDITIONAL REVENUE FROM OUR PLANNED
INTERNATIONAL EXPANSION TO OFFSET THE COSTS ASSOCIATED WITH ESTABLISHING AND MAINTAINING FOREIGN OPERATIONS.

     A key component of our growth strategy is to expand our presence in foreign markets. It will be costly to establish international facilities and operations, promote our brand internationally and develop localized web sites and other systems. Revenue from international activities may not offset the expense of establishing and maintaining these foreign operations. In addition, because we have little experience in marketing and distributing products or services for these markets, we may not benefit from any first-to-market advantages.

OUR PRODUCTS OR INTERNAL SYSTEMS, AS WELL AS THOSE OF OUR CUSTOMERS AND SUPPLIERS, COULD FAIL AS A RESULT OF THE YEAR 2000 PROBLEM.

     We have completed our assessment of Year 2000 readiness with respect to our products and believe that all of our products manufactured since early calendar 1997 are Year 2000 compliant in all material respects. However, our products operate in complex system environments and directly and indirectly interact with a number of other hardware and software systems. We are unable to predict to what extent our products may be affected if other products in the systems in which our products operate experience a material Year 2000 failure. Any failure of our products or internal systems, as well as those of our customers and suppliers, to be Year 2000 compliant could harm our business. For further discussion about the risks we face in connection with the Year 2000 issue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness."

WE DEPEND ON THE CONTINUED SERVICES OF OUR FOUNDERS AND OTHER KEY ENGINEERING PERSONNEL, WHOSE KNOWLEDGE OF OUR BUSINESS AND TECHNICAL EXPERTISE WOULD BE DIFFICULT TO REPLACE.

     Our products and technologies are complex, and we are substantially dependent upon the continued services of our existing engineering personnel and executive management, especially Larry M. Augustin, our President and Chief Executive Officer. We do not have employment contracts with any of our key engineering personnel, so that the employment of any key engineer may be terminated "at will" by such individual. The loss of any, or a group of, our key engineering personnel, particularly to a competitor, could adversely affect our business, reduce our market share, slow our product development processes and diminish our brand identity. Additionally, members of the open source community are not our employees and have no obligation to perform services on our behalf.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT COULD BE COSTLY TO CORRECT, DELAY MARKET ACCEPTANCE OF OUR PRODUCTS AND EXPOSE US TO LITIGATION.

     Despite testing by us and our customers, errors may be found in our products after commencement of commercial shipments. We buy almost all of our component hardware parts from third parties. These parts may fail, cause unexpected electrical or mechanical problems or otherwise not function properly. In addition, most of the software code in our products is developed by independent parties over whom we exercise no supervision or control. If errors are discovered, we may have to make significant expenditures of capital to eliminate them and yet may not be able to correct them in a timely manner, if at all. Errors and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation and our ability to convince commercial users of the benefits of products incorporating Linux-based operating systems and other open source products.

     Failures in our products could also cause system failures, including in critical business systems, for our customers who may assert warranty and other claims for substantial damages against us. Although our warranties typically contain provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions. Our insurance policies may not provide sufficient coverage to adequately limit our exposure to this type of claim. These claims, even if unsuccessful, could be costly and time consuming to defend.

OUR PRODUCT SALES AND REVENUE GROWTH DEPEND ON THE CONTINUED POPULARITY AND ACCEPTANCE OF THE INTERNET, WHICH MAY DECLINE IF NEW LAWS AND GOVERNMENT REGULATIONS SURROUNDING THE INTERNET ARE APPLIED.

     If the popularity and acceptance of the Internet as an effective medium of commerce does not continue to grow or declines, our product sales and revenue growth will be harmed. We are significantly dependent on the Internet to process the sale of our products. In October 1999, substantially all of our sales were processed through our valinux.com web site. We also plan to deploy enhanced e-commerce applications to facilitate Internet-based ordering and tracking, and sales processing. New laws and government regulations surrounding the Internet, such as Internet taxation and consumer privacy laws, could result in a decline in the use or popularity of the Internet as a medium for commerce, which would harm our sales and revenue growth.

                         RISKS RELATED TO THIS OFFERING

WE MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR PROFITS OR MARKET VALUE.

     We have broad discretion in the use of the net proceeds of this offering and could spend the net proceeds in ways that do not yield a favorable return or to which stockholders object. We may also use the proceeds to acquire complementary businesses or technologies, although no such acquisitions are currently planned. Until we need to use the proceeds of this offering, we may place them in investments may not produce income or that lose value. For further discussion of our planned use of the net proceeds from this offering, see "Use of Proceeds."

INSIDERS WILL CONTINUE TO HOLD APPROXIMATELY 59% OF THE OUTSTANDING SHARES OF OUR COMMON STOCK AFTER THIS OFFERING, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

     After this offering, we anticipate that our officers, directors and five percent or greater stockholders will beneficially own or control, directly or indirectly, approximately 25,533,312 shares of common stock, which in the aggregate will represent approximately 59% of the outstanding shares of common stock. These stockholders, if acting together, will have the ability to control all matters submitted to our stockholders for approval, including the election and removal of directors and the approval of any business combinations. For more information regarding the voting rights of our stockholders, see "Description of Capital Stock."

PROVISIONS OF OUR CHARTER DOCUMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN OUR CONTROL.

     Provisions of our amended and restated certificate of incorporation and bylaws in effect after completion of this offering and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For further discussion of the anti-takeover effects of our charter documents and Delaware law, see "Description of Capital Stock -- Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions."

THE INITIAL PUBLIC OFFERING PRICE IS DETERMINED BY NEGOTIATIONS BETWEEN THE UNDERWRITERS AND US, BUT THE MARKET PRICE MAY BE LESS OR MAY BE VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     Prior to this offering there was no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, including the following:

     - actual or anticipated fluctuations in our operating results;

     - changes in market valuations of other technology companies;

     - announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future sales of common stock;

     - any deviations in net revenues or in losses from levels expected by securities analysts; and

     - volume fluctuations, which are particularly common among highly volatile securities of Internet-related companies.

     You should read the "Underwriting" section for a more complete discussion of the factors considered in determining the initial public offering price of our common stock.

A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK COULD BE SOLD IN THE PUBLIC MARKET SOON AFTER THIS OFFERING, WHICH MAY DEPRESS OUR STOCK PRICE.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of shares that may be sold in the public market in the future.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE BOOK VALUE OF YOUR SHARES.


     The initial public offering price is substantially higher than the book value per share of our outstanding common stock immediately after the offering. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $19.37, assuming an initial public offering price of $22.00 per share, in the book value per share of our common stock from the price you pay for our common stock. For additional information on dilution of the book value of your shares, see "Dilution."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

                                USE OF PROCEEDS


     We expect to receive net proceeds from the sale of the 4,400,000 shares of common stock in this offering of approximately $88.6 million (approximately $102.1 million if the underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $22.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.



     We intend to use the net proceeds from this offering for general corporate purposes and working capital, including approximately $88.6 million to fund expected operating expenses, including broadening our professional services organization, hiring additional research and development personnel and expansion of our sales operation into Europe. The amounts that we actually expend will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire complementary products, technologies or businesses. We currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities.


                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our existing bank line of credit prohibits the payment of cash dividends without our bank's consent.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of October 29, 1999:

     - on an actual basis;

     - on a pro forma basis to give effect to the conversion of all outstanding shares of preferred stock into 19,921,322 shares of common stock automatically upon completion of this offering; and


     - on an as adjusted basis to give effect to the sale of 4,400,000 shares of common stock in this offering at an assumed initial offering price of $22.00 per share (less estimated underwriting discounts and commissions and estimated offering expenses) and the application of the net proceeds.


     You should read this table in conjunction with our financial statements and the related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                      OCTOBER 29, 1999
                                                            -------------------------------------
                                                                                       PRO FORMA
                                                             ACTUAL      PRO FORMA    AS ADJUSTED
                                                            ---------    ---------    -----------
                                                                         (UNAUDITED)
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                       PER SHARE DATA)
Long-term obligations, less current portion...............  $     673    $    673      $    673
Stockholders' equity:
  Preferred stock, $0.001 par value: 20,149,322 authorized
     (actual and pro forma), 19,921,322 outstanding
     (actual), no shares outstanding (pro forma),
     10,000,000 authorized, no shares outstanding (pro
     forma as adjusted)...................................         20          --            --
  Common stock, $0.001 par value: 250,000,000 authorized
     (actual, pro forma and pro forma as adjusted),
     15,380,264 outstanding (actual), 35,301,586
     outstanding (pro forma), 39,701,586 outstanding (pro
     forma as adjusted)...................................         15          35            40
Additional paid-in capital................................     71,219      71,219       159,838
Stockholder note receivable...............................        (50)        (50)          (50)
Deferred stock compensation...............................    (25,087)    (25,087)      (25,087)
Accumulated deficit.......................................    (29,916)    (29,916)      (29,916)
                                                            ---------    --------      --------
     Total stockholders' equity...........................     16,201      16,201       104,825
                                                            ---------    --------      --------
     Total capitalization.................................  $  16,874    $ 16,874      $105,498
                                                            =========    ========      ========


     The data in the table above excludes:

     - 8,501,226 shares of common stock issuable upon exercise of options outstanding as of October 29, 1999 at a weighted average exercise price of $1.87 per share;

     - 8,796,986 shares of common stock available for issuance at October 29, 1999 under our 1998 Stock Plan; and

     - 1,500,000 additional shares of common stock available for issuance under our 1999 Employee Stock Purchase Plan and 1999 Director Option Plan immediately following this offering.

     For additional information regarding these shares, see "Management -- Stock Plans," "Certain Relationships and Related Transactions," "Description of Capital Stock" and Notes 7 and 8 of Notes to Financial Statements.

                                    DILUTION


     If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of common stock after this offering. Our pro forma net tangible book value as of October 29, 1999 was $15.6 million or $0.44 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 4,400,000 shares of common stock in this offering at an assumed public offering price of $22.00 per share (less estimated underwriting discounts and commissions and estimated offering expenses), our pro forma as adjusted net tangible book value as of October 29, 1999 would have been $104.2 million or approximately $2.63 per share. This represents an immediate increase in net tangible book value of $2.19 per share to existing stockholders and an immediate dilution in net tangible book value of $19.37 per share to new investors, or approximately 88.0% of the initial public offering price of $22.00 per share. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $22.00
  Pro forma net tangible book value per share at October 29,
     1999...................................................  $0.44
  Increase per share attributable to this offering..........  $2.19
                                                              -----
Pro forma as adjusted net tangible book value per share
  after this offering.......................................           $ 2.63
                                                                       ------
Dilution per share to new investors.........................           $19.37
                                                                       ======



     The following table shows, on a pro forma basis as of October 29, 1999, and after giving effect to this offering, the differences between the existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (based on an assumed initial public offering price of $22.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses):



                              SHARES PURCHASED         TOTAL CONSIDERATION
                            ---------------------    -----------------------    AVERAGE PRICE
                              NUMBER      PERCENT       AMOUNT       PERCENT      PER SHARE
                            ----------    -------    ------------    -------    -------------
Existing stockholders.....  35,301,586      88.9%    $ 35,706,000      26.9%       $ 1.01
New investors.............   4,400,000      11.1       96,800,000      73.1        $22.00
                            ----------     -----     ------------     -----
     Total................  39,701,586     100.0%    $132,506,000     100.0%
                            ==========     =====     ============     =====


     The foregoing discussion and table are based on actual shares outstanding on October 29, 1999. The foregoing discussion assumes no exercise of any stock options outstanding as of October 29, 1999. As of October 29, 1999, there were options outstanding to purchase 8,501,226 shares of common stock at a weighted average exercise price of $1.87 per share. To the extent any of these options are exercised, there will be further dilution to investors. For more information regarding the dilution of our shares following the offering, see "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and Notes 7 and 8 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The statement of operations data for the years ended July 31, 1997, 1998 and 1999 and the balance sheet data as of July 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements and related notes appearing elsewhere in this prospectus. The statements of operations data for the period from January 9, 1995, the date of our inception, to July 31, 1995 and the year ended July 31, 1996 and the balance sheet data as of July 31, 1995 and 1996 are derived from unaudited financial statements not appearing in this prospectus. The statement of operations data for the three months ended October 31, 1998 and October 29, 1999 and the balance sheet data as of October 29, 1999 are derived from the unaudited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                    PERIOD FROM                                                   QUARTER ENDED
                                  JANUARY 9, 1995            YEAR ENDED JULY 31,            -------------------------
                                   (INCEPTION) TO    ------------------------------------   OCTOBER 31,   OCTOBER 29,
                                   JULY 31, 1995      1996      1997     1998      1999        1998          1999
                                  ----------------   -------   ------   ------   --------   -----------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net revenues....................      $ 1,135        $ 2,257   $2,743   $5,556   $ 17,710     $2,435       $ 14,848
  Cost of revenues..............          747          1,991    2,562    4,494     17,766      2,053         12,887
                                      -------        -------   ------   ------   --------     ------       --------
     Gross margin...............          388            266      181    1,062        (56)       382          1,961
  Operating expenses:
     Sales and marketing........           21             27      310      382      5,183        177          5,064
     Research and development...           86            144      115      180      3,189         48          2,774
     General and
       administrative...........          170            264      218      427      3,791        136          1,496
     Amortization of deferred
       stock compensation.......           --             --       --       --      2,312        118          2,855
                                      -------        -------   ------   ------   --------     ------       --------
          Total operating
            expenses............          277            435      643      989     14,475        479         12,189
                                      -------        -------   ------   ------   --------     ------       --------
  Income (loss) from
     operations.................          111           (169)    (462)      73    (14,531)       (97)       (10,228)
  Interest and other income
     (expense), net.............           --             (1)     (12)      11         19         --            173
                                      -------        -------   ------   ------   --------     ------       --------
  Net income (loss).............      $   111        $  (170)  $ (474)  $   84   $(14,512)    $  (97)      $(10,055)
                                      =======        =======   ======   ======   ========     ======       ========
  Dividend related to
     convertible preferred
     stock......................      $    --        $    --   $   --   $   --   $     --     $   --       $ (4,900)
                                      =======        =======   ======   ======   ========     ======       ========
  Net income (loss) attributable
     to common stockholders.....      $   111        $  (170)  $ (474)  $   84   $(14,512)    $  (97)      $(14,955)
                                      =======        =======   ======   ======   ========     ======       ========
  Basic net income (loss)
     per share..................      $  0.01        $ (0.01)  $(0.05)  $ 0.02   $  (2.62)    $(0.02)      $  (2.00)
                                      =======        =======   ======   ======   ========     ======       ========
  Diluted net income (loss) per
     share......................      $  0.01        $ (0.01)  $(0.05)  $ 0.01   $  (2.62)    $(0.02)      $  (2.00)
                                      =======        =======   ======   ======   ========     ======       ========
  Shares used in computing basic
     net income (loss) per
     share......................       15,000         15,000    9,467    5,100      5,530      5,100          7,483
                                      =======        =======   ======   ======   ========     ======       ========
  Shares used in computing
     diluted net income (loss)
     per share..................       15,000         15,000    9,467   12,249      5,530      5,100          7,483
                                      =======        =======   ======   ======   ========     ======       ========
  Pro forma basic net loss per
     share (unaudited)..........                                                 $  (1.01)                 $  (0.56)
                                                                                 ========                  ========
  Shares used in computing pro
     forma basic net loss per
     share (unaudited)..........                                                   14,317                    26,646
                                                                                 ========                  ========

                                                             JULY 31,                         OCTOBER 29,
                                       ----------------------------------------------------   -----------
                                           1995         1996      1997      1998     1999        1999
                                       -------------   -------   -------   ------   -------   -----------
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........     $    21      $   147   $    20   $   62   $18,653    $ 14,690
  Working capital....................         341          129        12     (214)   16,230      13,877
  Total assets.......................         380          304       591    1,195    27,595      27,392
  Long-term obligations, less current
     portion.........................          50           --        --      275       424         673
  Total stockholders' (deficit)
     equity..........................         319          149        45     (420)   18,363      16,201

     See Note 2 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted net income
(loss) per share and pro forma basic net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading provider of Linux-based solutions, integrating systems, software and services. Our broad-based technical expertise in systems and software design, as well as our focus on the Linux operating system and related open source solutions, enables us to provide high-quality Linux systems designed for optimal performance, reliability and scalability. To further expand our service offerings, we recently established a professional services organization.

     We were founded in January 1995, and grew very modestly until the end of fiscal 1998. Since July 31, 1998, however, we have experienced significant growth and have invested in hiring engineers with Linux expertise, growing our direct sales force to better penetrate the market for Linux products and marketing our brand. To further implement these strategies, we expanded our operations, customer support and administration infrastructure. As a result, our employee base grew from 15 at July 31, 1998 to 179 on October 29, 1999, and our operating expenses grew significantly. At October 29, 1999, we had an accumulated deficit of $29.9 million. This rapid growth has placed significant demands on our management and operational resources.


     During fiscal 1999, our quarterly revenues increased rapidly, growing from $2.4 million in the quarter ended October 31, 1998 to $7.8 million in the quarter ended July 31, 1999 and to $14.8 million in the quarter ended October 29, 1999. To date, substantially all of our revenues have been derived from sales of systems and related customer support. Sales of our servers accounted for approximately 59% of our net revenues in fiscal 1999, approximately 85% in the quarter ended July 31, 1999 and approximately 88% in the quarter ended October 29, 1999. While we expect sales of our desktop and storage products to increase, current and future generations of our server product families will continue to represent a significant majority of our net revenues through fiscal 2000. We recognize revenues from product sales upon shipment. We do not grant any rights to our customers to return products. We also provide allowances for warranty costs at the time of shipment. Customer support fees are recognized ratably over the term of the service contract.


     In September 1999, we established our professional services organization to expand our existing customer service and support offerings to better address the demand for Linux expertise from our customers. This organization offers a number of services, including systems architecture and planning, deployment and installation, system integration, open source product implementation, performance analysis and security consulting services. We believe that the computer industry is generally characterized by significant demand for professional services. Although revenues from our professional services organization have been insignificant to date, we are aggressively marketing these services and believe that these services will address this significant demand. Accordingly, we expect these revenues to account for a more significant portion of revenues in the future. Professional services revenues are recognized upon completion of a project. Any payments made prior to completion are recorded as deferred revenue.

     Prior to January 1999, we sold our products to customers primarily in response to telephone inquiries. During the third quarter of fiscal 1999, we began implementing our direct sales strategy. The number of employees engaged in direct sales activities grew from four at January 31, 1999, to 41 at October 29, 1999. Our direct sales organization consists of field sales, telesales and sales support personnel. Although indirect sales have been insignificant to date, we may pursue selective channel opportunities to supplement our direct sales efforts. In addition, our valinux.com web site permits customers to configure and order products online, allowing us to more efficiently sell products and facilitate order processing. In

October 1999, substantially all of our sales were processed through this web site. We intend to continue to enhance our e-commerce solutions to foster closer relationships with our customers and improve the efficiency of our sales process.

     To date, substantially all of our sales have been in North America. We expect to launch sales and marketing efforts internationally during fiscal 2000, initially focusing on Europe. However, we expect international revenues to represent a relatively small percent of our revenues, if any, in fiscal 2000.

     We outsource a significant portion of our manufacturing and supply chain management operations, including inventory management and component procurement, to Synnex, our contract manufacturer. We provide Synnex with five month rolling forecasts based on anticipated product orders. Synnex uses these forecasts to purchase components for our products. If we overestimate our component requirements, Synnex may have excess inventory, which would increase our costs. If we underestimate our component requirements, Synnex may have inadequate inventory, which could interrupt their manufacturing of our products and result in delays in system shipments. Any of these events could harm our business and results of operations. Our agreement with Synnex may be terminated for any reason at any time on delivery of 120 days advanced notice. A substantial majority of our cost of revenues currently consists of payments to Synnex. Cost of revenues also includes costs associated with our customer support and professional services. Customer support costs include payments made to DecisionOne, which provides call-center and onsite service functions to our customers. We expect revenues from professional services to carry a higher gross margin than our product revenues. We believe that future gross margin will primarily be affected by:

     - changes in components and manufacturing costs;

     - the volume and mix of products and services sold;

     - new product introductions both by us and our competitors;

     - changes in our pricing policies and those of our competitors;

     - the size of customer orders; and

     - the mix of domestic and international sales.

     Prior to October 1998, we operated as a small closely-held company. As such, we did not have the types of operational and financial controls normally implemented by growing enterprises. During the second half of fiscal 1999, we implemented or updated our operational and financial systems, procedures and controls, including the implementation of an enterprise resource planning system and an Internet-based ordering system. Our systems will continue to require additional modifications and improvements, and possibly new systems, to respond to future changes in our business. Implementation of these modifications and improvements or new systems could be disruptive to our business.

     In connection with the grant of stock options to employees during fiscal 1999 and the first quarter of fiscal 2000, we recorded deferred stock compensation of $14.4 million and $15.8 million, respectively, representing the difference between the deemed fair market value of the common stock for accounting purposes and the exercise price of these options as of the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and is amortized on an accelerated basis over the vesting period of the applicable options. We expensed $2.3 million and $2.9 million of deferred compensation during fiscal 1999 and the first quarter of fiscal 2000, respectively. Based on option grant activity through October 29, 1999, we expect to amortize deferred stock compensation of $10.8 million during the remaining nine months of fiscal 2000, $8.1 million in fiscal 2001, $4.3 million in fiscal 2002, $1.8 million in fiscal 2003 and approximately $147,000 in fiscal 2004. For more information on the calculation of this charge, see Note 8 of Notes to Financial Statements.

RESULTS OF OPERATIONS

     Although we have included a discussion of our results of operations for each of the three fiscal years ended July 31, 1999, our significant growth during the last fiscal year and the first quarter of fiscal 2000 makes period-to-period comparisons involving periods prior to the fiscal year ended July 31, 1998 less meaningful than an analysis of more recent annual and quarterly operating results. Accordingly, this discussion and analysis of our operating results is primarily focused on comparisons between fiscal 1998 and 1999 and the first quarter of fiscal 2000. The following table sets forth financial data for the periods indicated as a percent of net revenues:

                                                                                        THREE MONTHS ENDED
                                                             YEAR ENDED JULY 31,     -------------------------
                                                           -----------------------   OCTOBER 29,   OCTOBER 29,
                                                           1997     1998     1999       1998          1999
                                                           -----    -----    -----   -----------   -----------
STATEMENTS OF OPERATIONS DATA:
Net revenues.............................................  100.0%   100.0%   100.0%     100.0%        100.0%
  Cost of revenues.......................................   93.4     80.9    100.3       84.3          86.8
                                                           -----    -----    -----      -----        ------
  Gross margin...........................................    6.6     19.1     (0.3)      15.7          13.2
                                                           -----    -----    -----      -----        ------
  Operating expenses:
    Sales and marketing..................................   11.3      6.9     29.3        7.3          34.1
    Research and development.............................    4.2      3.2     18.0        2.0          18.7
    General and administrative...........................    7.9      7.7     21.4        5.6          10.1
    Amortization of deferred stock compensation..........     --       --     13.0        4.8          19.2
                                                           -----    -----    -----      -----        ------
         Total operating expenses........................   23.4     17.8     81.7       19.7          82.1
                                                           -----    -----    -----      -----        ------
  Income (loss) from operations..........................  (16.8)     1.3    (82.0)      (4.0)        (68.9)
  Interest and other income (expense), net...............   (0.5)     0.2      0.1         --           1.2
                                                           -----    -----    -----      -----        ------
  Net income (loss)......................................  (17.3)%    1.5%   (81.9)%     (4.0)%       (67.7)%
                                                           =====    =====    =====      =====        ======
  Dividend related to convertible preferred stock........     --       --       --         --         (33.0)%
                                                           =====    =====    =====      =====        ======
  Net income (loss) applicable to common stockholders....  (17.3)%    1.5%   (81.9)%     (4.0)%      (100.7)%
                                                           =====    =====    =====      =====        ======

YEARS ENDED JULY 31, 1998 AND 1999

  Net Revenues

     Net revenues increased from $2.7 million in fiscal 1997, to $5.6 million in fiscal 1998, to $17.7 million in fiscal 1999. Net revenues for each period increased due to an increase in our customer base from approximately 300 customers in fiscal 1997, to approximately 550 customers in fiscal 1998, to more than 1,100 customers in fiscal 1999. Additionally, our average level of business with each customer increased during this period from approximately $9,000 per year in fiscal 1997, to approximately $10,000 per year in fiscal 1998, to more than $15,000 per year in fiscal 1999. Growth of net revenues from fiscal 1998 to fiscal 1999 benefitted from the introduction of our new server product designed for the Internet market late in the second quarter of fiscal 1999. This new product helped increase overall sales of our server products. In the fourth quarter of fiscal 1999, sales of our server products accounted for approximately 85% of net revenues. We also believe this increase in sales reflected the growing market acceptance of Linux and related open source software. A majority of our systems are sold to customers deploying or expanding Internet infrastructure environments. We believe that sales of our Internet infrastructure solutions will represent an increasing portion of our revenues.

  Cost of Revenues

     Cost of revenues increased from $2.6 million in fiscal 1997, to $4.5 million in fiscal 1998, to $17.8 million in fiscal 1999. Gross margin increased as a percent of net revenues from 6.6% in fiscal 1997, to 19.1% in fiscal 1998, primarily due to increased sales volume and the introduction of new products. In fiscal 1999, gross margin declined to negative 0.3%. This decline was due to three factors. The largest factor was costs associated with establishing and moving our manufacturing activities to our initial contract manufacturer. This represented approximately 50% of the decline. The second factor was the establishment of our technical support organization and increased headcount in our manufacturing operations, which represented approximately 30% of the decline. The third factor was increased component costs due to our transitioning to more dependable component suppliers. To become more competitive, we transferred our manufacturing operations to Synnex in July 1999. While we incurred additional expenses in connection with this move, we believe that Synnex's position as a distributor of Intel architecture components and other subsystems, its focus on build-to-order processes and its expertise in material management will reduce our future product costs. In addition, we anticipate that our gross margins will improve if unit volume increases and we successfully market our professional services.

  Sales and Marketing Expenses

     Sales and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in marketing, sales and sales support functions, as well as costs associated with trade shows, advertising and promotional activities. Sales and marketing expenses increased from approximately $310,000 in fiscal 1997, to approximately $382,000 in fiscal 1998, to $5.2 million in fiscal 1999. Sales and marketing expenses as a percent of net revenues were 11.3% in fiscal 1997, 6.9% in fiscal 1998 and 29.3% in fiscal 1999.
Approximately 70% of the increase in absolute dollars from fiscal 1998 to fiscal 1999 was due to an increase in sales and marketing personnel from two at the end of fiscal 1998 to 66 at the end of fiscal 1999. Of these 66 employees, 34 were engaged in sales and 32 were engaged in marketing. The remainder of the increase was due to the launch and ongoing implementation of our branding and other marketing campaigns. We intend to expand our sales and marketing activities substantially, both domestically and internationally, in order to increase market awareness and sales of our products. Accordingly, we expect our sales and marketing expenses to continue to increase in absolute dollars.

  Research and Development Expenses

     Research and development expenses consist of payroll and related expenses for software and hardware engineers and cost of materials for prototyping and testing units. We expense all of our research and development costs as they are incurred. Research and development expenses increased from approximately $115,000 in fiscal 1997, to approximately $180,000 in fiscal 1998, to $3.2 million in fiscal 1999. Research and development expenses as a percent of net revenues were 4.2% in fiscal 1997, 3.2% in fiscal 1998 and 18.0% in fiscal 1999. Approximately 60% of the increase in absolute dollars from fiscal 1998 to fiscal 1999 was due to an increase in research and development personnel from two at the end of fiscal 1998 to 29 at the end of fiscal 1999. The remainder of the increase was due to increased spending for material for new product development. We believe that a significant level of investment in system design, open source software and other research and development initiatives is required to remain competitive. Accordingly, we expect research and development expenses to continue to increase in absolute dollars on an annual basis.

  General and Administrative Expenses

     General and administrative expenses consist of salaries and related expenses for finance and administrative personnel, professional fees and costs associated with implementing and expanding our information systems. General and administrative expenses increased from approximately $218,000 in fiscal 1997, to approximately $427,000 in fiscal 1998, to $3.8 million in fiscal 1999. General and administrative expenses as a percent of net revenues were 7.9% in fiscal 1997, 7.7% in fiscal 1998 and 21.4% in fiscal 1999. Approximately 60% of the increase in absolute dollars from fiscal 1998 to fiscal 1999 was due to an increase in administrative personnel from six at the end of fiscal 1998 to 28 at the end of fiscal 1999. The remainder of the increase was due to expenses necessary to support our increased operations, including the implementation of a new management information system. We intend to add personnel to expand our information infrastructure and to support our operation as a public company. As a result, we expect general and administrative expenses to increase in absolute dollars on an annual basis.

  Amortization of Deferred Stock Compensation

     In connection with the grant of stock options to employees during fiscal 1999, we recorded deferred stock compensation of $14.4 million. We amortized $2.3 million of deferred stock compensation in fiscal 1999. We did not record any deferred stock compensation or amortization in fiscal 1997 or fiscal 1998.

  Interest and Other Income (Expense), Net

     Interest and other income, net includes income from our cash investments net of other expenses. We had net interest and other expense of approximately $12,000 in fiscal 1997, and net interest and other income of approximately $11,000 in fiscal 1998 and approximately $19,000 in fiscal 1999. The increase from fiscal 1998 to fiscal 1999 was primarily due to an increase in interest income earned on proceeds from issuances of convertible preferred stock.

  Income Taxes

     As of July 31, 1999, we had $10.8 million of federal and $5.2 million of state net operating loss carryforwards for tax reporting purposes available to offset future taxable income. The federal net operating loss carryforwards expire at various dates through 2019 to the extent that they are not utilized. We have not recognized any benefit from these net operating loss carryforwards because of uncertainty surrounding their realization. The amount of net operating losses that we can utilize is limited under tax regulations because we have experienced a cumulative stock ownership change of more than 50% over the last three years.

QUARTERS ENDED OCTOBER 31, 1998 AND OCTOBER 29, 1999

  Net Revenues

     Net revenues for the quarter ended October 29, 1999 were $14.8 million, an increase of 510% over net revenues of $2.4 million for the quarter ended October 31, 1998. This growth was due to increased sales volume and benefitted from the introduction of our next generation Internet server product. During the quarter ended October 29, 1999, sales to Akamai Technologies, Inc. represented approximately 17% of our net revenues. No other customer represented more than 10% of our net revenues during that quarter.

  Cost of Revenues


     Cost of revenues increased from $2.1 million in the quarter ended October 31, 1998 to $12.9 million in the quarter ended October 29, 1999. Gross margin decreased from 15.7% of net revenues in the quarter ended October 31, 1998 to 13.2% of net revenues in the quarter ended October 29, 1999. The decline in gross margin was due to the establishment of our technical support organization which decreased our gross margin by 6.9 percentage points offset partially by the increased efficiency of our manufacturing infrastructure resulting from higher revenues.


  Sales and Marketing Expenses


     Sales and marketing expenses increased from approximately $177,000 in the quarter ended October 31, 1998 to $5.1 million in the quarter ended October 29, 1999. As a percent of net revenues, sales and marketing expenses increased from 7.3% in the quarter ended October 31, 1998 to 34.1% in the quarter ended October 29, 1999. Approximately 64% of the increase in absolute dollars from the quarter ended October 31, 1998 period to the quarter ended October 29, 1999 period was due to an increase in sales and marketing personnel from four to 71. The remainder of the increase was due to increased spending for branding activities.


  Research and Development Expenses

     Research and development expenses increased from approximately $48,000 in the quarter ended October 31, 1998, to $2.8 million in the quarter ended October 29, 1999. As a percent of net revenues, research and development expenses increased from 2.0% in the quarter ended October 31, 1998 to 18.7% in the quarter ended October 29, 1999. Approximately 50% of the increase in absolute dollars from the quarter ended October 31, 1998 period to the quarter ended October 29, 1999 was due to an increase in research and development personnel from three to 34. The remainder of the increase was due to increased spending for material for new product development.

  General and Administrative Expenses

     General and administrative expenses increased from approximately $136,000 in the quarter ended October 31, 1998, to $1.5 million in the quarter ended October 29, 1999. As a percent of net revenues, general and administrative expenses increased from 5.6% in the quarter ended October 31, 1998 to 10.1% in the quarter ended October 29, 1999 period. Approximately 60% of the increase in absolute dollars was due to an increase in administrative personnel from five to
37. The remainder of the increase was due to increased spending for consulting and other professional services.

  Amortization of Deferred Stock Compensation

     We amortized approximately $118,000 of deferred stock compensation in the quarter ended October 31, 1998. We recorded deferred stock compensation of $15.8 million and amortized $2.9 million of deferred stock compensation in the quarter ended October 29, 1999.

  Interest and Other Income (Expense), Net

     We had no interest and other income, net during the quarter ended October 31, 1998. During the quarter ended October 29, 1999, we earned approximately $173,000 of interest income from the investment of the proceeds raised from sales of our convertible preferred stock.

  Preferred Stock Dividend

     During the quarter ended October 29, 1999, we recorded a preferred stock dividend of $4.9 million representing the value of the beneficial conversion feature on the issuance of convertible preferred stock in September 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $3.86 per share and the estimated fair value of the common stock at that date. The amount of the beneficial conversion feature was limited to the amount of the gross proceeds received from the issuance of convertible preferred stock. The excess of the beneficial conversion feature over the gross proceeds received was $4.2 million.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents our operating results for each of the five quarters in the period ending October 29, 1999. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and related notes. We have experienced, and expect to continue to experience, fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

                                                                 QUARTER ENDED
                                    -----------------------------------------------------------------------
                                    OCTOBER 31,    JANUARY 31,     APRIL 30,      JULY 31,      OCTOBER 29,
                                       1998           1999           1999           1999           1999
                                    -----------    -----------    -----------    -----------    -----------
                                                                (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net revenues......................    $2,435         $ 3,170        $ 4,270        $ 7,835       $ 14,848
Cost of revenues..................     2,053           3,324          4,295          8,094         12,887
                                      ------         -------        -------        -------       --------
  Gross margin....................       382            (154)           (25)          (259)         1,961
                                      ------         -------        -------        -------       --------
Operating expenses:
  Sales and marketing.............       177             406          1,326          3,274          5,064
  Research and development........        48             216            410          2,515          2,774
  General and administrative......       136             654          1,146          1,855          1,496
  Amortization of deferred stock
     compensation.................       118             371            505          1,318          2,855
                                      ------         -------        -------        -------       --------
          Total operating
            expenses..............       479           1,647          3,387          8,962         12,189
                                      ------         -------        -------        -------       --------
Loss from operations..............       (97)         (1,801)        (3,412)        (9,221)       (10,228)
Interest and other income
  (expense), net..................        --             (14)            --             33            173
                                      ------         -------        -------        -------       --------
Net loss..........................    $  (97)        $(1,815)       $(3,412)       $(9,188)      $(10,055)
                                      ======         =======        =======        =======       ========
Dividend related to convertible
  preferred stock.................    $   --         $    --        $    --             --       $ (4,900)
                                      ======         =======        =======        =======       ========
Net loss attributable to common
  stockholders....................    $  (97)        $(1,815)       $(3,412)       $(9,188)      $(14,955)
                                      ======         =======        =======        =======       ========

                                                                 QUARTER ENDED
                                    -----------------------------------------------------------------------
                                    OCTOBER 31,    JANUARY 31,     APRIL 30,      JULY 31,      OCTOBER 29,
                                       1998           1999           1999           1999           1999
                                    -----------    -----------    -----------    -----------    -----------
AS A PERCENT OF NET REVENUES:
Net revenues......................     100.0%          100.0%         100.0%         100.0%         100.0%
Cost of revenues..................      84.3           104.9          100.6          103.3           86.8
                                      ------         -------        -------        -------       --------
     Gross margin.................      15.7            (4.9)          (0.6)          (3.3)          13.2
                                      ------         -------        -------        -------       --------
Operating expenses:
  Sales and marketing.............       7.3            12.8           31.1           41.8           34.1
  Research and development........       2.0             6.8            9.6           32.1           18.7
  General and administrative......       5.6            20.6           26.8           23.7           10.1
  Amortization of deferred stock
     compensation.................       4.8            11.7           11.8           16.8           19.2
                                      ------         -------        -------        -------       --------
          Total operating
            expenses..............      19.7            51.9           79.3          114.4           82.1
                                      ------         -------        -------        -------       --------
Loss from operations..............      (4.0)          (56.8)         (79.9)        (117.7)         (68.9)
Interest and other income
  (expense), net..................        --            (0.4)            --            0.4            1.2
                                      ------         -------        -------        -------       --------
Net loss..........................      (4.0)%         (57.2)%        (79.9)%       (117.3)%        (67.7)%
                                      ======         =======        =======        =======       ========
Dividend related to convertible
  preferred stock.................        --              --             --             --          (33.0)%
                                      ======         =======        =======        =======       ========
Net loss attributable to common
  stockholders....................      (4.0)%         (57.2)%        (79.9)%       (117.3)%       (100.7)%
                                      ======         =======        =======        =======       ========

     Gross margin decreased from 15.7% in the quarter ended October 31, 1998, to negative 3.3% in the quarter ended July 31, 1999. Approximately 70% of this decline during fiscal 1999 was due to an increase in component costs due to our transitioning to more dependable component suppliers. The remainder of the decline was due to costs associated with the establishment of our technical support organization. Gross margin increased from negative 3.3% in the quarter ended July 31, 1999, to 13.2% in the quarter ended October 29, 1999. Approximately 75% of the increase was due to lower material costs as a result of transferring our manufacturing operations to Synnex. The remainder of the increase represents improved leverage of our manufacturing infrastructure as a result of increased volumes. We expect sales and marketing expenses to continue to increase in absolute dollars on a quarterly basis through fiscal 2000 as we continue to hire additional sales and marketing personnel and invest in branding activities. We also expect our research and development expenses to increase in absolute dollars on a quarterly basis through fiscal 2000 as we continue to hire additional personnel. General and administrative expenses of $1.5 million in the quarter ended October 29, 1999 decreased approximately $360,000 from the quarter ended July 31, 1999. This decrease was due to the expenditure of approximately $500,000 for the implementation of a new management information system during the quarter ended July 31, 1999, partially offset by fees paid for consulting services. We expect general and administrative expenses to stabilize during the remainder of fiscal 2000 as reduced consulting costs are expected to be offset by increased costs associated with being a public company and the hiring of additional personnel. Our operating expenses are largely fixed and are based on anticipated revenue trends. As a result, a delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in substantially greater operating losses. In addition, we intend to broaden our professional service organization and begin manufacturing products internationally, both of which will increase our cost of revenues.

     Our net revenues and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause our stock price to fluctuate. The primary factors that could affect our quarterly operating results include:

     - demand for and market acceptance of Linux-based systems and our products and services;

     - increases in manufacturing costs, including the prices of components we purchase;

     - reductions in the sales price of systems offered by us or our competitors;

     - our ability to develop, introduce and market new products and product enhancements that meet customer requirements in a timely manner;

     - our contract manufacturer's ability to manufacture sufficient quantities of systems and maintain the quality of our systems;

     - our ability to obtain sufficient supplies of sole or single source components, including power supplies and chassis;

     - the introduction of competing products by larger companies which market general or limited purpose servers and computers;

     - the failure of Linux developers to enhance and develop the Linux operating system;

     - economic conditions generally and in the specific industries in which our customers operate; and

     - costs related to acquisitions of complementary technologies or businesses.

     Although we grew sequentially each quarter during fiscal 1999 and the first quarter of fiscal 2000, we may experience some seasonality in our operating results. It is difficult for us to evaluate the degree to which this seasonality may affect our business because of our limited operating history and the fact that our recent growth may have overshadowed seasonality in recent periods. In addition, if our international sales grow, we may experience lower sales in Europe or other international locations during the summer months. Concerns regarding year 2000 compliance issues may also adversely affect the demand for our products in the next few quarters.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, our operations have been financed through private sales of $35.9 million of convertible preferred stock. As of July 31, 1999 and October 29, 1999, we had cash and cash equivalents of $18.7 million and $14.7 million, respectively, an accumulated deficit of $15.0 million and $29.9 million, respectively, and working capital of $16.2 million and $13.9 million, respectively.

     In February 1999, we entered into a $4.0 million line of credit with a bank. In connection with this line of credit, we also entered into a $500,000 equipment loan. At October 29, 1999, $500,000 was outstanding under the equipment loan and no amounts were outstanding under the line of credit. Amounts outstanding under each facility bear interest at a variable rate equal to the bank's prime rate plus 0.75% per annum (8.75% as of October 29, 1999) and are secured by substantially all of our assets. At July 31, 1999 and October 29, 1999, we were not in compliance with the tangible net worth covenant in our agreement with the bank. These violations were subsequently waived by the bank.

     We used approximately $325,000 of cash in operating activities in fiscal 1997 and $10.2 million in fiscal 1999. We generated approximately $86,000 in cash from operations in fiscal 1998. Cash used in operating activities for fiscal 1997 and 1999 was attributable to net losses of approximately $474,000 and $14.5 million, respectively. In fiscal 1998, we generated cash from an increase in accounts payable of approximately $403,000 and net income of approximately $84,000, offset in part by an increase in accounts receivable. In fiscal 1999, cash used in operating activities was also attributable to increases in accounts receivable and inventories of $3.3 million and $1.7 million, respectively, offset in part by increases in accounts payable of $5.4 million and accrued expenses of $1.4 million, as well as depreciation and amortization of stock compensation. In the first quarter of fiscal 2000, we used $8.1 million of cash in operating activities. Cash used in operating activities during the first quarter ended October 29, 1999, was attributable to a net loss of $10.1 million and an increase in accounts receivable of $3.3 million, offset in part by increases in accounts payable of $1.3 million, accrued liabilities, warranty and other of approximately $421,000 and depreciation and amortization of stock compensation.

     We used cash in investing activities of approximately $25,000 in fiscal 1997, approximately $44,000 in fiscal 1998 and $2.3 million in fiscal 1999. Approximately 70% of the cash used in fiscal 1999 was used for purchases of computer equipment. The remainder of the cash used in investing activities was used to purchase a variety of other fixed assets. We used cash in investing activities of approximately $701,000 in the first quarter of fiscal 2000. Approximately 90% of the cash used during this period was used for purchases of computer equipment and the remainder was used to purchase a variety of other fixed assets. While we have no outstanding commitments, we expect to make capital expenditures of approximately $2.0 million during the remaining nine months of fiscal 2000. Our capital expenditures may increase over the next several years as we expand our facilities and acquire equipment to support expansion of our sales and marketing and research and development activities.

     Our financing activities provided cash of approximately $370,000 in fiscal 1997, $31.0 million in fiscal 1999 and $4.8 million in the first quarter of fiscal 2000. We had no financing activities in fiscal 1998. The increase in fiscal 1999 and the first quarter of fiscal 2000 resulted almost entirely from the net proceeds from the issuances of convertible preferred stock.

     Our future liquidity and capital requirements will depend upon numerous factors, including the costs associated with the expansion of our sales and marketing activities and product development efforts, the level and timing of product and service revenues, the amount of working capital required, the level of fixed asset investment required, and available borrowings under line of credit arrangements. We believe that the net proceeds from this offering, together with our current cash and investment balances and any cash generated from current or future debt financing, will be sufficient to meet our operating and capital requirements for at least the next 12 months. However, it is possible that we may require additional financing within this period, particularly if we elect to acquire complementary businesses or technologies. The factors described in this paragraph will affect our future capital requirements and the adequacy of our available funds. As a result, we may be required to raise additional funds through public or private financings, strategic relationships or other arrangements. We cannot assure you that additional funding, if needed, will be available on reasonable terms, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our inability to raise capital when needed could seriously harm our business.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," (SOP No. 98-1). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. We adopted SOP No. 98-1 in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on our financial position or results of operations.

     In June 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. We do not believe the adoption of SFAS No. 133 will have a material effect on our financial position or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions," (SOP No. 98-9). SOP No. 98-9 amends SOP No. 97-2 and SOP No. 98-4 by extending the deferral of the application of certain provisions of SOP No. 97-2 amended by SOP No. 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP No. 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. We have not had significant software sales to date and do not expect the adoption of SOP No. 98-9 to have a significant effect on our financial position or results of operations.

YEAR 2000 READINESS

  The Year 2000 Issue

     The Year 2000 issue refers to the potential for disruption to business activities caused by system failures or miscalculations which are triggered by advancement of date records past the year 1999. For example, if software that uses the calendar year in computations is not ready for the millennial calendar change, it may interpret a 21(st) century date as a 20(th) century date, for example, mistaking 2001 for 1901.

  Readiness of Our Products

     We have completed our assessment of Year 2000 readiness with respect to our products and believe that all of our products manufactured since early calendar 1997 are Year 2000 compliant in all material respects. However, our products operate in complex system environments and directly and indirectly interact with a number of other hardware and software systems. We are unable to predict to what extent our products may be affected if other products in the systems in which our products operate experience a material Year 2000 failure.

  Readiness of Our Systems and Facilities

     Our business may be affected by Year 2000 issues. We are completing our systems updates, upgrades, and replacements of non-ready systems. Systems include internal hardware and software as well as external services provided by other companies, including contract manufacturing, product development, customer support, information processing, and facility services. We are not currently aware of any unresolved Year 2000 problems relating to any of our internal systems. We do not believe that we have any significant systems that are not Year 2000 compliant. The majority of our software, hardware and operating systems have been acquired as new products in the last two years. We acquired the software as original product and it is supported by existing vendors. We do not believe that we have any significant systems that

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

contain embedded chips that are not Year 2000 compliant. We are not using legacy hardware or software that would be more likely to have Year 2000 issues because of its age.

  Cost of Product and Internal Systems Preparation

     Based on our assessment to date, we do not expect the total cost of Year 2000 preparation and remediation to be material to our business. To date, our preparation and remediation costs have not been material.

  Year 2000 Risk

     Failures of our internal systems to be Year 2000 compliant could temporarily prevent us from processing orders, issuing invoices and developing products, and could require us to devote significant resources to correcting the problems.

     If our suppliers, vendors, customers or service providers fail to correct their Year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a Year 2000 problem occurs, it may be difficult to determine which party's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers.

     An internal or external business disruption caused by the Year 2000 issue could interrupt our operations and damage our relationships with our customers. An internal disruption unique to us could give a comparative advantage to our competitors. Failure of our internal systems and critical external services to be ready for the Year 2000 could delay order processing, issuing invoices or development and shipment of products. The cost of recovery from failures could be significant.

     Our customers' purchasing plans could be affected by Year 2000 issues if they need to expend significant resources to fix their existing systems. This situation could divert funds and resources otherwise available for new product purchases. In addition, some customers may wait to purchase our products until after the Year 2000, which may reduce our revenues in the near future.

     We are unable to determine at this time whether these or other Year 2000 failures will occur and if they will have a material impact on our business, results of operations or financial condition. This inability is particularly acute due to the potential scope of the Year 2000 problem and the inability to ascertain the readiness of external service providers, including utilities, government entities and other vendors. We have not developed, and we have no current plans to develop in the near future, a contingency plan to deal with the effects of this worst case scenario.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we may invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of October 29, 1999, all of our cash and cash equivalents were in money market and checking funds.

     We have operated primarily in the United States, and all sales have been made in U.S. dollars. Accordingly, we have not had any material exposure to foreign currency rate fluctuations.

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

                                    BUSINESS

VA LINUX OVERVIEW

     We are a leading provider of Linux-based solutions, integrating systems, software and services. Our broad-based technical expertise in systems and software design, as well as our focus on the Linux operating system and other open source solutions, enables us to provide high-quality Linux systems designed for optimal performance, reliability and scalability. Through our staff of Linux system and software engineers, we also offer comprehensive customer service and support. To further expand our service offerings, we recently established a professional services organization to provide a broad range of services including system architecture design, system integration and security consulting.


     Our products are primarily sold through a direct sales organization to customers deploying or expanding Internet infrastructure environments. Our largest customers include Akamai Technologies, eToys, StarMedia Network and 24/7 Media. Sales to these four customers accounted for 14.5% of our total net revenues in fiscal 1999 and 23.3% in the first quarter of fiscal 2000. In fiscal 1999, we had over 50 customers who each purchased at least $50,000 of our Linux systems.


INDUSTRY BACKGROUND

  The Internet Build-Out

     The Internet is rapidly becoming a critical resource for business. Companies that successfully build an online presence can more efficiently conduct business with partners and suppliers, communicate with customers and employees and address the rapidly growing, global base of online consumers. According to International Data Corporation, or IDC, the number of worldwide Internet users is expected to grow from 159 million in 1998, to 510 million in 2003, and worldwide e-commerce revenues will increase from approximately $50 billion, to more than $1.3 trillion during the same period.

     To remain competitive, companies are being forced to offer more sophisticated Internet services more rapidly. As a result, their computing environments are becoming more complex and their demand for Internet infrastructure is growing. According to IDC, businesses will spend approximately $56 billion on Internet infrastructure and deploy approximately six million servers in 2003.

  The Growth of the Internet is Fueling Demand for Linux and Other Open Source Solutions

     In seeking cost-effective, reliable and secure infrastructure for their Internet services, companies are increasingly implementing open source software, such as the Linux operating system, the Apache web server (a popular application running on the Linux operating system which allows for the service of web pages), the Samba file server (a popular application running on the Linux operating system which provides file services) and the Sendmail e-mail server (a popular application running on the Linux operating system which allows the exchange of e-mail messages).

     The term "open source" applies to software which can be copied, modified and distributed without any associated fee and with few restrictions. As such, the source code for Linux can be downloaded from the Internet. Popular open source software like Linux is continuously maintained and improved by large communities of developers who share information, code and suggestions. This collaborative environment has been facilitated and enhanced by the growth of the Internet and the availability of low-cost computing resources. These market trends have fueled significant increases in the number of developers in open source projects, the frequency of software releases and the speed of feature development and error correction.

     The nature of open source software makes it very easy for multiple groups, commercial and non-commercial, to create "distributions," or collections, of this software. The best known distributions of Linux, for example, include those from Caldera, Debian, Red Hat and S.u.S.E. In most cases, there are only minor technical variations among distributions and software applications designed for Linux to run consistently across all of them. When variations among distributions occur, they are generally market-

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

based. For example, some distributions are localized for different languages or optimized for different hardware systems.

     The following points illustrate some of the benefits consumers receive by implementing the Linux operating system and related open source solutions:

          Rapid Development and High Quality. Traditional software vendors that create proprietary software programs rely on a limited pool of software engineers to correct software errors and develop new software or software enhancements. In contrast, any end user can access the source code to develop new features and applications or suggest fixes and improvements to open source software. As a result, businesses are not dependent on a single third party vendor and can rely on a larger pool of software engineers and service providers. In addition, these software projects promote independent peer review. This system of peer review is designed to ensure the quality of all submissions and changes to the code. Furthermore, we believe that opening source code to the public ensures that security flaws are quickly identified and eliminated, making open source software more secure than proprietary software.

          Customer-Focused Solutions. The lack of access to the source code of proprietary software makes it more difficult and costly to integrate into existing systems than open source software. In addition, in an environment where anyone can access and modify the source code, internal development personnel in an organization can leverage the efforts of a broad community consisting of other information technology specialists and independent programmers to develop customized solutions more rapidly and at a significantly lower cost. The ability to modify open source software by end users also results in open source software implementations that are tailored to meet customer needs.

          Lower Cost of Ownership. Consumers can significantly decrease the cost of owning and servicing their computing systems in an open source environment. According to GartnerGroup, the sale price of the computing system typically accounts for approximately 10% of the total cost of owning that system. The remaining 90% is attributable to services such as training, support and maintenance. These are largely software support-related activities. Therefore, in addition to having the ability to install an unlimited number of copies for free, consumers can reduce their costs by sourcing services from more than one party, avoiding the significant margins that proprietary software vendors can charge as a result of their exclusive knowledge of the product. Open source software solutions create a competitive, multi-source market for these software support services.

     The benefits of open source initiatives have accelerated the market penetration of open source software, especially in environments such as the Internet where highly reliable, secure, low-cost and customizable solutions are essential. For example, in September 1999, Apache, an open source web server, commanded a 55% market share, according to the Netcraft Web Server Survey (netcraft.com/survey), as compared to 22% for Microsoft's Internet Information Server.

  Linux is the Leading Internet Operating System

     Linux has emerged as the leading operating system for the Internet. According to an April 1999 survey conducted by the Internet Operating System Counter (leb.net/hzo/ioscount), which polls web sites for operating system information, Linux ran on approximately 31% of the servers polled, more than any other single system. According to an IDC report dated August 1999, the use of Linux grew at an annual rate of 181% in 1998. In its report, IDC also projected that the use of Linux will grow faster than the use of any other operating system through 2003. We believe that this growth is largely attributable to decisions by information technology managers to deploy Linux as a highly cost-effective and reliable way to support web services. However, we can give no assurances that any of the referenced projections will be achieved. According to the IDC report, in 1998, Linux compact disc units sold represented 14.7% of all server operating system license units sold worldwide, and, according to PC Data, sales of Linux operating system units in retail stores grew from 6,236 in June 1998 to 46,175 in June 1999. We believe that the reliability,

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

security and continuous improvement of open source software, complemented by its low cost, will continue to make Linux a preferred solution for delivering Internet services.

  The Challenge in Delivering Open Source Solutions

     As companies adopt software solutions that are created in an open source environment as part of their critical business operations, they face new challenges. To help maximize the advantages of these software solutions and address these challenges, consumers require the assistance of vendors that have significant open source expertise and are able to provide timely and qualified open source professional services and customer support. The rapid evolution of open source software requires open source vendors and support providers to:

     - continuously develop knowledge of the ongoing changes in open source software distributions;

     - actively engage in research and development with the open source development community; and

     - leverage the expertise of this community to deliver customized solutions.

     In addition, as open source software becomes more complex, its interactions with a diverse range of commodity hardware platforms become more difficult to support. Supporting too broad a set of hardware platforms and software offerings can overwhelm many service and support organizations. As a result, vendors must maintain a thorough understanding of the interoperability of open source software distributions and hardware platforms and tailor their offerings to provide the best available hardware and software products.

     Traditional server, workstation and personal computer vendors depend on highly controlled and scheduled releases of software from major proprietary software developers. This regimented software environment enables the disaggregation of hardware, service and support delivery among multiple companies, while keeping systems and service offerings tied to new proprietary software releases. Given the rapid rate of development in commodity hardware markets, systems vendors have become reliant on this controlled software release process to coordinate the development and create the demand for new products and services. As open source software gains market acceptance, its rapid and relatively unconstrained pace of development disrupts these well-defined processes and poses significant challenges for traditional systems vendors and service providers. To effectively deliver open source solutions to large companies, vendors will need to simultaneously:

     - capitalize on the rapid pace of open source software development;

     - manage the high rate of change in commodity hardware markets; and

     - integrate the best available open source software and system components to produce the highest-quality solutions for particular customer needs.

     We believe that, in order to satisfy these market requirements, open source vendors must deliver integrated system, software and support solutions to customers.

  The Market Opportunity for Open Source Vendors

     We believe that open source solutions will continue to gain market acceptance as the limitations of more expensive and less customizable proprietary applications become more pronounced. To date, no large Intel processor-based systems vendors have focused their businesses on delivering high-quality systems optimized for Linux and other open source software. These vendors are primarily dependent on proprietary operating systems and applications from vendors such as Microsoft. Alternatively, some systems vendors, such as Sun Microsystems, offer their own proprietary software. In neither case do these vendors maintain expertise in creating and implementing open source systems, nor do they have extensive ties to the open source community. Linux software and service vendors, on the other hand, have little experience in developing and supporting systems that are optimized for Linux.

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

SOLUTION

     We are a leading provider of Linux-based solutions, integrating systems, software and services. We offer high-quality Linux systems that are designed for optimal performance, reliability and scalability in business and Internet-based computing environments. We also offer comprehensive service and customer support. Our products and services offer the following benefits:

  Integrated Linux-Based Solution

     We offer a single point of contact for all Linux product, service and support needs. Our Linux systems are used in a variety of computing environments, ranging from small desktops to complex, high-performance, groups of servers and are differentiated to meet the price, performance and scalability requirements of our customers. For example, for the Internet server markets, we offer compact servers with high storage capabilities that we engineer for use by companies with physical space constraints. We also offer professional services, consisting of planning, implementation, installation and integration, security audits and performance analysis, as well as 24-hour toll-free telephone support and onsite services by Linux professionals.

  Depth of Technical Expertise in Linux and Other Open Source Software


     We focus on Linux-based solutions and have developed a comprehensive understanding of our customers' Linux needs. In addition, by cultivating close ties with the open source community, we have assembled a world-class team of Linux software engineers and community professionals who collaborate on open source development projects. As of October 29, 1999, we employed 37 Linux and open-source hardware and software professionals. Many of our current employees are leading contributors to open source projects. Notably, Intel has contracted with us to port the Linux operating system to its next generation series of processors which are used in computers. We believe that our involvement in these projects and our investment in Linux expertise helps position us as an integral member of the Linux development community. This also helps enable us to remain abreast of technical advances and react quickly to new developments.


  High-Quality, Cost-Effective Solutions

     We offer high-quality systems that provide our customers with significantly lower total costs of system ownership. The Linux expertise of our engineers enables us to design servers, workstations and desktops that are tuned for optimal performance, reliability and scalability in Linux environments. Our engineers work with engineers of major component vendors, such as Mylex and Matrox, to improve the performance of their subsystems and components and ensure interoperability with Linux and other open source products. We integrate widely available commodity hardware components, popular Linux distributions and Linux service and support to deliver comprehensive low-cost, high-quality industry-standard systems to our customers. By contrast, customers of other vendors are required to purchase Linux service and support separately from their system provider, which adds significantly to the total cost of their system.

  Support for Multiple Linux Distributions

     We maintain Linux distribution neutrality by offering our customers a variety of Linux distributions. This enables us to offer customers an optimal distribution for their system or customize a publicly available distribution to meet their specific needs. By remaining neutral, we believe we offer the best open source software for our customers' needs and can support specialized distributions which meet the requirements of different geographic or vertical markets more rapidly and effectively than vendors of single, general purpose distributions. In addition, we believe our neutrality is well aligned with the goals of a broad section of the open source developer community, thus improving our ability to recruit and retain the best community talent.

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

  Extensive Internet Services

     As a Linux vendor, it is imperative that we maintain close relationships with the open source developer community and offer a forum where our customers and open source community members can interact. We currently maintain several web sites that serve our customers and the open source community, including linux.com, our flagship open source portal. linux.com offers a central place for sharing ideas and receiving information related to Linux and other open source software, creating a conduit for customer and community exchange and providing technical support. Our commitment to the open source community has attracted significant support from its members which, in turn, keeps linux.com up to date and content-rich through continuous contributions. linux.com and our other web sites received more than nine million page views in October 1999.

STRATEGY

     Our objective is to enhance our position as a leading developer and provider of advanced Linux and related open source solutions. Key elements of our strategy are to:

  Continue to Demonstrate Technical Leadership in Linux and Related Open Source Technologies

     As an open source technology leader, we will enhance our position in the marketplace and reinforce our ability to bring high-quality solutions and support to our customers. We intend to continue to recruit experts who are fully engaged in open source development projects. We intend to remain at the forefront of high-performace Linux systems and software development, as demonstrated by our development of high-density Linux servers and our software to manage groups of servers. Further, we intend to leverage our business agreements with leading technology companies to reduce the time-to-market for Linux support for emerging hardware technologies, such as the porting of Linux to Intel's future 64-bit processor family.

  Utilize Our Direct Distribution Model

     We intend to gain immediate feedback from customers on our designs and product quality by using a direct sales and distribution model. We believe this will enable us to improve our solutions much faster and more precisely than if we utilized a traditional reseller-distributor model. By communicating our users' critiques on open source software reliability, usability and scalability to the open source community, we believe we will facilitate improvements in the quality of open source software. Furthermore, we intend to use the direct distribution model to expand our build-to-order fulfillment capability, minimize inventory costs, increase margin and lower prices to our customers. We believe the direct model is the most effective means of reaching customers and establishing long-term customer relationships.

  Continue to Leverage the Internet

     As a company that specializes in Linux solutions, Internet strategies are central to our operations. We intend to continue to strengthen our brand and our Internet presence through expansion of our commercial web site and our sponsorship of community-oriented sites like linux.com. We also plan to use the Internet to enhance our relationship with our customers and suppliers by delivering highly customized order and account information and offering creative self-service programs. Currently, substantially all orders are placed through our web site. In addition, we will continue to engage in Internet-based strategies, which promote closer ties between our customers and the open source community. We intend to build strong community relationships by providing Internet resources to open source community members who want to lead or contribute to open source projects. Finally, we intend to continue to use the Internet as a research and development resource by involving the network of open source engineers on the Internet in our engineering projects.

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

  Accelerate Development of the Open Source Market and Community

     We intend to continue to invest resources for the development of open source technologies and the open source community. We intend to increase the variety and quality of open source applications by encouraging our customers to join with members of the open source community in application development. By promoting open source solutions, we believe we will raise awareness of open source software capabilities. We intend to increase the credibility of open source solutions and educate customers who are currently unaware of its benefits by partnering with established technology companies such as database developers and Internet software providers.

  Continue to Apply Open Source Practices Within Our Business and Products

     The popularity of Linux and other open source products demonstrates the success of innovative, highly collaborative software development models. These models have been made possible only in recent years through the widespread availability of the Internet. We seek opportunities to apply similar models of Internet community collaboration across our business, in such areas as market research, product development and ongoing customer support. For example, we are collaborating with more than 100 members of the open source community to help develop a more secure version of Linux for use in university computing environments. We will continue to embrace the open source model not only in the creation of new products and services, but also in the overall execution of our business model.

  Increase Brand Awareness

     We believe that continuing to build our brand is vital to our success in providing Linux-based solutions and strengthening our presence in the Linux and open source communities. We have established a reputation for providing high-quality Linux systems and support and for promoting open source community involvement. We intend to continue to promote our brand through a variety of campaigns, including promotion of linux.com and related sites, public relations activities, and tightly-focused advertising campaigns in computer-related publications and general business media. We also intend to continue to contribute engineering resources, leadership, systems and other services to open source development projects and to community-wide support organizations, such as Linux International and the Linux Standard Base.

PRODUCTS AND SERVICES

     We offer an end-to-end Linux-based solution for our customers that includes systems, software and services. Our systems are designed to meet the reliability and scalability requirements of Internet infrastructure and other computing intensive markets. Unlike traditional systems vendors, we design our products exclusively around the Linux operating system. All our systems and components are tested and configured for optimal Linux compatibility and include support and service as a standard feature. In addition to system support, we offer professional service capabilities that provide in-depth Linux and other open source software expertise to our customers.

  Computing Systems

     We sell a broad line of Linux desktop and server systems. Our Linux systems are built to customer specifications and can be optimized for a wide range of applications and environments. We build our products with standard components that adhere to the Intel processor architecture and are carefully selected and tested for optimal performance in Linux environments. We believe our comprehensive testing methodology, combined with our significant expertise in solving hardware and software integration issues in Linux environments, assures our customers that our systems will not suffer from incompatibility problems. Our design decisions reflect the benefit of our direct channel sales strategy, which provides us with early and frequent customer feedback on product improvements.

     All our systems come pre-installed with a version of a popular Linux distribution, which we customize to enhance quality and performance for our customers' particular application requirements. All
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

improvements to popular distributions are posted to the Internet in open source form immediately, enabling us to maintain our standing as an active open source community participant.

     We have devoted significant engineering efforts to design our servers for Internet-related applications. For example, we have focused on reducing the height of our server designs to facilitate high-density installation. This reduces our customers' space requirements which can, among other things, lower the costs of implementing our systems in co-location facilities. Our recently introduced FullOn model server product offers one of the highest disk storage densities of any similar server system in the industry for any operating system. In addition, our FullOn model server product features support for a configuration of multiple disks, which provide back-up in the event of a system failure. Our FullOn model server product features a dual processor configuration, which allows up to five 1.6 inch 10,000 revolution per minute disk drives, any of which can be swapped while the system is running.

     We offer a broad range of desktop configurations, from value-priced to high-performance models. Our high-performance desktops are designed for computing-intensive applications, such as Linux development. Most of these products feature a configuration of multiple disks, which provide back-up in the event of a system failure, and external storage, which positions these products as departmental file and database servers.

     Our customers benefit from a single point of contact for complete system support. All our system sales include six software support calls for the first 12 months, along with two day return-to-depot hardware service. By contrast, customers of other vendors are often required to purchase Linux service and support separately from their system provider, which adds significantly to the total cost.

     We introduce new configurations frequently. The following table details our server and desktop configurations available as of October 1999:

   PRODUCTS            PROCESSOR          MEMORY    INTERNAL DISK              TARGET MARKET
   --------            ---------          ------    -------------              -------------
StartX SP        Intel Celeron           64-256MB   6.4GB          Linux community developers
                 (500MHz)                                          Students
StartX MP        Intel Pentium III       128MB-1GB  6.4-36.4GB     Software developers
                 (Dual 600MHz)                                     Local serving
StartX ZP        Intel Pentium III XEON  128MB-1GB  9.1-36.4GB     Technical applications
                 (Dual 500MHz)                                     Local serving
501 (2u)         Intel Pentium III       128MB-1GB  9.1-144.0GB    Internet and web serving
                 (Dual 600MHz)                                     server groups
FullOn2X2 (2u)   Intel Pentium III       256MB-2GB  6.4-180.0GB    High-performance, high-density
                 (Dual 600MHz)                                     Internet and web serving High-
                                                                   performance computer groups
700 (4u)         Intel Pentium III       128MB-1GB  9.1-144.0GB    Internet serving
                 (Dual 600MHz)                                     I/O expansion
3500 (7u)        Intel Pentium III XEON  1-2GB      9.1GB-3.2TB    High-performance servers
                 (Quad 550MHz)

  Service and Support

     We believe that in an open source computing environment an integrated product and service organization is essential for the delivery of effective and low-cost solutions. Because of the variability of open source software and the challenges associated with integrating this continuously evolving software with standard hardware packages, we believe only a vendor that has expertise with both can maintain a strong standing in the open source community and be in a position to select the best available software and hardware products to provide high-quality, low-cost solutions to customers.

     Open Source Community Relationship. The quality of our services is dependent on the efforts and the expertise of members of the open source community. It is imperative, therefore, that we continue to work productively with these community members. We do so by actively sponsoring, contributing to or

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otherwise supporting dozens of open source projects. We established the
linux.com web site to provide a neutral forum for Linux information and links to other members of the open source community. We have also developed other special purpose web sites, such as themes.org. In addition, unlike some vendors of Linux distributions which act as intermediaries between Linux users and developers, we help establish direct communication between our customers and members of the development community.

     Professional Services. We have recently established a professional service organization that offers a comprehensive suite of services that reduce our customers' time to implement Linux-based infrastructure solutions and improve the scalability and security of these solutions. These services include planning, installation, systems integration, performance analysis and security consulting of Linux solutions.

     Technical Support. We offer a broad range of Linux technical support products under the product family "Total Linux Coverage" or "VA TLC." For our commercial customers, we offer 24 hours a day, seven days a week access to our technical support specialists by telephone and the Internet. For smaller customers or end users, we also offer per-incident technical support products and upgrades through a toll-free telephone number and our web site. All products include comprehensive support for our systems and Linux software.

     Extended Warranties and Onsite Maintenance. As part of our Total Linux Coverage product family, we offer customers a broad range of warranty and onsite maintenance services. Our standard service options include next business day onsite response for systems maintenance throughout North America and three year warranties for systems and components. For our commercial customers, we offer same day priority onsite response, with assigned technical support specialists for their specific Linux configuration.

     Customer Service. Our customers can access phone and onsite support across the United States and Canada 24 hours a day, seven days a week. We have partnered with DecisionOne, a leading provider of computer maintenance and support services, for the provision of call center and onsite service functions to our customers. We have trained DecisionOne employees, who are dedicated to Linux support and who do not support any other systems vendors.

INTERNET OPERATIONS

     A central component of our business strategy is to leverage the Internet to enhance our ties with the open source development community and promote market acceptance of Linux solutions. The Internet is the primary communication medium for open source community vendors and developers. In addition, information about Linux is widely dispersed on the Internet. Therefore, prominent web sites are important mechanisms for attracting open source community members, providing a forum to link customers with other community members, facilitating the initiation of open source projects and promoting the growth of Linux-based solutions.

     In addition to our support of numerous open source web sites through the donation of systems, hosting and systems administration support, we own and manage several sites that are widely used by the open source community and our customer base.

     - linux.com is our flagship web site, which contains news, links and articles of interest to open source community members. Its focus is on corporate Linux usage, customization and support.

     - themes.org is a repository of desktop themes. Desktop themes are background images, icons and other graphic customizations for the window systems used in Linux and popular Unix operating systems.

     - valinux.com is our e-commerce site, which provides company and product information and allows customers to order customized systems as well as to access professional and customer support online.
     linux.com and themes.org are continually updated and enhanced with significant content contributions from the open source community.

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ENGINEERING

     We offer our customers a broad range of technical expertise in Linux-based systems and software design. As of October 29, 1999, our engineering organization consisted of 34 employees. Our organization combines extensive knowledge of hardware architecture with in-depth expertise on how to optimize the performance of Linux for these architectures.

  Software Engineering

     As of October 29, 1999, we had 19 software engineers. These engineers primarily work to advance Linux technology and customize popular Linux distributions for our customers. We participate in the development of Linux and our team includes many recognized technologists who have made significant contributions to the Linux code base. As a result, our software engineers enjoy an in-depth understanding of the capabilities of the Linux operating system. Our software engineers concentrate their efforts on several Linux disciplines, including kernel and driver development; distribution and product releases; and advanced projects, such as desktop and graphics applications and software to manage groups of servers.

  Systems Engineering

     As of October 29, 1999, we had a staff of 12 engineers dedicated to systems engineering and mechanical design. These engineers design our printed circuit boards, sheet metal chassis and molded plastic parts and have significant expertise in designing high-density Intel processor-based systems, including backplane and high-performance input/output design. We believe our designs are industry leaders in storage density, clustering technology, thermal management capabilities, manufacturability, reliability, serviceability and low cost.

  Open Source Development Projects

     We devote some of our resources to, and encourage our employees to be actively involved in, open source development projects. By contributing to these projects, our employees expand our relationships with open source community members, assist in improving open source software and remain current with all developments in the open source community. Our employees actively contribute to a variety of significant and ongoing Linux projects. The following table highlights some of these efforts:

PROJECT              DESCRIPTION                    PARTICIPATING EMPLOYEES
-------              -----------                    -----------------------
Linux Kernel         The core of the Linux          Ted T'so
                     operating system               San "nettwerk" Mehat
                                                    Leonard Zubkoff
                                                    Walt Drummond
                                                    H. J. Lu
XFree86              A server for the Xwindow       Mark Vojkovich
                     system that runs on Unix and   Brad Grantham
                     Unix-like systems
Enlightenment        Window manager for the         Geoff "mandrake" Harrison
                     Xwindow system                 Carsten "rasterman" Haitzler
VACM                 Software to manage groups, or  Michael Jennings
                     clusters, of servers           San Mehat
Samba                A file server                  Jeremy Allison
Perl                 A programming language         Chip Salzenberg
Debian               A Linux operating system       Sean Perry
                     distribution                   Joey Hess
Linux International  A Linux advocacy group         Jon "maddog" Hall

CUSTOMERS

     Our Linux products and services are targeted primarily at Internet infrastructure and scientific computing applications that demand highly scalable and reliable solutions. We believe that sales related to Internet infrastructure solutions will represent an increasing portion of our revenues. In addition, as Linux becomes more widely used, we see a significant opportunity to increase sales of Linux desktops. The following is a representative list of our customers, each from which we derived more than $50,000 in revenues in fiscal 1999:

     Akamai Technologies, Inc.
     Amteva Technologies, Inc.
     Argonne National Laboratory
     Brookhaven National Laboratory
     Cavalier Telephone
     Cisco Systems, Inc.
     CNET, Inc.
     Connect Innovations, Inc.
     Cox Interactive Media, Inc.
     Donald Danforth Plant Sciences Center
     Dartmouth College
     eCollege.com
     El Camino Resources International, Inc.
     EMC Corporation
     eToys Inc.
     Exodus Communications, Inc.
     Forman Interactive Corp.
     France Telecom
     Global Proximity Corporation
     GTE Corporation
     Hyseq, Inc.
     Inabata America Corporation
     Integral Access, Inc.
     IX Development Laboratories Inc.
     Linuxcare, Inc.
     Lucent Technologies Inc.
     Massachusetts Inst. of Tech.
     Music Connection Corporation
     NaviSite, Inc.
     NeoPlanet, Inc.
     Powerize.com, Inc.
     Rainmaker Digital Inc.
     Rhone-Poulenc Rorer Inc.
     Sandia National Laboratories
     Sarnoff Corporation
     Stanford University
     StarMedia Network, Inc.
     Telestor SARL
     TIBCO Software Inc.
     Tucows.Com Inc.
     24/7 Media, Inc.
     Universidade Estadual Paulista
     ViaNet Communications
     Virtual Networks, Inc.
     WinStar Communications, Inc.

  Customer Case Studies

     Akamai Technologies, Inc. Akamai provides a global delivery service for Internet content that improves web site speed and reliability. Akamai required its own Linux distribution and a solution tightly integrated with networking products. Akamai purchased a large number of servers from us to help support the anticipated traffic load of NetAid, a live multi-media Internet based entertainment event. Akamai purchased our 501 servers. Akamai selected us to meet its web performance technology requirements due to our expertise in Linux development and customization, our ability to manufacture a large number of systems quickly and our ability to provide high-quality systems integration and implementation service. We configured, shipped and installed over 300 servers in less than 30 days.

     Blue Mountain Arts. Blue Mountain Arts is an electronic greeting card publisher based in San Diego, California which offers free electronic animated and musical greeting cards that can be emailed to anyone in the world. Blue Mountain required a system that could support its architecture for heavy internet traffic loads in a very cost-effective implementation. Blue Mountain selected us after deciding that Linux on Intel Architecture was significantly better for its needs, and that our quality was superior to that provided by other Linux solutions.

     Donald Danforth Plant Sciences Center. Donald Danforth Plant Sciences Center is a non-profit laboratory dedicated to furthering the knowledge of plant sciences. Danforth required a large group of small form-factor systems for this processing, and it was particularly concerned about support of Sun Microsystems' network file system, or NFS. Danforth selected us after a review of Linux and Linux vendors. In addition to the cost effective performance and quality of our systems, it was also pleased to find that we employ one of the leading open source NFS contributors, H.J. Lu.

SALES AND MARKETING

     We sell our products and services primarily through our direct sales organization in the United States and Canada. We are in the process of entering into an agreement with a reseller who will market our products to the U.S. government. As of October 29, 1999, we had 40 sales professionals located in Arizona, California, Colorado, Illinois, Massachusetts, Michigan, Minnesota, New York, Texas, Washington, Washington D.C., and Toronto, Ontario. We intend to expand our sales operations into Europe in the future.

     Our sales personnel rely on our commercial web site, valinux.com, to expedite and process sales. valinux.com incorporates an advanced ordering system that offers customers and the company a single point of order entry. In October 1999, substantially all our sales were processed through our web-based ordering system. Most of these orders resulted from the efforts of our direct sales personnel. We believe that, as we build brand name recognition and as market acceptance of Linux solutions increases, a larger percent of sales will occur without direct salesperson support.

     We continuously strive to associate our brand with Linux and the open source community in general. We market our products and services aggressively through online advertising campaigns, traditional media advertising programs, trade shows, Internet-based video seminars and through our own Internet portals. Our marketing efforts are both broad-based and focused on specific market segments that represent significant short-term lead-generation opportunities, such as the Internet infrastructure and scientific computing markets. Our Internet infrastructure marketing includes joint-marketing programs with co-location facilities, such as Abovenet.

MANUFACTURING

     With the exception of a small internal systems integration and prototyping facility, we have relocated our internal manufacturing organization to Synnex's manufacturing facility in Fremont, California. Synnex and its affiliated entities will own approximately 1.60% of our common stock immediately following this offering. While all current volume manufacturing is conducted in Fremont, California we intend to initiate contract manufacturing and distribution activities internationally with Synnex in the United Kingdom, Japan and Taiwan should sales in those geographic regions grow sufficiently. We selected Synnex for its technical expertise in build-to-order production and distribution, large scale component purchasing and distribution capabilities and international operations. Our relationship with Synnex has enabled us to reduce our manufacturing and component costs significantly.

     Substantially all of our functional test, quality assurance and software loading software utilized by Synnex in the manufacturing process has been developed and is owned by us. Testing and quality control processes are also applied to components and parts. Synnex's build-to-order process enables us to rapidly manufacture customized computer systems and to achieve high inventory turnover rates and reduced inventory levels, which lessens exposure to the risk of declining inventory values. This flexible manufacturing process also enables us to quickly incorporate new technologies and components into our process quickly while mitigating the risk of excess and obsolete inventories.

     By maintaining rigorous quality control processes, we are able to supply high quality products. We test components, parts and subassemblies at various stages in the manufacturing process. We also conduct on-going production reliability audits and defect tracking for early identification of workmanship and component problems.

     Although most of our components are standard products sold by multiple vendors, some are available only from one source. For fiscal 2000, we have a single source for power supplies; Micro Energy, used in our FullOn model server product. It would be difficult for us to identify another source of supply if this supplier were unable to meet our requirements for any reason. We do not have a binding long-term agreement with Micro Energy. Therefore, we are susceptible to supply shortages and interruptions that could harm our operating results. Furthermore, overall market conditions affecting supply and pricing for key commodity components are known to fluctuate significantly at times. Recently, the price of memory chips has increased significantly. Increases in costs of key components could harm our results of operations.

     We continuously seek to improve our manufacturing operating efficiencies through the use of new technologies. For example, to facilitate rapid and accurate ordering, manufacturing and fulfillment of products, we have implemented a complete end-to-end e-commerce solution. We intend to continue integrating additional order fulfillment, tracking and related functionality into our back-office systems.

COMPETITION

     We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We face competition primarily from computer vendors that provide solutions for distributed computing systems.

     Companies offering competitive products vary in scope and breadth of products and services offered and include:

     - computer systems manufacturers such as Compaq, Dell, Hewlett-Packard, IBM and Sun Microsystems, all of which, except Sun Microsystems, have recently qualified their systems for Linux; and

     - Linux service and software vendors.

     We believe we compete favorably on the principal factors that will draw end users to Linux systems, which include:

     - product functionality;

     - quality of product and product support;

     - total cost of ownership;

     - system performance at different price points;

     - reusability for multiple applications;

     - sales and distribution efficiency;

     - brand name recognition; and

     - quality and availability of professional services.

     To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and our competitors' innovations by continuing to enhance our products and grow our sales and professional services organizations. Any pricing pressures or loss of potential customers resulting from our failure to compete effectively would reduce our revenues.

     We expect competition in the computer systems market to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to have substantial competitive advantages including:

     - greater resources that can be devoted to the development, promotion and sale of their products;

     - more established sales forces and channels;

     - greater software development experience; and

     - greater name recognition.

INTELLECTUAL PROPERTY RIGHTS

     Our systems consist primarily of commodity hardware components in combination with the Linux operating system and incorporate many distinct software components developed by thousands of independent third parties. While we have developed some proprietary techniques and know how, most of our activities and systems are not protectable as proprietary intellectual property. To protect our proprietary intellectual property, we generally enter into confidentiality or license agreements with our employees, consultants, and corporate partners. We have also recently commenced a patent program and to date have filed one patent application. To date, we have licensed almost all of our software development projects under open source licenses.

EMPLOYEES

     At October 29, 1999 we had a total of 179 employees, all of whom were based in the United States and Canada. Of the total, 34 were in research and development, 71 were engaged in sales and marketing, 13 were engaged in customer and professional services activities and 61 were in administration, finance and operations. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are good.

FACILITIES

     Our corporate headquarters facility, of approximately 29,326 square feet, is located in Sunnyvale, California. We occupy our corporate headquarters facility pursuant to a sublease that expires on September 30, 2000. We expect to require additional space to meet our needs in the next 12 months. We are currently evaluating additional space in the local area. We believe that suitable additional facilities will be available as needed on commercially reasonable terms.

LEGAL PROCEEDINGS

     We are not currently a party to any material legal proceedings. We may in the future be party to litigation arising in the course of our business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors as of November 11, 1999(1).

                   NAME                     AGE                         POSITION
                   ----                     ---                         --------
Larry M. Augustin.........................  37    President, Chief Executive Officer and Director
Robert Russo..............................  54    General Manager and Executive Vice President,
                                                  Worldwide Field Operations
Brian D. Biles............................  41    Vice President, Marketing
Gregory B. Chabrier.......................  45    Vice President, Sales
John T. Hall..............................  27    Vice President, Support and Professional Services
Todd B. Schull............................  41    Vice President, Finance and Chief Financial Officer
Daniel R. Shore...........................  35    Vice President, Operations
Gregg E. Zehr.............................  46    Vice President, Engineering
Leonard N. Zubkoff........................  41    Chief Technical Officer
Jeffry R. Allen(2)........................  48    Director
Carol A. Bartz(3).........................  51    Director
Douglas Leone(3)..........................  42    Director
Eric S. Raymond...........................  42    Director
Carl Redfield(2)..........................  52    Director

---------------

(1) A former director, Thomas F. Mendoza, resigned from our Board of Directors effective November 10, 1999.

(2) Member of the audit committee.

(3) Member of the compensation committee.

     Larry M. Augustin, one of our founders, has served as our President and Chief Executive Officer and as a member of our Board of Directors since March 1995. From September 1989 through December 1995, Mr. Augustin was a Consultant for Fintronic USA, Inc., a provider of high performance EDA tools, and was a Research Associate at Stanford University. Mr. Augustin is a director of Linux International, a Linux vendor and advocacy association. Mr. Augustin received a B.S. degree in Electrical Engineering from the University of Notre Dame, and a M.S.E.E. and a Ph.D. in Electrical Engineering from Stanford University.

     Robert Russo has served as our General Manager and Executive Vice President, Worldwide Field Operations since October 1999. He was Senior Vice President, Worldwide Field Operations at Synopsys, Inc., a leading supplier of EDA software tools and services, from February 1993 through October 1999. Mr. Russo served as General Manager Entry Level Systems Division at Cray Research Inc., a developer of mini-supercomputers, from September 1991 to January 1993. Mr. Russo received a B.S. degree in both aeronautical and mechanical engineering from the New York Institute of Technology.

     Brian D. Biles has served as our Vice President, Marketing since March 1999. He was a consultant to various companies from June 1998 to March 1999. Prior to that, Mr. Biles was Director of Marketing, Enterprise Network Products Group at Sun Microsystems, where he worked from September 1987 to April 1998. Mr. Biles received a B.A. degree in Computer Information Sciences from the University of California at Santa Cruz.

     Gregory B. Chabrier has served as our Vice President, Sales since January 1999. Mr. Chabrier was President at Vendre, a maker of web-based sales tools, from June 1998 to December 1998. From May 1997 to May 1998, he was Vice President of Sales at Selectica, a developer of configuration software. Mr. Chabrier was Vice President of Sales at Calico Technology, a maker of sales configuration software, from March 1996 through April 1997. Mr. Chabrier was Vice President of Field Operations at HAL Computer Systems, the producer of the Fujitsu Ultra SPARC based SMP server series, where he worked from October 1991 to March 1996. Mr. Chabrier received a B.S. degree in Physics from the University of California at Davis and an M.B.A. degree from the University of Santa Clara.

     John T. Hall has served as our Vice President, Support and Professional Services since August 1998. He was our Vice President, Finance from August 1997 through August 1998. Prior to that, Mr. Hall was Chief Executive Officer and a founder of Stanford Student Enterprises, a student-managed company that provides campus services through its subsidiaries, from August 1996 through June 1997. From May 1995 to June 1997, Mr. Hall was the head counselor at the Bridge, a suicide prevention and counseling center in Palo Alto, California.

     Todd B. Schull has served as our Vice President, Finance and Chief Financial Officer since June 1999. He was Vice President and Chief Financial Officer at Repeater Technologies, Inc, a wireless infrastructure company, from January 1997 through May 1999. Mr. Schull held various positions, most recently Vice President of Finance, North America and Corporate Controller at Solectron Corporation, from December 1987 through December 1996. Mr. Schull received a B.S. degree in Accounting from the University of Utah, and is a Certified Public Accountant.

     Daniel R. Shore has served as our Vice President, Operations since November 1998. He was Director of Operations, Digital Video Group at Philips Consumer Electronics from November 1997 through October 1998. Mr. Shore held various positions, including Business Unit General Manager and Product Marketing Manager for AccuTouch and TouchMonitor Business Unit, at Elo TouchSystems, a leading supplier of touch screen computers, from June 1990 through November 1997. Mr. Shore received a B.S. degree in Mechanical Engineering from the University of Tennessee College of Engineering and an M.A. degree in Economics from the University of Tennessee Graduate School of Business.

     Gregg E. Zehr has served as our Vice President of Engineering since December 1998. He was a founder and Executive Vice President, Engineering at Ridge Technologies, a company that provides external RAID storage for NT servers, from July 1997 to May 1998. Mr. Zehr was Director, Desktop Hardware Engineering, then Vice President, PowerBook Engineering at Apple Computer, Inc. from October 1988 to July 1997. Mr. Zehr received a B.S. degree in Electrical Engineering and an M.S.E.E. from the University of Illinois.

     Leonard N. Zubkoff has served as our Chief Technical Officer since July 1998. He was a member of the principal technical staff at Oracle Corporation from December 1993 to June 1998. Prior to that, he held various technical positions, most recently Principal Scientist, at Lucid, Incorporated, a LISP and C/C++ software company, from February 1985 through September 1993. Mr. Zubkoff received a B.A. degree in Mathematics and Physics from the University of Rochester and an M.S. degree in Computer Science from Carnegie-Mellon University.

     Jeffry R. Allen has served on our Board of Directors since October 1998. He has been with Network Appliance, Inc., a leading provider of network data access solutions, since December 1996, where he currently serves as Senior Vice President, Finance and Operations, Chief Financial Officer and Secretary. Prior to December 1996, Mr. Allen served in various capacities, including Senior Vice President of Operations and Vice President and Controller of Bay Networks, Inc., a networking company, from October 1994 to December 1996. Mr. Allen received a B.S. degree from San Diego State University.

     Carol A. Bartz has served on our Board of Directors since July 1999. She has served as Chief Executive Officer and Chairman of the Board of Autodesk Inc. since May 1992. Ms. Bartz served as President of Autodesk from May 1992 through September 1996, and from June 1999 to the present. Ms. Bartz is a director of Network Appliance, Inc., a leading provider of network data access solutions, BEA Systems, Inc., a provider of software that allows cross-platform middleware solutions from enterprise business applications, Cadence Design Systems, Inc., a leading electronic design firm, and Cisco Systems, Inc. Ms. Bartz received a B.S. degree in Computer Science from the University of Wisconsin.

     Douglas Leone has served on our Board of Directors since October 1998. He has been at Sequoia Capital, a venture capital firm, since July 1988 and has been a General Partner since 1993. He is a member of the board of directors of Scient Corporation and several other private corporations. Mr. Leone received a B.S. degree in Mechanical Engineering from Cornell University, a M.S. degree in Industrial Engineering from Columbia University and an M.S. degree in Management from Massachusetts Institute of Technology, Sloan School of Management.

     Eric S. Raymond has served on our Board of Directors since October 1998. He has served as Technical Director at Chester County InterLink, a nonprofit Internet service provider, since September 1993. Prior to that, Mr. Raymond was an independent consultant from May 1985 through October 1993.

     Carl Redfield has served on our Board of Directors since October 1998. He has served as Senior Vice President, Manufacturing and Logistics of Cisco Systems, Inc. since February 1997. From September 1993 through February 1997, Mr. Redfield was Vice President of Manufacturing of Cisco Systems. Mr. Redfield serves on the boards of CTC Communications, Inc. and iBASIS Inc., both of which are competitive local exchange carriers. Mr. Redfield received a B.S. degree in Materials Engineering from Rensselaer Polytechnic Institute and an M.B.A. degree from Harvard Business School.

BOARD OF DIRECTORS

     Our Board of Directors has seven authorized directors and currently consists of six members. Each director holds office until his or her term expires or until his or her successor is duly elected and qualified. Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide for a classified Board of Directors. In accordance with the terms of our certificate, our Board of Directors will be divided into three classes whose terms will expire at different times. The three classes will be comprised of the following directors:

     - Class I consists of Messrs. Augustin and Leone, who will serve until the annual meeting of stockholders to be held in 2000;

     - Class II consists of Messrs. Raymond and Redfield, who will serve until the annual meeting of stockholders to be held in 2001; and

     - Class III consists of Mr. Allen and Ms. Bartz, who will serve until the annual meeting of stockholders to be held in 2002.

     At each annual meeting of stockholders beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of an equal number of directors.

  Committees

     Our Board of Directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Allen and Redfield. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent accountants and makes recommendations to the Board of Directors regarding the selection of independent accountants. The compensation committee consists of Ms. Bartz and Mr. Leone. The compensation committee reviews and recommends to the Board of Directors the salaries, incentive compensation and benefits of our officers and employees and administers our stock plans and employee benefit plans.

  Compensation Committee Interlocks and Insider Participation

     Our Board of Directors established the compensation committee in October 1999. Prior to establishing the compensation committee, our Board of Directors as a whole performed the functions delegated to the compensation committee. Ms. Bartz, a member of our compensation committee, serves as a member of the board of directors and compensation committee of Network Appliance, Inc. of which Mr. Allen is an executive officer. No other member of our compensation committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee. Since the formation of our compensation committee, none of its members has been our officer or employee.

  Compensation

     We reimburse our directors who are not officers or employees for expenses incurred in attending any Board of Directors or committee meeting. Directors who are also our officers or employees are not reimbursed for expenses incurred in attending Board of Directors or committee meetings.

     Effective upon the closing of this offering, our non-employee directors also will be eligible to participate in our 1999 Director Option Plan. Each non-employee director who joins our Board of Directors after this offering will automatically receive a grant of an option to purchase 40,000 shares of our common stock on the date on which such person becomes a director. The shares subject to each of these options will vest over a four year period following the date of grant with 1/4 vesting one year from the date of grant and 1/48 vesting each month thereafter. Additionally, beginning at our annual meeting of stockholders to be held in 2000 and at each successive annual stockholder meeting, each non-employee director who has previously served at least six consecutive months prior thereto (including our current non-employee directors) will receive an option to purchase 16,000 shares of our common stock which will also vest over four years. The vesting of these options will automatically accelerate upon a change of control of our company. The exercise price per share for all options automatically granted to directors under our 1999 Director Option Plan will be equal to the market price of our common stock on the date of grant and will have a ten year term, but will generally terminate within a specified time, as defined in the 1999 Director Option Plan, following the date the option holder ceases to be a director or consultant.

     Employee directors, including Mr. Augustin, are eligible to participate in our 1999 Employee Stock Purchase Plan and to receive discretionary grants under our 1998 Stock Plan.

EXECUTIVE OFFICERS

     Our executive officers are appointed by our Board of Directors and serve until their successors are elected or appointed.

  Compensation

     The following table sets forth all compensation paid or accrued during fiscal 1999 to our President and Chief Executive Officer, and each of our four other most highly compensated officers whose annual compensation exceeded $100,000 for the period. Messrs. Shore and Zehr joined us during fiscal 1999 and therefore their annual compensation does not reflect their full base salary.

                                                                                        LONG TERM
                                                                                       COMPENSATION
                                                ANNUAL COMPENSATION     SECURITIES     ------------
                                                -------------------     UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITIONS                     SALARY      BONUS       OPTIONS       COMPENSATION
----------------------------                    --------    -------    ------------    ------------
Larry M. Augustin.............................  $ 96,133    $ 6,199     1,155,000        $13,294(1)
President and Chief Executive Officer
Gregg E. Zehr.................................   116,667     31,250       665,910             --
  Vice President, Engineering
Daniel R. Shore(2)............................    94,225     45,500       499,434         37,836(2)
  Vice President, Operations
John T. Hall..................................    99,100      7,967     2,919,000             --
  Vice President, Support and Professional
     Services

---------------
(1) We forgave and wrote off a loan in the principal amount of $13,294 to Mr. Augustin.

(2) We paid $37,836 in premiums for a life insurance policy payable to Mr. Shore's wife.

  Option Grants in Fiscal 1999

     The following table sets forth information concerning grants of stock options to each of the executive officers named in the compensation table above during fiscal year 1999. All options granted to these executive officers in the last fiscal year were granted under the 1998 Stock Plan. One-quarter of the shares subject to each option vests and becomes exercisable on the first anniversary of the date of grant, and an additional 1/48 of the shares subject to each option vests each month thereafter. In addition, options granted to each of the individuals set forth below may be early exercised, provided that such individual enters into a restricted stock purchase agreement. The shares thus acquired remain subject to a right of repurchase by us. The percent of the total options set forth below is based on an aggregate of 15,962,180 options granted to employees during fiscal 1999. All options were granted at a fair market value as determined by our Board of Directors on the date of grant.

     Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the common stock on the date of grant appreciates at 5% and 10% over the option term (ten years) and that the option is exercised and sold on the last day of its option term for the appreciated stock price. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

                                            INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                          ------------------------------------------------------      VALUE AT ASSUMED
                          NUMBER OF      % OF TOTAL                                   ANNUAL RATES OF
                          SECURITIES       OPTIONS                                   STOCK APPRECIATION
                          UNDERLYING     GRANTED TO      EXERCISE                     FOR OPTION TERM
                           OPTIONS        EMPLOYEES        PRICE      EXPIRATION    --------------------
NAME                       GRANTED      DURING PERIOD    PER SHARE       DATE          5%         10%
----                      ----------    -------------    ---------    ----------    --------    --------
Larry M. Augustin(1)....  1,155,000          7.24%        $0.020       09/30/08     $14,527     $36,815
Gregg E. Zehr(1)........    665,910          4.17          0.043       02/24/09      18,008      45,635
Daniel R. Shore.........    499,434          3.13          0.043       12/08/08      13,506      34,227
John T. Hall(1).........  2,919,000         18.29          0.020       09/30/08      36,715      93,043

---------------
(1) These options are subject to a change of control provision. One-fourth of the shares originally granted vest and become immediately exercisable upon the occurrence of both a change of control and the involuntary termination of service with us or the termination of service with us without cause.

  Aggregate Option Exercises in Fiscal Year 1999 and Values at July 31, 1999

     The following table sets forth information concerning option exercises in fiscal 1999 and exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at July 31, 1999. The value of unexercised in-the-money options is based on a value of $1.00 per share, the fair market value of our common stock as of July 31, 1999, as determined by our board of directors, minus the actual per share exercise prices, multiplied by the number of shares underlying the option. All options were granted under our 1998 Stock Plan.

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                 OPTIONS                IN-THE-MONEY OPTIONS
                                                            AT JULY 31, 1999              AT JULY 31, 1999
                          SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
          NAME              ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----            ---------------   --------   -----------   -------------   -----------   -------------
Larry M. Augustin.......            --           --     1,155,000               --   $1,131,900               --
Gregg E. Zehr...........       665,910           --            --               --           --               --
Daniel R. Shore.........       249,750           --       249,684               --      244,274               --
John T. Hall............     2,919,000       $4,865            --               --           --               --

CHANGE OF CONTROL AND EMPLOYMENT AGREEMENTS

     In March 1995, we entered into a five year employment agreement with Mr. Augustin that provides for annual salary and benefits. This agreement has been terminated.

     In October 1998, we entered into stock option agreements under our 1998 Stock Plan with each of Messrs. Augustin, Hall, Zehr and Zubkoff that include change of control provisions. Each of these agreements provides that if the officer is terminated without cause or involuntarily terminated upon a change of control, he will receive one year accelerated vesting of all of his stock options (or an accelerated lapsing of the repurchase right applicable for the common stock issued upon an early exercise of the option). If the officer voluntarily resigns, is terminated for cause or is terminated for any other reason, he is not entitled to this acceleration.

     In October 1998, we entered into a Founder's Stock Repurchase Agreement with Mr. Augustin. Pursuant to this agreement, we have the right to repurchase shares from Mr. Augustin that have not been released from our repurchase option. Sixty percent of Mr. Augustin's 4,950,000 shares were released from the repurchase option upon execution of the agreement; 1/24 of the remaining shares are released each month starting in November 1998. This agreement provides that if Mr. Augustin is terminated without cause or involuntarily terminated, 50% of the remaining unreleased shares will be released from our repurchase right. If Mr. Augustin voluntarily resigns, is terminated for cause or is terminated for any other reason, he is not entitled to this release of shares.

     In October 1998, we entered into an employment agreement with Mr. Shore that provides that if he is involuntarily terminated for any reason, he will receive a severance package equal to the higher of either one month's salary for every year of service or three month's salary. In December 1998, we entered into an employment agreement with Mr. Zehr that provides that if he is involuntarily terminated for any reason, he will receive a severance package equal to his salary for six months. These amounts will be paid monthly following the termination of either officer's employment. We will pay these amounts on a salary continuation basis with medical benefits coverage during the severance period.

     In October 1999, we entered into an employment agreement with Mr. Russo that provides that if he is involuntarily terminated in the first year of his employment he would receive six months salary and benefits and also six months accelerated vesting of his stock options. If Mr. Russo is involuntarily terminated after his first year of employment he would receive three months salary and three months accelerated vesting of his stock options. In the event the Company appoints a new Chief Executive Officer by October 2000, and Mr. Russo's employment is terminated within the longer of six months of the new Chief Executive Officer's appointment or twelve months from Mr. Russo's start date, Mr. Russo's initial stock grant would be accelerated by 25%. Also, Mr. Russo would receive twelve additional months of accelerated vesting of his stock options in the event of a change of control followed by his involuntary termination within six months of the change of control.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation to be filed upon completion of this offering limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemption; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of our director's liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our amended and restated certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We are entering into indemnification agreements with each of our officers and directors containing provisions that require us to, among other things, indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

STOCK PLANS

  1998 Stock Plan

     Our 1998 Stock Plan was originally approved by our Board of Directors and stockholders in October 1998. On October 7, 1999 our Board of Directors amended the 1998 Stock Plan, to be effective upon the completion of this offering. We expect our stockholders will approve this amended plan in November 1999. The 1998 Stock Plan, as amended, provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States tax code, and for the granting to employees, including officers and directors, non-employee directors and consultants of non-statutory stock options and stock purchase rights. We have reserved an aggregate of 27,257,144 shares of common stock for issuance under this plan. The number of shares reserved for issuance under this plan will be subject to an annual increase on the first day of each fiscal year equal to the lesser of (a) 4,000,000 shares, (b) 4.9% of the outstanding shares on that date, or (c) a lesser amount as determined by our Board of Directors. As of October 29, 1999, options to purchase 8,471,226 shares of common stock were outstanding under this plan; 9,988,932 shares had been issued upon exercise of options, net of repurchases, and 8,796,986 shares were available for future grant. Unless terminated sooner, the 1998 Stock Plan will terminate automatically in 2008.

     Our 1998 Stock Plan is administered by our Board of Directors who determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the vesting and the form of consideration payable upon such exercise. In addition, the Board of Directors has the authority to amend, suspend or terminate the plan, provided that no such action may affect any share of common stock previously issued and sold or any option previously granted and then outstanding under the plan. The Board of Directors has the exclusive authority to interpret and apply the provisions of the 1998 Stock Plan.

     Options and stock purchase rights granted under our 1998 Stock Plan are not generally transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee. Options granted under the 1998 Stock Plan must generally be exercised within three months of the end of optionee's status as our employee or consultant (or such shorter time as may be specified in the option agreement), or within twelve months after his or her termination by death or disability, but in no event later than the expiration of the option's ten year term. In the case of stock purchase rights, unless the Board of Directors determines otherwise, the agreement evidencing the grant shall provide that we have a repurchase option exercisable upon the voluntary or involuntary termination of his or her employment for any reason (including death or disability). In this event, the purchase price per share will be equal to the original price and may be paid by cancellation of his or her outstanding indebtedness to us, if any. Our repurchase option shall lapse at a rate determined by the Board of Directors. The exercise price of any incentive stock options granted under the 1998 Stock Plan and any non-statutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the United States tax code, must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Stock Plan may not exceed ten years.

     Options granted under our 1998 Stock Plan, as amended, will accelerate and become fully vested in the event we are acquired, unless the successor corporation assumes or substitutes other options in their place.

  1999 Employee Stock Purchase Plan

     Our 1999 Employee Stock Purchase Plan was adopted by our Board of Directors in October 1999 and we expect stockholder approval in November 1999. A total of 1,000,000 shares of common stock have been reserved for issuance under our 1999 Employee Stock Purchase Plan. This plan provides for annual increases equal to the lesser of (a) 500,000 shares, (b) 1% of the outstanding shares on the last day of our fiscal year, or (c) a lesser amount determined by our Board of Directors.

     Our 1999 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the United States tax code, contains consecutive six month offering and purchase periods. The offering periods generally start on the first trading day on or after September 1 and March 1 of each year, except for the first such offering period which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before August 31, 2000.

     Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year may not be granted an option to purchase stock under this plan. The 1999 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, but is exclusive of payments for overtime, shift premium payments, incentive compensation, incentive payments, bonuses and other compensation.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the 1999 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock at the beginning of the offering period, or at the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     Rights granted under the 1999 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the plan. The 1999 Employee Stock Purchase Plan provides that, in the event of our merger with or into another corporation or a sale of substantially all our assets, each outstanding option may be assumed or substituted for a new option by the successor corporation. If the successor corporation refuses to assume or substitute a new option for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set. The 1999 Employee Stock Purchase Plan will terminate automatically in 2009, unless terminated earlier. The Board of Directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock under the purchase plan. The Board of Directors has the exclusive authority to interpret and apply the provisions of the purchase plan.

  1999 Director Option Plan

     Our 1999 Director Option Plan was approved by our Board of Directors in October 1999 and we expect our stockholders to approve it in November 1999. A total of 500,000 shares of our common stock have been reserved for issuance under our 1999 Director Option Plan. This plan provides for annual increases equal to the lesser of (a) 250,000 shares, (b) 0.5% of the outstanding shares on the last day of our fiscal year, or (c) a lesser amount determined by our Board of Directors. No awards will be made under the 1999 Director Option Plan until a new non-employee director is elected after the completion of this offering. The purpose of the 1999 Director Option Plan is to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

     The 1999 Director Option Plan establishes an automatic grant of 40,000 shares of common stock to each non-employee director who is elected after the completion of this offering. The 1999 Director Option Plan also provides that upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our Board of Directors for at least six months prior to the date of the stockholders' meeting (including our current non-employee directors) will receive automatic annual grants of options to acquire 16,000 shares of our common stock.

     Each automatic grant will have an exercise price per share equal to the fair market value of our common stock at the date of grant and will vest as to
 1/4 of the shares subject to the option one year after the date of grant and 1/48 each month thereafter. Each automatic grant will have a term of ten years. The 1999 Director Option Plan is administered by our Board of Directors or by a committee designated by our Board of Directors constituted to permit non-employee director awards to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16(b)-3 thereunder. The administrator shall approve forms of award agreements for use under the plan, determine the terms and conditions of awards pursuant to the 1999 Director Option Plan and construe and interpret the terms of the plan and awards granted under it.

     In the event of our merger with another corporation or the sale of substantially all of our assets, each non-employee director's outstanding option will become fully vested and exercisable. Options granted under the 1999 Director Option Plan must be exercised within 3 months of the end of the non-employee director's tenure as a member of our Board of Directors, or within 12 months after a non-employee director's termination by death or disability, provided that the option does not terminate by its terms earlier.

     Unless terminated sooner, our 1999 Director Option Plan terminates automatically in 2009. Our Board of Directors has the authority to amend, suspend or terminate the plan, subject to stockholder approval of some amendments and provided no amendment, suspension or termination may affect awards to non-employee directors previously granted under the plan, unless agreed to by the affected non-employee director.

     401(k) Plan

     In September 1998, we adopted a 401(k) Profit Sharing Plan and Trust covering our employees who are age 21 as of the 401(k) Profit Sharing Plan and Trust effective date, and/or have at least 1,000 hours of service credited as of their anniversary hire date with us and for every plan year thereafter. The 401(k) Profit Sharing Plan and Trust excludes nonresident alien employees. The 401(k) Profit Sharing Plan and Trust is intended to qualify under Section 401(k) of the United States tax code, so that contributions to the 401(k) Profit Sharing Plan and Trust by employees or by us and the investment earnings thereon are not taxable to the employees until withdrawn. If our 401(k) Profit Sharing Plan and Trust qualifies under Section 401(k) of the United States tax code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,000 in 1999 and to have those funds contributed to the 401(k) Profit Sharing Plan and Trust. The 401(k) Profit Sharing Plan and Trust permits us, but does not require us, to make additional matching contributions on behalf of all participants. To date, we have not made any contributions to the 401(k) Profit Sharing Plan and Trust.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PREFERRED STOCK

     On October 30, 1998 and February 19, 1999, we sold an aggregate of 8,623,773 shares and 3,525,549 shares, respectively, of our series A preferred stock at a purchase price of $0.4567 per share. On July 16, 1999 and September 24, 1999, we sold an aggregate of 6,502,592 shares and 1,256,454 shares, respectively, of our series B preferred stock at a purchase price of $3.86 per share. On August 1, 1999, we issued 12,954 shares of our series B preferred stock in consideration for certain assets. The following officer, directors and 5% stockholders purchased shares in these financings:

                                                             SHARES OF         SHARES OF
PURCHASER                                                  SERIES A STOCK    SERIES B STOCK
---------                                                  --------------    --------------
Sequoia Capital Entities:
  Sequoia Capital VIII...................................    7,299,666          469,586
  Sequoia International Technology Partners VIII(Q)......      483,261           31,088
  CMS Partners LLC.......................................      161,088           10,362
  Sequoia International Technology Partners VIII.........       92,625            5,958
  Sequoia 1997...........................................       17,718            1,140
  Sequoia Capital Franchise Fund.........................           --          419,690
  Sequoia Capital Franchise Partners.....................           --           46,632
Intel Corporation........................................    3,284,673          259,068
Larry M. Augustin........................................      109,488               --

     CMS Partners LLC, Sequoia International Technology Partners VIII(Q), Sequoia Capital VIII, Sequoia International Technology Partners VIII, Sequoia 1997, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners are affiliated entities and together are considered a 5% stockholder. Mr. Leone, one of our directors, is the managing member of the general partner of Sequoia International Technology Partners VIII(Q), Sequoia Capital VIII, Sequoia International Technology Partners VIII, Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, and has signature authority for CMS Partners LLC and Sequoia 1997. Mr. Leone disclaims beneficial ownership of the securities held by such entities, except for his proportional interest in the entities. Larry M. Augustin is our President, Chief Executive Officer, one of our directors and a 5% stockholder. Our director Ms. Bartz is the beneficial owner of limited partnership interests of Sequoia International Technology Partners VIII(Q) and Sequoia Franchise Partners. Our director Mr. Redfield is the beneficial owner of limited partnership interests of Sequoia Franchise Partners.

INVESTOR RIGHTS AGREEMENT

     We have entered into an agreement with the preferred stockholders described above pursuant to which these and other preferred stockholders will have registration rights with respect to their shares of common stock following this offering. For a description of these registration rights, see "Description of Capital Stock." Upon the completion of this offering, all shares of our outstanding preferred stock will be automatically converted into an equal number of shares of common stock.

STOCK OPTION GRANTS TO OFFICERS AND DIRECTORS

     During fiscal 1999, we granted the following options to purchase our common stock to our officers, directors and stockholders who beneficially own 5% or more of our common stock. In order to comply with the closing conditions of the investors for the sale of the series A preferred stock, on October 1, 1998, options previously granted to Messrs. Augustin, Hall and Zubkoff were cancelled and exchanged for options to purchase the same number of shares of common stock under our 1998 Stock Plan. These new options had vesting and pricing terms consistent with the prior grants.

                                                                                   EXERCISE PRICE
NAME                                               DATE OF GRANT       OPTIONS       PER SHARE
----                                              ----------------    ---------    --------------
Larry M. Augustin...............................  October 1, 1998     1,155,000        $0.02
John T. Hall....................................  October 1, 1998     2,919,000         0.02
Leonard N. Zubkoff..............................  October 1, 1998     2,376,000         0.02
Jeffry R. Allen.................................  October 30, 1998      150,000         0.043
Eric S. Raymond.................................  October 30, 1998      150,000         0.043
Carl Redfield...................................  October 30, 1998      150,000         0.043
Daniel R. Shore.................................  December 9, 1998      499,434         0.043
Gregory B. Chabrier.............................  February 25,          499,434         0.043
                                                  1999
Gregg E. Zehr...................................  February 25,          665,910         0.043
                                                  1999
Brian D. Biles..................................  April 13, 1999        499,434         0.50
Todd B. Schull..................................  June 1, 1999          499,434         0.50
Carol A. Bartz..................................  July 14, 1999         150,000         1.00

INDEMNIFICATION, CHANGE OF CONTROL AND EMPLOYMENT AGREEMENTS.

     We are entering into indemnification agreements with each of our directors and officers. Such indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For a description of the limitation of our directors' liability and our indemnification of such officers, see "Limitation on Directors' Liability and Indemnification."

     For a description of an employment agreements we entered into with Messrs. Augustin and Russo and change of control agreements entered into with Messrs. Augustin, Hall, Zehr and Zubkoff, see "Management -- Change of Control and Employment Agreements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of October 29, 1999 and as adjusted to reflect the sale of common stock offered hereby by:

     - each stockholder known by us to own beneficially more than 5% of our common stock;

     - each of our executive officers named in the compensation table above;

     - each of our directors; and

     - all current directors and executive officers as a group.

     Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, on the information furnished by such owners, have sole voting power and investment power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after October 29, 1999 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percent ownership of any other person. Percent of beneficial ownership is based upon 35,301,586 shares of our common stock outstanding prior to this offering and 39,701,586 shares of common stock outstanding after this offering. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. The address for those individuals for which an address is not otherwise indicated is VA Linux Systems, Inc., 1382 Bordeaux Drive, Sunnyvale, California 94089.


                                                                               PERCENT OF SHARES
                                                                                  OUTSTANDING
                                                                 SHARES       --------------------
                                                              BENEFICIALLY     PRIOR
                                                              OWNED PRIOR        TO        AFTER
NAME OR GROUP OF BENEFICIAL OWNERS                            TO OFFERING     OFFERING    OFFERING
----------------------------------                            ------------    --------    --------
Entities affiliated with Sequoia Capital Funds(1)...........    9,038,814       25.6%       22.8%
  3000 Sand Hill Road, Building 4, Suite 280
  Menlo Park, California 94025
Douglas Leone(1)............................................    9,038,814       25.6        22.8
  Sequoia Capital
  3000 Sand Hill Road, Bldg. 4, Ste. 280
  Menlo Park, CA 94025
Larry M. Augustin(2)........................................    6,598,488       18.1        16.2
Intel Corporation...........................................    3,543,741       10.0         8.9
  2200 Mission College Blvd. Mail Stop RN6-46
  Santa Clara, CA 95052
  Attn: M&A Portfolio Manager
John T. Hall(3).............................................    2,919,000        8.3         7.4
Gregg E. Zehr(4)............................................      665,910        1.9         1.7
Daniel R. Shore(5)..........................................      499,434        1.4         1.3
Jeffry R. Allen(6)..........................................      311,300          *           *
Carl Redfield(6)............................................      311,300          *           *
Carol A. Bartz(7)...........................................      201,812          *           *
Eric S. Raymond(6)..........................................      162,952          *           *
All directors and officers as a group (13 persons)(8).......   25,533,312       65.8        59.1


---------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Includes 7,769,252 shares held by Sequoia Capital VIII, 514,349 shares held by Sequoia International Technology Partners VIII (Q), 171,450 shares held by CMS Partners LLC, 98,583 shares held by Sequoia International Technology Partners VIII, 18,858 shares held by Sequoia 1997, 419,690 shares held by Sequoia Capital Franchise Fund, 46,632 shares held by Sequoia Capital Franchise Partners. Mr. Leone is the managing member of Sequoia International Technology Partners VIII, Sequoia Capital VIII, Sequoia International Technology Partners VIII (Q), Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners, and has signature authority for CMS Partners LLC and Sequoia 1997. Mr. Leone disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

 (2) Includes 990,000 shares subject to our right of repurchase, which lapses over time, and an option exercisable for 1,155,000 shares, of which all 1,155,000 shares may be exercised by Mr. Augustin and upon exercise will become subject to our right of repurchase, which lapses over time. Also includes 384,000 shares owned by Alice Kitsuta Augustin, Mr. Augustin's wife.

 (3) Includes 1,398,688 shares subject to our right of repurchase, which lapses over time.

 (4) Includes 665,910 shares subject to our right of repurchase, which lapses over time.

 (5) Includes 249,750 shares subject to our right of repurchase, which lapses over time and an option exercisable for 249,684 shares, of which all 249,684 shares may be exercised by Mr. Shore and upon exercise will become subject to our right of repurchase, which lapses over time.

 (6) Includes 150,000 shares subject to our right of repurchase, which lapses over time.

 (7) Includes an option exercisable for 150,000 shares, of which all 150,000 shares may be exercised by Ms. Bartz and upon exercise will become subject to our right of repurchase, which lapses over time.

 (8) Includes the shares beneficially owned by the persons and entities described in footnotes (1) - (7).

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 260,000,000 shares, $0.001 par value per share, to be divided into two classes to be designated common stock and preferred stock. Of the shares authorized, 250,000,000 shares shall be designated as common stock and 10,000,000 shares shall be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of October 29, 1999, and assuming the conversion of all outstanding shares of preferred stock into common stock, there were 35,301,586 shares of common stock outstanding which were held of record by approximately 108 stockholders. There will be 39,701,586 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after October 29, 1999) after giving effect to the sale of our common stock in this offering. There are outstanding options to purchase a total of 8,501,226 shares of our common stock.

     The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation to be filed concurrently with completion of this offering, does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.

PREFERRED STOCK

     Upon the completion of this offering and filing of our amended and restated certificate of incorporation, our Board of Directors will be authorized, without action by the stockholders, to issue 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges may include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, all or any of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of all shares of preferred stock upon the right of holders of our common stock until our Board of Directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effect might include, among other things: (a) restricting dividends on the common stock, (b) diluting the voting power of the common stock, (c) impairing the liquidation rights of the common stock and (d) delaying or preventing a change in our control without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement we entered into with holders of 19,915,082 shares of our common stock (assuming conversion of all outstanding shares of preferred stock), the holders of these shares are entitled to certain registration rights regarding these shares. The registration rights provide that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters in an offering to limit the number of shares included in the registration. The holders of these shares may also require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock. We are required to use our best efforts to effect these registrations, subject to conditions and limitations. Furthermore, the holders of these shares may require us to file additional registration statements on Form S-3, subject to conditions and limitations. These rights terminate on the earlier of five years after the effective date of this offering, the date on which all shares subject to these registration rights have been sold to the public, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Action in any 90-day period.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition more difficult by means of a tender offer, a proxy contest or otherwise and could also make the removal of incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting and limits the ability of stockholders to call a special meeting. The certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

     Our Board of Directors will be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Boston EquiServe, N.A.

NASDAQ STOCK MARKET NATIONAL MARKET LISTING

     We have made application to list our common stock on The Nasdaq Stock Market's National Market under the symbol "LNUX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock.

     Upon completion of this offering, based on shares outstanding as of October 29, 1999, we will have outstanding 39,701,586 shares of common stock, assuming
(1) the issuance of 4,400,000 shares of common stock in this offering, (2) no exercise of the underwriters' over-allotment option, and (3) no exercise of options after July 31, 1999. All of the 4,400,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. However, the sale of any of these share if purchased by "affiliates" as that term is defined in Rule 144 are subject to certain limitations and restrictions that are described below.

     The remaining 35,301,586 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited exceptions, the stockholder may not offer, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the effective date. Credit Suisse First Boston, however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Accordingly, of the remaining 35,301,586 shares, 22,949,202 shares will become eligible for sale on June 7, 2000, the 181(st) day after the effective date subject to Rules 144 and 701, assuming an effective date of December 9, 1999.

     As of October 29, 1999, there were a total of 8,501,226 shares of common stock subject to outstanding options, 956,886 of which were vested, and nearly all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1998 Stock Plan, our 1999 Employee Stock Purchase Plan and our 1999 Director Option Plan. On the date 180 days after the effective date of the offering, the date that the lock-up agreements expire, a total of 2,245,776 shares of our common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1998 Stock Plan, our 1999 Employee Stock Purchase Plan and our 1999 Director Option Plan generally would be available for resale in the public market.

  Rule 144

     In general, under Rule 144 as currently in effect beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 397,016 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

  Rule 144(K)

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

  Rule 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated               , 1999 we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown, Hambrecht & Quist LLC and Lehman Brothers Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                               Number
                                                              of Shares
                        Underwriter                           ---------
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
Hambrecht & Quist LLC.......................................
Lehman Brothers Inc. .......................................

                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to   additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                       Per Share                           Total
                            -------------------------------   -------------------------------
                               Without            With           Without            With
                            Over-allotment   Over-allotment   Over-allotment   Over-allotment
                            --------------   --------------   --------------   --------------
Underwriting Discounts and
Commissions paid by us....     $                $                $                $
Expenses payable by us....     $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.


     We and our executive officers, directors and other of our security holders have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any common stock, or publicly disclose the intention to make an offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. We can, however, issue up to 4,000,000 shares of common stock in connection with acquisitions of businesses, provided that, the recipients agree to the foregoing lock-up provisions. We can also issue stock pursuant to the exercise of currently outstanding options.

     The underwriters have reserved for sale, at the initial public offering price up to 352,000 shares of the common stock for employees, directors, other persons associated with us and a number of open source developers who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have made application to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "LNUX."

     In June 1999, we sold shares of our Series B preferred stock in a private placement at a purchase price of $3.86 per share. In this private placement, Lehman Brothers VC Partners, L.P. purchased 640,354 shares of Series B preferred stock for approximately $2.5 million. Lehman Brothers Venture Partners L.P. purchased 571,856 shares of Series B preferred stock for approximately $2.2 million. Lehman Brothers Venture Capital Partners I, L.P. purchased 342,194 shares of Series B preferred stock for approximately $1.3 million. These funds purchased these shares of Series B preferred stock on the same terms as the other investors in the private placement. These funds are affiliated entities of Lehman Brothers Inc., a representative of the underwriters in this offering. Pursuant to the regulations of the National Association of Securities Dealers, Inc., subject to limited exceptions, these funds may not sell or otherwise transfer any shares of our capital stock that they hold for 90 days following the completion of this offering. This restriction is in addition to the 180-day lock-up agreed to by these funds with the underwriters.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

     - the information in this prospectus and otherwise available to the underwriters;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - the prospects for our future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and
(iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult with their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters will be passed upon for the underwriters by Morrison & Foerster, LLP, Palo Alto, California. As of the date of this prospectus, WS Investment Company 98B, WS Investment Company 99A and WS Investment Company 99B, each an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, in addition to certain current individual members of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 102,584 of VA Linux Systems, Inc. preferred stock.

                                    EXPERTS

     The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by this reference. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                             VA LINUX SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheets..............................................  F-3

Statements of Operations....................................  F-4

Statements of Stockholders' (Deficit) Equity................  F-5

Statements of Cash Flows....................................  F-6

Notes to Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Board of Directors and Stockholders of
VA Linux Systems, Inc.:

     We have audited the accompanying balance sheets of VA Linux Systems, Inc. (a Delaware corporation) as of July 31, 1998 and 1999, and the related statements of operations, stockholders' (deficit) equity and cash flows for each of the three years in the period ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VA Linux Systems, Inc. as of July 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended July 31, 1999 in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

San Jose, California
September 30, 1999 (except with respect to the matters referred to in Note 10, as to which the date is November 29, 1999)

                             VA LINUX SYSTEMS, INC.


                                 BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                                           OCTOBER 29,
                                                                                              1999
                                                                                            PRO FORMA
                                                            JULY 31,                      STOCKHOLDERS'
                                                        -----------------   OCTOBER 29,      EQUITY
                                                         1998      1999        1999         (NOTE 7)
                                                        ------   --------   -----------   -------------
                                                                                    (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents...........................  $   62   $ 18,653    $ 14,690
  Accounts receivable, net of allowances of $39, $207
     and $364, respectively...........................     746      4,033       7,287
  Inventories.........................................     315      1,971       1,980
  Prepaid expenses and other assets...................       3        381         438
                                                        ------   --------    --------
          Total current assets........................   1,126     25,038      24,395
Property and equipment, net...........................      55      1,759       2,287
Other assets..........................................      14        798         710
                                                        ------   --------    --------
                                                        $1,195   $ 27,595    $ 27,392
                                                        ======   ========    ========

                            LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY

Current liabilities:
  Equipment loan......................................  $   --   $    500    $    167
  Current portion of notes payable....................     275        259         327
  Accounts payable....................................     820      6,243       7,497
  Accrued warranty....................................     167        239         445
  Accrued liabilities and other.......................      78      1,567       2,082
                                                        ------   --------    --------
          Total current liabilities...................   1,340      8,808      10,518
                                                        ------   --------    --------
Notes payable and other, net of current portion.......     275        424         673
                                                        ------   --------    --------

Commitments (Note 5)

Stockholders' (deficit) equity:
  Convertible preferred stock, $0.001 par value;
     aggregate liquidation preference of $30,648 as of
     October 29, 1999
     Authorized -- 20,149,322;
     Outstanding -- 0 shares at July 31, 1998,
       18,651,914 shares at July 31, 1999, 19,921,322
       at October 29, 1999 and none pro forma.........      --         19          20       $     --
  Common stock, $0.001 par value
     Authorized -- 250,000,000;
     Outstanding -- 5,100,000 shares at July 31, 1998,
       15,444,860 at July 31, 1999, 15,380,264 shares
       at October 29, 1999 and 35,301,586 shares pro
       forma..........................................       5         15          15       $     35
  Additional paid-in capital..........................      24     45,461      71,219         71,219
  Stockholder note receivable.........................      --        (50)        (50)           (50)
  Deferred stock compensation.........................      --    (12,121)    (25,087)       (25,087)
  Accumulated deficit.................................    (449)   (14,961)    (29,916)       (29,916)
                                                        ------   --------    --------       --------
          Total stockholders' (deficit) equity........    (420)    18,363      16,201       $ 16,201
                                                        ------   --------    --------       ========
                                                        $1,195   $ 27,595    $ 27,392
                                                        ======   ========    ========

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.


                            STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    QUARTER ENDED
                                                    YEAR ENDED JULY 31,       -------------------------
                                                ---------------------------   OCTOBER 31,   OCTOBER 29,
                                                 1997     1998       1999        1998          1999
                                                ------   -------   --------   -----------   -----------
                                                                                     (UNAUDITED)
Net revenues..................................  $2,743   $ 5,556   $ 17,710     $2,435       $ 14,848
Cost of revenues..............................   2,562     4,494     17,766      2,053         12,887
                                                ------   -------   --------     ------       --------
     Gross margin.............................     181     1,062        (56)       382          1,961
                                                ------   -------   --------     ------       --------
Operating expenses:
  Sales and marketing.........................     310       382      5,183        177          5,064
  Research and development....................     115       180      3,189         48          2,774
  General and administrative..................     218       427      3,791        136          1,496
  Amortization of deferred stock                                                   118          2,855
     compensation.............................      --        --      2,312
                                                ------   -------   --------     ------       --------
          Total operating expenses............     643       989     14,475        479         12,189
                                                ------   -------   --------     ------       --------
Income (loss) from operations.................    (462)       73    (14,531)       (97)       (10,228)

Interest and other income (expense), net......     (12)       11         19         --            173
                                                ------   -------   --------     ------       --------
Net income (loss).............................  $ (474)  $    84   $(14,512)    $  (97)      $(10,055)
                                                ======   =======   ========     ======       ========
Dividend related to convertible preferred                                       $   --       $ (4,900)
  stock.......................................  $   --   $    --   $     --
                                                ======   =======   ========     ======       ========
Net income (loss) attributable to common                                        $  (97)      $(14,955)
  stockholders................................  $ (474)  $    84   $(14,512)
                                                ======   =======   ========     ======       ========
Basic net income (loss) per share.............  $(0.05)  $  0.02   $  (2.62)    $(0.02)      $  (2.00)
                                                ======   =======   ========     ======       ========
Diluted net income (loss) per share...........  $(0.05)  $  0.01   $  (2.62)    $(0.02)      $  (2.00)
                                                ======   =======   ========     ======       ========
Shares used in computing basic net income                                        5,100          7,483
  (loss) per share............................   9,467     5,100      5,530
                                                ======   =======   ========     ======       ========
Shares used in computing diluted net income                                      5,100          7,483
  (loss) per share............................   9,467    12,249      5,530
                                                ======   =======   ========     ======       ========
Pro forma basic net loss per share                                                           $  (0.56)
  (unaudited).................................                     $  (1.01)
                                                                   ========                  ========
Shares used in computing pro forma basic net                                                   26,646
  loss per share (unaudited)..................                       14,317
                                                                   ========                  ========

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.


                  STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                          CONVERTIBLE
                                        PREFERRED STOCK        COMMON STOCK       ADDITIONAL   STOCKHOLDER     DEFERRED
                                      -------------------   -------------------    PAID-IN        NOTE          STOCK
                                        SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     RECEIVABLE    COMPENSATION
                                      ----------   ------   ----------   ------   ----------   -----------   ------------
BALANCE AT JULY 31, 1996............          --     $--    15,000,000    $15     $       69      $ --         $     --
Issuance of convertible preferred
stock for cash......................   1,734,000      2             --     --            498        --               --
  Repurchase of common stock for
    cash............................          --     --     (9,900,000)   (10)           (45)       --               --
  Net loss..........................          --     --             --     --             --        --               --
                                      ----------     --     ----------    ---     ----------      ----         --------
BALANCE AT JULY 31, 1997............   1,734,000      2      5,100,000      5            522        --               --
  Repurchase of convertible
    preferred stock in exchange for
    note payable....................  (1,734,000)    (2)            --     --           (498)       --               --
  Net income........................          --     --             --     --             --        --               --
                                      ----------     --     ----------    ---     ----------      ----         --------
BALANCE AT JULY 31, 1998............          --     --      5,100,000      5             24        --               --
  Issuance of Series A convertible
    preferred stock for cash and
    note receivable, net............  12,149,322     12             --     --          5,482       (50)              --
  Exercise of stock options and
    stock purchase rights for cash
    and services rendered...........          --     --     10,304,860     10            308        --               --
  Issuance of Series B convertible
    preferred stock for cash, net...   6,502,592      7             --     --         25,084        --               --
  Issuance of common stock for
    assets acquired.................          --     --         40,000     --             20        --               --
  Fair value of options and stock
    purchase rights granted for
    services rendered and assets
    acquired........................          --     --             --     --            110        --               --
  Deferred stock compensation.......          --     --             --     --         14,433        --          (14,433)
  Amortization of deferred stock
    compensation....................          --     --             --     --             --        --            2,312
  Net loss..........................          --     --             --     --             --        --               --
                                      ----------     --     ----------    ---     ----------      ----         --------
BALANCE AT JULY 31, 1999............  18,651,914     $19    15,444,860    $15     $   45,461      $(50)        $(12,121)
  Issuance of Series B convertible
    preferred stock for assets
    acquired (unaudited)............      12,954     --             --     --             50        --               --
  Issuance of Series B convertible
    preferred stock for cash, net
    (unaudited).....................   1,256,454      1             --     --          4,833        --               --
  Dividend related to convertible
    preferred stock (unaudited).....          --     --             --     --          4,900        --               --
  Exercise of stock options and
    stock purchase rights
    (unaudited).....................          --     --        497,374      1             24        --               --
  Issuance of common stock for
    services rendered (unaudited)...          --     --          5,714     --             71        --               --
  Issuance of common stock for cash
    (unaudited).....................          --     --         13,000     --            162        --             (149)
  Repurchase of unvested common
    stock for cash (unaudited)......          --     --       (580,684)    (1)           (24)       --               --
  Fair value of options issued for
    services rendered (unaudited)...          --     --             --     --             70        --               --
  Deferred stock compensation
    (unaudited).....................          --     --             --     --         15,672        --          (15,672)
  Amortization of deferred stock
    compensation (unaudited)........          --     --             --     --             --        --            2,855
  Net loss (unaudited)..............          --     --             --     --             --        --               --
                                      ----------     --     ----------    ---     ----------      ----         --------
BALANCE AT OCTOBER 29, 1999
  (UNAUDITED).......................  19,921,322     $20    15,380,264    $15     $   71,219      $(50)        $(25,087)
                                      ==========     ==     ==========    ===     ==========      ====         ========

                                        RETAINED
                                        EARNINGS          TOTAL
                                      (ACCUMULATED    STOCKHOLDERS'
                                        DEFICIT)     (DEFICIT) EQUITY
                                      ------------   ----------------
BALANCE AT JULY 31, 1996............    $     66         $    150
Issuance of convertible preferred
stock for cash......................          --              500
  Repurchase of common stock for
    cash............................         (75)            (130)
  Net loss..........................        (474)            (474)
                                        --------         --------
BALANCE AT JULY 31, 1997............        (483)              46
  Repurchase of convertible
    preferred stock in exchange for
    note payable....................         (50)            (550)
  Net income........................          84               84
                                        --------         --------
BALANCE AT JULY 31, 1998............        (449)            (420)
  Issuance of Series A convertible
    preferred stock for cash and
    note receivable, net............          --            5,444
  Exercise of stock options and
    stock purchase rights for cash
    and services rendered...........          --              318
  Issuance of Series B convertible
    preferred stock for cash, net...          --           25,091
  Issuance of common stock for
    assets acquired.................          --               20
  Fair value of options and stock
    purchase rights granted for
    services rendered and assets
    acquired........................          --              110
  Deferred stock compensation.......          --               --
  Amortization of deferred stock
    compensation....................          --            2,312
  Net loss..........................     (14,512)         (14,512)
                                        --------         --------
BALANCE AT JULY 31, 1999............    $(14,961)        $ 18,363
  Issuance of Series B convertible
    preferred stock for assets
    acquired (unaudited)............          --               50
  Issuance of Series B convertible
    preferred stock for cash, net
    (unaudited).....................          --            4,834
  Dividend related to convertible
    preferred stock (unaudited).....      (4,900)              --
  Exercise of stock options and
    stock purchase rights
    (unaudited).....................          --               25
  Issuance of common stock for
    services rendered (unaudited)...          --               71
  Issuance of common stock for cash
    (unaudited).....................          --               13
  Repurchase of unvested common
    stock for cash (unaudited)......          --              (25)
  Fair value of options issued for
    services rendered (unaudited)...          --               70
  Deferred stock compensation
    (unaudited).....................          --               --
  Amortization of deferred stock
    compensation (unaudited)........          --            2,855
  Net loss (unaudited)..............     (10,055)         (10,055)
                                        --------         --------
BALANCE AT OCTOBER 29, 1999
  (UNAUDITED).......................    $(29,916)        $ 16,201
                                        ========         ========


   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   QUARTER ENDED
                                                    YEAR ENDED JULY 31,      -------------------------
                                                  ------------------------   OCTOBER 31,   OCTOBER 29,
                                                  1997    1998      1999        1998          1999
                                                  -----   -----   --------   -----------   -----------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)...............................  $(474)  $  84   $(14,512)    $   (97)     $(10,055)
  Adjustments to reconcile net income (loss) to
     net cash provided by (used in) operating
     activities:
     Depreciation and amortization..............      9      18        449           6           236
     Loss on disposal of assets.................     --      --         75          --            --
     Amortization of deferred stock
       compensation.............................     --      --      2,312         118         2,855
     Non-cash compensation expense..............     --      --         64          --           441
     Changes in assets and liabilities:
       Accounts receivable......................   (149)   (449)    (3,287)       (261)       (3,254)
       Inventories..............................   (102)    (76)    (1,656)        (91)           (9)
       Prepaid expenses and other assets........     (1)    (11)      (517)         (8)           27
       Accounts payable.........................    279     403      5,423         560         1,254
       Accrued liabilities and other............     74     (12)     1,426          80           215
       Accrued warranty.........................     39     129         72         (94)          206
                                                  -----   -----   --------     -------      --------
          Net cash provided by (used in)
            operating activities................   (325)     86    (10,151)        213        (8,084)
                                                  -----   -----   --------     -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment............    (25)    (44)    (2,139)       (234)         (701)
  Purchase of other long-lived assets...........     --      --       (154)         --            --
                                                  -----   -----   --------     -------      --------
          Net cash used in investing
            activities..........................    (25)    (44)    (2,293)       (234)         (701)
                                                  -----   -----   --------     -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on notes payable.....................     --      --       (275)         --           (16)
  Proceeds from borrowings on equipment loan and
     line of credit.............................     --      --        700          --            --
  Repayments of borrowings on equipment loan and
     line of credit.............................     --      --       (200)         --            --
  Proceeds from issuance of convertible
     preferred stock, net.......................    500      --     30,535       3,938         4,834
  Proceeds from issuance of common stock........     --      --        275          --            29
  Repurchase of common stock....................   (130)     --         --          --           (25)
                                                  -----   -----   --------     -------      --------
          Net cash provided by financing
            activities..........................    370      --     31,035       3,938         4,822
                                                  -----   -----   --------     -------      --------
Net increase in cash and cash equivalents.......     20      42     18,591       3,917        (3,963)
Cash and cash equivalents, beginning of year....     --      20         62          62        18,653
                                                  -----   -----   --------     -------      --------
Cash and cash equivalents, end of year..........  $  20   $  62   $ 18,653     $ 3,979      $ 14,690
                                                  =====   =====   ========     =======      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Repurchase of convertible preferred stock
     pursuant to notes payable..................  $  --   $ 550   $     --     $    --      $     --
  Issuance of convertible preferred stock for
     note receivable............................  $  --   $  --   $     50     $    --      $     --
  Issuance of convertible preferred stock for
     assets.....................................  $  --   $  --   $     --     $    --      $     50
  Dividends on convertible preferred stock......  $  --   $  --   $     --     $    --      $  4,900

   The accompanying notes are an integral part of these financial statements.

                             VA LINUX SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS
     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

1. ORGANIZATION AND OPERATIONS OF THE COMPANY:

     VA Linux Systems, Inc. ("the Company"), formerly known as VA Research, Inc., was incorporated in California in January 1995 and is a provider of Linux-based computer systems and services. Additionally, the Company has recently established a professional services organization to provide other services including system architecture design, system integration and security consulting. Effective August 1, 1999, the Company began operating on a 52-53 week year ending the Friday before July 31. Accordingly, the accompanying statements of operations, stockholders' (deficit) equity and cash flow for the first quarter of fiscal 2000 reflect the period ended October 29, 1999.

     The Company is subject to certain risks including the emergence of the Linux industry, dependence on a key supplier for manufacturing, competition from larger, more established companies, short product life cycles, the Company's ability to develop and bring to market new products on a timely basis, dependence on key employees, the ability to attract and retain additional qualified personnel and the ability to obtain adequate financing to support growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

  Unaudited Interim Financial Data

     The unaudited interim financial statements for the three months ended October 31, 1998 and October 29, 1999 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles.

  Cash and Cash Equivalents

     The Company considers all highly liquid debt instruments or money-market type funds with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist principally of cash deposited in money market and checking accounts.

  Inventories

     Inventories are stated at the lower of cost or market and consist of the following (in thousands):

                                                     JULY 31,
                                                  --------------    OCTOBER 29,
                                                  1998     1999        1999
                                                  ----    ------    -----------
                                                                    (UNAUDITED)
Raw materials...................................  $256    $1,813      $1,836
Finished goods..................................    59       158         144
                                                  ----    ------      ------
Total...........................................  $315    $1,971      $1,980
                                                  ====    ======      ======

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

     Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Due to competitive pressures and technological innovation, it is possible that estimates of net realizable value could change in the near term.

  Property and Equipment

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives (three to five years) of the assets. Leasehold improvements are amortized over the corresponding lease term.

     Property and equipment consists of the following (in thousands):

                                                                 JULY 31,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Computer and office equipment...............................  $ 22    $1,314
Furniture and fixtures......................................    76       110
Leasehold improvements......................................    --       572
Software....................................................    --       125
                                                              ----    ------
     Total property and equipment...........................    98     2,121
Less: Accumulated depreciation and amortization.............   (43)     (362)
                                                              ----    ------
     Property and equipment, net............................  $ 55    $1,759
                                                              ====    ======

     The Company periodically evaluates the carrying amount of its long-lived assets and applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

  Revenue Recognition


     Product revenues from the sale of Linux-based servers and desktop computers are recognized upon shipment of goods. The Company does not grant to its customers any rights to return products. The Company provides allowances for warranty costs at the time of shipment. Revenues from customer support services, including on-site maintenance and technical support, are recognized pro-rata over the term of the related service agreement. Revenues from professional service contracts, including planning, deployment and installation, systems integration, performance analysis and security consulting of Linux-based solutions, are recognized as revenue on a completed contract basis. For the years ended July 31, 1997, 1998 and 1999, and for the quarters ended October 31, 1998 and October 29, 1999, revenues from customer support services and professional service contracts have not been material.


  Stock Split

     Effective October 15, 1998 and March 30, 1999, the Company completed a 2-for-1 and 3-for-2 split, respectively, of its common stock. As a result of the stock splits, outstanding and reserved common shares increased. The rights of the holders of these securities were not otherwise modified. Subsequent to July 31, 1999, the Board of Directors approved, subject to stockholder approval, additional stock splits (see Note 10).

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

  Stock-Based Compensation and Equity Instruments Exchanged for Services and Assets

     The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), in October 1995. SFAS No. 123 permits the use of either a fair value based method or the method defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), to account for stock-based compensation arrangements. Companies that elect to employ the valuation method provided in APB No. 25 are required to disclose the pro forma net income (loss) that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB No. 25 and, accordingly, it has included the pro forma disclosures required under SFAS No. 123 in the financial statements (see Note
8).

     The value of options, stock purchase rights and stock exchanged for services rendered or assets acquired are valued using the Black-Scholes option pricing model. To calculate the expense or asset value, the Company uses either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

  Software Development Costs

     In accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed", development costs incurred in the research and development of new software products are expensed as incurred until technological feasibility in the form of a working model has been established. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility and, accordingly, all software development costs have been charged to research and development expense in the accompanying statements of operations.

  Computation of Per Share Amounts

     Basic net income (loss) per common share and diluted net income (loss) per common share are presented in conformity with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128") for all periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net income (loss) per common share as if such stock had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

     In accordance with SFAS No. 128, basic net income (loss) per common share has been calculated using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. For the years ended July 31, 1997 and 1999, and the quarters ended October 31, 1998 and October 29, 1999, the Company has excluded all convertible preferred stock and outstanding stock options from the calculation of diluted net loss per common share because all such securities are antidilutive for those periods. The total number of shares excluded from the calculations of diluted net loss per common share were 3,245,000 and 25,320,000 for the years ended July 31, 1997 and 1999, respectively, and 17,773,774 and 28,423,000 for the quarters ended October 31, 1998 and October 29, 1999, respectively. Pro forma basic net loss per common share has been calculated assuming the conversion of the convertible preferred stock using the if-converted method into an equivalent number of common shares as if the shares had been converted on the dates of issuance.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

     The following table presents the calculation of basic, diluted and pro forma basic net income (loss) per share (in thousands, except per share data):

                                                                                    QUARTER ENDED
                                                    YEAR ENDED JULY 31,       -------------------------
                                                ---------------------------   OCTOBER 31,   OCTOBER 29,
                                                 1997     1998       1999        1998          1999
                                                ------   -------   --------   -----------   -----------
                                                                                     (UNAUDITED)
Net income (loss) attributable to common
  stockholders................................  $ (474)  $    84   $(14,512)    $  (97)      $(14,955)
                                                ------   -------   --------     ------       --------
Basic:
  Weighted average shares of common stock
     outstanding..............................   9,467     5,100      8,268      5,100         15,166
  Less: Weighted average shares subject to
     repurchase...............................      --        --     (2,738)        --         (7,683)
                                                ------   -------   --------     ------       --------
  Shares used in computing basic net income
     (loss) per share.........................   9,467     5,100      5,530      5,100          7,483
                                                ======   =======   ========     ======       ========
  Basic net income (loss) per share...........  $(0.05)  $  0.02   $  (2.62)    $(0.02)      $  (2.00)
                                                ======   =======   ========     ======       ========
Diluted:
  Shares used above...........................   9,467     5,100      5,530      5,100          7,483
  Add: Weighted average dilutive convertible
     preferred stock and stock options........      --     7,149         --         --             --
                                                ------   -------   --------     ------       --------
  Shares used in computing diluted net income
     (loss) per share.........................   9,467    12,249      5,530      5,100          7,483
                                                ======   =======   ========     ======       ========
  Diluted net income (loss) per share.........  $(0.05)  $  0.01   $  (2.62)    $(0.02)      $  (2.00)
                                                ======   =======   ========     ======       ========
Pro forma basic net loss per share:
  Shares used above...........................                        5,530                     7,483
  Pro forma adjustment to reflect weighted
     effect of assumed conversion of
     convertible preferred stock
     (unaudited)..............................                        8,787                    19,163
                                                                   --------                  --------
  Shares used in computing pro forma basic net
     loss per share (unaudited)...............                       14,317                    26,646
                                                                   ========                  ========
  Pro forma basic net loss per share
     (unaudited)..............................                     $  (1.01)                 $  (0.56)
                                                                   ========                  ========

  Comprehensive Income (Loss)

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," ("SFAS No. 130") which establishes standards for reporting and presentation of comprehensive income. SFAS No. 130 was adopted by the Company in 1998. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from stockholder transactions. Comprehensive income (loss) for the years ended July 31, 1997, 1998 and 1999, and for the quarters ended October 31, 1998 and October 29, 1999 equaled net income (loss).

  Segment Reporting

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment, the provision of Linux-based products and services. The Company markets its products in the United States through its direct sales

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

force. Revenues for each of the years ended July 31, 1997, 1998 and 1999, and for the quarters ended October 31, 1998 and October 29, 1999 were primarily generated from sales to end users in the United States.

  Recent Accounting Pronouncements

     In March 1998, the AICPA issued SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. SOP No. 98-1 was adopted by the Company in fiscal 1999. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

     In December 1998, the AICPA issued SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 amends SOP No. 97-2 and SOP No. 98-4 by extending the deferral of the application of certain provisions of SOP No. 97-2 amended by SOP No. 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP No. 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company has not had significant software sales to date and management does not expect the adoption of SOP No. 98-9 to have a significant effect on the financial position or results of operations.

  Supplier Concentration

     The Company is dependent on a single contract manufacturer for substantially all of its manufacturing and supply chain management, including component procurement and inventory management. The contract manufacturer is also an investor in the Company. The inability of the manufacturer to fulfill the production requirements of the Company or make distributions of the Company's products on a timely basis could negatively impact future results. Although there are other contract manufactures that could provide similar services, a change in the contract manufacturer could cause delays in manufacturing and distribution of the Company's products and possible loss of sales.

  Concentrations of Credit Risk and Significant Customers

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company provides credit, in the normal course of business, to a number of companies and performs ongoing credit evaluations of its customers. As of October 29, 1999, approximately 39% of gross accounts receivable were concentrated with two customers. As of July 31, 1999, approximately 37% of gross accounts receivable was concentrated with one customer. As of July 31, 1998, approximately 32% of gross accounts receivable was concentrated with five customers. No single customer accounted for more than 10% of net revenues in fiscal 1997, 1998 and 1999, and the quarter ended October 31, 1998. For the quarter ended October 29, 1999, one customer accounted for approximately 17% of net revenues.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

3. NOTES PAYABLE:

  UMAX Data Systems

     In April 1998, the Company entered into a note payable arrangement with UMAX Data Systems ("UMAX") for the repurchase of 1,734,000 shares of the Company's Series A preferred stock held by UMAX. The note payable was for $550,000, of which $275,000 was paid in November 1998. The remaining note payable bears no interest and is to be repaid in 12 equal monthly installments of approximately $23,000, beginning in February 2000 and ending in January 2001. As of July 31, 1999, principal maturities under the note payable are $115,000 and $160,000 in fiscal 2000 and fiscal 2001, respectively. For the period during fiscal 1998 when UMAX was a significant shareholder, the Company purchased approximately $395,000 of computer components from UMAX.

  Acquisition of Rights

     In connection with the acquisition of certain Internet properties and rights during fiscal 1999, the Company entered into an obligation to pay a total of $396,000 in cash. The obligation bears no interest and is repayable in 33 equal monthly installments of $12,000 beginning in April 1999 and ending December 2001. As of July 31, 1999, principal maturities under the obligation are $144,000 in fiscal 2000, $144,000 in fiscal 2001 and $60,000 in fiscal 2002.

4. LINE OF CREDIT AND EQUIPMENT LOAN:

     In February 1999, the Company entered into a loan and security agreement with a bank for maximum borrowings of $4,000,000 under a revolving line of credit ("Line of Credit") and $500,000 under an equipment loan ("Equipment Loan"). The interest rate for both the Line of Credit and the Equipment Loan is the bank's base rate plus 0.75% (8.75% at July 31, 1999). The amount available for borrowing under the Line of Credit is limited to an amount equal to 80% of the Company's eligible accounts receivable, less any outstanding letters of credit issued under the Line of Credit. The Company can borrow $500,000 under the Line of Credit without limitation to eligible accounts receivable. The amount available for borrowing under the Equipment Loan can only be utilized to acquire equipment that the bank approves. Advances under the Equipment Loan can only be made through December 31, 1999. Borrowings under the Equipment Loan are repayable in 36 equal monthly installments of principal and interest beginning on a date no later than January 1, 2000. The Company has now agreed with the bank to commence repayment of the Equipment loan in equal monthly installments commencing October 31, 1999. Borrowings under the Line of Credit mature in February 2000 and borrowings under the Equipment Loan mature in July 2002. As of July 31, 1999, the Company had $0 outstanding on the Line of Credit and $500,000 outstanding on the Equipment Loan. The Equipment Loan and Line of Credit require that the Company maintain certain financial and non-financial ratios and covenants. As of July 31, 1999 and October 29, 1999, the Company was not in compliance with all of the ratios and covenants. The Company obtained a waiver from the bank to waive this non-compliance as of July 31, 1999 and October 29, 1999.

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

5. COMMITMENTS:

     The Company leases its facilities under operating leases that expire at various dates through April 30, 2004. Future minimum rental payments as of July 31, 1999 are as follows (in thousands):

2000................................................  $  639
2001................................................     514
2002................................................     496
2003................................................     107
2004................................................      25
                                                      ------
                                                      $1,781
                                                      ======

     Rent expense for the years ended July 31, 1997, 1998 and 1999 was approximately $42,000, $55,000 and $344,000, respectively.

6. RETIREMENT SAVINGS PLAN:

     The Company maintains an employee savings and retirement plan which is intended to be qualified under Section 401(k) of the Internal Revenue Code and is available to substantially all full-time employees of the Company. The plan provides for tax deferred salary deductions and after-tax employee contributions. Contributions include employee salary deferral contributions and discretionary employer contributions. To date, there have been no employer discretionary contributions.

7. CONVERTIBLE PREFERRED STOCK:

     Series A convertible preferred stock ("Series A") and Series B convertible preferred stock ("Series B") consists of the following, net of issuance costs, (in thousands, except share information):

                                                                 JULY 31,
                                                              ---------------    OCTOBER 29,
                                                              1998     1999          1999
                                                              ----    -------    ------------
                                                                                 (UNAUDITED)
Series A:
Authorized -- 12,149,322;
  Outstanding -- 0, 12,149,322 and 12,149,322 shares,
     respectively...........................................  $--     $ 5,494      $ 5,494
Series B:
  Authorized -- 8,000,000;
  Outstanding -- 0, 6,502,592 and 7,772,000 shares,
     respectively...........................................   --      25,091       29,975
                                                              ---     -------      -------
                                                              $--     $30,585      $35,469
                                                              ===     =======      =======

     During fiscal 1999, the Company issued 12,149,322 shares of Series A at $0.4567 per share. In June 1999, the Company issued 6,502,592 shares of Series B at $3.86 per share and an additional 1,256,454 shares of Series B at $3.86 per share in September 1999. Also during the three months ended October 29, 1999, the Company issued 12,954 shares of Series B in exchange for assets acquired. The Company has recorded a preferred stock dividend of $4.9 million representing the value of the beneficial conversion feature on the issuance of Series B in September 1999. The beneficial conversion feature was calculated at the commitment date based on the difference between the conversion price of $3.86 per share and the estimated fair value of the common stock at that date. The amount of the beneficial conversion feature was limited to the amount of the gross proceeds received from the issuance of Series B. The excess

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

of the beneficial conversion feature over the gross proceeds received was $4.2 million. The rights, restrictions and preferences of the Series A and Series B (collectively, "Preferred Stock") are as follows:

     - The holders of Series A and Series B are entitled to receive non-cumulative cash dividends, at the rate of $0.0228 and $0.1930, respectively, when and as declared by the Board of Directors, prior and in preference to any cash dividend declarations or distributions to holders of common stock.

     - In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A and Series B are entitled to receive proceeds equal to $0.4567 per share and $3.86 per share, respectively, plus all declared but unpaid dividends, prior and in preference to any distribution to holders of common stock. If the assets available for distribution are insufficient to pay the preferred stockholders in full, the assets will be distributed ratably among the preferred stockholders.

     - Each share of Preferred Stock is convertible at the option of the holder into one share of common stock. Each share of Preferred Stock converts automatically into common stock at the earlier of (1) the closing of an underwritten public offering of the Company's common stock at an aggregate offering price of greater than $15,000,000 or (2) the date specified by affirmative vote of a majority of the holders of Preferred Stock outstanding.

     - The holder of each share of Preferred Stock is entitled to one vote for each share of common stock into which it is convertible.

  Stockholder Note Receivable

     In connection with the issuance of 36,496 shares of Series A to an officer of the Company, the Company received a non-interest bearing note receivable. The note has no maturity date. The outstanding principal balance at July 31, 1999 and October 29, 1999 was $50,000.

  Unaudited Pro Forma Stockholders' Equity

     The Company's Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the "IPO"). If the IPO is consummated under the terms presently anticipated, all of the outstanding shares of convertible preferred stock as of October 29, 1999 will be converted into 19,921,322 shares of common stock upon the closing of the IPO. The effect of the conversion of the preferred stock outstanding at October 29, 1999 has been reflected as unaudited pro forma stockholders' equity in the accompanying balance sheet.

8. COMMON STOCK:

     As of October 29, 1999, the Company had reserved shares of its common stock for future issuance as follows (unaudited):

Conversion of Series A preferred stock......................  12,149,322
Conversion of Series B preferred stock......................   7,772,000
1998 Stock Option Plan......................................  17,268,212
Non-Plan Stock Options and Stock Purchase Rights............      30,000
                                                              ----------
                                                              37,219,534
                                                              ==========

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

  Repurchase of Stock

     In January 1997, the Company repurchased 9,900,000 shares of common stock from two of the Company's founders. The Company paid approximately $130,000 in cash for repurchase of the common stock, which was subsequently retired.

  Stock Repurchase Agreements

     In October 1998, a founder of the Company holding 4,950,000 shares of common stock entered into a Stock Repurchase Agreement ("Agreement") with the Company. Under the terms of the Agreement, in the event of any voluntary or involuntary termination of the founder's employment with the Company, the Company shall have an irrevocable, exclusive option, for a period of 90 days from termination, to repurchase any shares of common stock held by the founder, at $0.02 per share. The founder's shares of common stock are released from the repurchase option as follows: 2,970,000 are not subject to repurchase as of October 30, 1998 and 1/24 of the remaining shares are released from the repurchase option each month after October 1998 until all shares have been released. As of July 31, 1999, 1,237,500 shares are subject to repurchase by the Company.

     In connection with the exercise of options pursuant to the Company's Stock Option Plan, employees entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares upon termination of the employee. The repurchase right lapses ratably over the vesting term of the original option grant. As of July 31, 1999, 5,011,448 shares were subject to repurchase by the Company.

  Stock Issued for Services Rendered

     In October 1999, the Company issued 5,714 shares of common stock to a non-employee in exchange for recruiting services rendered. The Company recorded approximately $71,000 of consulting expense based on the fair value of the Company's common stock on the date of issuance.

  Stock Option Plan

     In fiscal 1997, the Company adopted and the Board of Directors approved the 1996 Stock Option Plan ("1996 Plan"), under which a total of 4,650,000 shares were reserved for issuance. The 1996 Plan permitted options to be granted to employees, consultants and directors to purchase shares of the Company's common stock at a price determined by the Board. The Company granted 4,650,000 options under the 1996 Plan during fiscal 1997 and 1998. In fiscal 1998, the Company granted options to purchase 4,026,000 shares of common stock outside of the 1996 Plan at an exercise price of $0.02 per share. In October 1998, the Company cancelled all stock options outstanding under the 1996 Plan and the 4,026,000 options that had been issued in fiscal 1998 outside of the 1996 Plan. The cancelled options were replaced with options under the 1998 Plan that had vesting and exercise prices consistent with the terms of the cancelled options. The 1996 Plan was terminated in October 1998.

     In fiscal 1999, the Company adopted and the Board of Directors approved the 1998 Stock Plan (the "1998 Plan"). The number of shares reserved for issuance under the 1998 Plan is 23,257,144. Subsequent to July 31, 1999, the Board of Directors approved an amendment to the 1998 Plan to increase the number of authorized shares by 4,000,000 (See Note 10). Under the 1998 Plan, the Board of Directors may grant to employees and consultants options and/or stock purchase rights to purchase the Company's common stock at terms and prices determined by the Board of Directors. The Plan will terminate in 2008. Nonqualified options granted under the 1998 Plan must be issued at a price equal to at least 85% of the

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

fair market value of the Company's common stock at the date of grant. All options may be exercised at any time within 10 years of the date of grant or within three months of termination of employment, or such shorter time as may be provided in the stock option agreement, and vest over a vesting schedule determined by the Board of Directors.

     A summary of the option activity under the 1996 and 1998 Plans and related information for the years ended July 31 follows:

                                                                  OPTIONS OUTSTANDING
                                                             -----------------------------
                                                                               WEIGHTED
                                                OPTIONS                        AVERAGE
                                               AVAILABLE       SHARES       EXERCISE PRICE
                                              -----------    -----------    --------------
Balance, July 31, 1996......................           --             --        $  --
Authorized..................................    4,650,000             --           --
  Granted...................................   (3,021,000)     3,021,000         0.02
  Cancelled.................................       55,800        (55,800)        0.02
                                              -----------    -----------
Balance, July 31, 1997......................    1,684,800      2,965,200         0.02
  Granted...................................   (2,644,800)     2,644,800         0.02
  Cancelled.................................      960,000       (960,000)        0.02
                                              -----------    -----------
Balance, July 31, 1998......................           --      4,650,000         0.02
  Authorized................................   23,257,144             --           --
  Granted...................................  (16,757,146)    16,757,146         0.20
  Exercised.................................           --    (10,221,528)        0.03
  Cancelled.................................       52,642     (4,702,642)        0.31
                                              -----------    -----------
Balance, July 31, 1999......................    6,552,640      6,482,976         0.46
  Authorized (unaudited)....................    4,000,000             --           --
  Granted (unaudited).......................   (2,429,838)     2,429,838         5.39
  Exercised (unaudited).....................           --       (348,088)        0.12
  Cancelled (unaudited).....................      674,184        (93,500)        0.74
                                              -----------    -----------
Balance, October 29, 1999 (unaudited).......    8,796,986      8,471,226        $1.88
                                              ===========    ===========        =====

                                          OPTIONS OUTSTANDING
                                      ----------------------------
                                       WEIGHTED-
                     NUMBER             AVERAGE          WEIGHTED-
 RANGE OF          OUTSTANDING         REMAINING          AVERAGE
 EXERCISE          AT JULY 31,        CONTRACTUAL        EXERCISE
  PRICES              1999               LIFE              PRICE
-----------        -----------        -----------        ---------
$0.02-$0.04         1,857,684            9.33              $0.02
$0.50-$1.00         4,625,292            9.81               0.64
                    ---------
                    6,482,976                              $0.46
                    =========                              =====

     As of July 31, 1999, there were 1,292,708 shares issuable upon the exercise of fully vested options under the 1998 Plan at a weighted average exercise price of $0.02 per share.

     During fiscal 1999, the Company also granted to non-employees options and stock purchase rights to acquire 268,332 shares of common stock outside of the 1998 Plan at a weighted average exercise price of $0.15 and a weighted average fair value of $0.57. These equity instruments were either granted in exchange for certain assets, including certain Internet properties and rights, or for consulting services rendered. During fiscal 1999, and the quarter ended October 29, 1999, 83,332 and 155,000 options and

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

stock purchase rights, with weighted average exercise prices of $0.26 and $0.10, were exercised respectively. As of July 31, 1999, 185,000 options and stock purchase rights granted outside of the 1998 Plan were outstanding and exercisable at exercise prices ranging from $0.04 to $0.50. The weighted average exercise price of these outstanding options and stock purchase rights was $0.09 and the weighted average remaining contractual life was 8.53 years. As of October 29, 1999, 30,000 options and stock purchase rights granted outside of the 1998 Plan were outstanding and exercisable at a weighted average exercise price of $0.043. The remaining contractual life of these outstanding options was
8.85 years.

     During fiscal 1999, the Company recorded compensation expense of $64,000 and assets of $90,000 based upon the fair value of the equity instruments at the date of grant. Pursuant to the provisions of SFAS No. 123, the fair value of options and stock purchase rights issued was determined based on the fair value of the consideration received, where such amount was reliably measurable, or the fair value of the equity instruments issued, in which case, the fair value was estimated on the grant date using the Black-Scholes model and the following assumptions:

Risk free interest rate.....................................   5.75%
Average expected life of options............................  1 year
Dividend yield..............................................      0%
Volatility of common stock..................................     65%

     The Company accounts for stock options issued to employees under APB Opinion No. 25 whereby the difference between the exercise price and the fair value at the date of grant is recognized as compensation expense. Had compensation expense been determined consistent with SFAS No. 123, net income
(loss) would have decreased and losses would have increased to the following pro forma amounts (in thousands except per share data):

                                                              YEAR ENDED JULY 31,
                                                          ---------------------------
                                                           1997     1998       1999
                                                          ------    -----    --------
Net income (loss) as reported...........................  $ (474)   $  84    $(14,512)
Pro forma net income (loss).............................    (474)      84     (14,683)
Basic net income (loss) per share.......................   (0.05)    0.02       (2.62)
Diluted net income (loss) per share.....................   (0.05)    0.01       (2.62)
Pro forma basic and diluted net income (loss) per
  share.................................................   (0.05)    0.02       (2.66)

     The weighted average fair value of options granted during fiscal 1999 was $0.03. The Company did not grant any options in fiscal 1997 and 1998. Pursuant to the provisions of SFAS No. 123, the compensation cost associated with options granted in fiscal 1999 was estimated on the grant date using the Black-Scholes model and the following assumptions:

Risk free interest rate.....................................    5.75%
Average expected life of option.............................  3 years
Dividend yield..............................................       0%
Volatility of common stock..................................    0.01%

  Deferred Stock Compensation

     In connection with the grant of certain stock options to employees during fiscal 1999 and the quarter ended October 29, 1999, the Company recorded deferred stock compensation within stockholders' equity of approximately $30.2 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. The Company recorded amortization of deferred compensation of approximately $2.3 million during fiscal 1999

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

and approximately $2.9 million during the quarter ended October 29, 1999. The deferred stock compensation expense is being amortized on an accelerated basis over the vesting period of the individual award, generally four years. The method is in accordance with Financial Accounting Standards Board Interpretation No. 28. Accordingly, at October 29, 1999, the remaining deferred compensation of approximately $25.1 million will be amortized as follows: $10.8 million during the remaining nine months of fiscal 2000, $8.1 million during fiscal 2001, $4.3 million during fiscal 2002, $1.8 million during fiscal 2003 and $147,000 during fiscal 2004. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred compensation has not been separately allocated to these categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

9. INCOME TAXES:

     The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Due to the Company's loss position in fiscal 1997 and 1999, and availablity of loss carryforwards in fiscal 1998, there was no provision for income taxes for the years ended July 31, 1997, 1998 or 1999. A valuation allowance has been recorded for the total deferred tax assets as a result of uncertainties regarding realization of the assets based upon the limited operating history of the Company, the lack of consistent profitability to date and the uncertainty of future profitability. The components of the net deferred tax assets are as follows (in thousands):

                                                                JULY 31,
                                                            ----------------
                                                            1998      1999
                                                            -----    -------
Net operating loss carryforwards..........................  $  73    $ 3,970
Other reserves and accruals...............................    141        638
                                                            -----    -------
                                                              214      4,608
Valuation allowance.......................................   (214)    (4,608)
                                                            -----    -------
Net deferred income tax asset.............................  $  --    $    --
                                                            =====    =======

     As of July 31, 1999, the Company has net operating loss carryforwards of approximately $10.8 million to offset future federal taxable income, which expire at various dates through the year 2019. The Company also has California net operating loss carryforwards of approximately $5.2 million to offset future California taxable income, which expire in the year 2004. The operating loss carryforwards to be used in future years is limited in accordance with the provisions of the Tax Reform Act of 1986 as the Company has experienced a cumulative stock ownership change of more than 50% over the last three years.

10. SUBSEQUENT EVENTS:

     On October 7, 1999, the Board of Directors approved, subject to stockholder approval, the following:

     - amendment of the 1998 Stock Plan to increase the number of authorized shares by 4,000,000 and provide for an automatic annual increase in the number of shares authorized under the 1998 Stock Plan. Such increase is to be added on the first day of the Company's fiscal year beginning in 2000 and will be equal to the lesser of (i) 4,000,000 shares, (ii) 4.9% of the then outstanding common stock shares, or (iii) a lesser amount determined by the Board.

     - adoption of the 1999 Employee Stock Purchase Plan under which 1,000,000 shares of common stock have been reserved for issuance initially, subject to an annual increase of the lesser of

                             VA LINUX SYSTEMS, INC.

     (INFORMATION AS OF OCTOBER 31, 1998 AND OCTOBER 29, 1999 IS UNAUDITED)

       500,000 shares or 1% of the then outstanding common stock. The plan allows employees to purchase shares of common stock at a 15% discount.

     - adoption of the 1999 Director Option Plan under which 500,000 shares of common stock have been reserved, subject to an annual increase of the lesser of 250,000 shares or 0.5% of the then outstanding common stock. Under the plan, options will be granted when a non-employee director joins the Board following the IPO and at each annual meeting where the director continues to serve on the Board.

     - reincorporation into Delaware by way of a merger with a newly-formed Delaware subsidiary, and the associated issuance of one share of common stock of the subsidiary for each one share of common stock of the Company held by the stockholders of record. Additionally, stockholders of record of Series A and Series B of the Company will be entitled to receive one share of Series A and Series B preferred stock of the subsidiary.

     - an increase in the authorized shares of common stock to 250,000,000 and the creation of newly undesignated preferred stock totaling 10,000,000, contingent upon the reincorporation of the Company in Delaware and the closing of the IPO.

     - a 3-for-1 split of the outstanding shares of Series A

     - a 2-for-1 split of the outstanding shares of common and Series B preferred stock.

     - an amendment to the conversion ratios of the Series A and Series B to provide that each share of preferred stock will convert into one share of common stock.

     All share and per share amounts in these financial statements have been adjusted to give effect to the reincorporation and all stock splits.

Inside Front Cover

     The graphic reads "Complete Linux Solutions" in the upper left hand corner. Left of the center of the page is a penguin graphic with "VA Linux Systems" and our logo. There are four lines radiating from the logo, each ending in a graphic. The top graphic is of two of our server products next to the word "Systems". The next lower graphic is of a penguin next to the word "Software". The next lower graphic is of the logos of three of our web sites, "Themes.org", "Linux.com" and "valinux.com". Below this graphic are the words "Internet Operations". The lowest graphic shows two hands gripped in a handshake next to the word "Services".


Inside Back Cover

     Across the top is the following text, "We communicate directly with our customers and the open source community through our web sites. The open source community consists of the thousands of individual software developers dedicated to the further development of freely available software." Below the text are three page views from the Internet showing, respectively, "VA Linux Systems" next to our logo, "Linux.com" and the logo for themes.org.

                            [VA LINUX SYSTEMS LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by VA Linux Systems, Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   19,460
NASD filing fee.............................................       7,500
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................     200,000
Legal fees and expenses.....................................     500,000
Accounting fees and expenses................................     550,000
Blue Sky fees and expenses..................................      10,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................       8,040
                                                              ----------
          Total.............................................  $1,400,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Eighth Article of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Amended and Restated Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Amended and Restated Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since August 1, 1996, we have issued unregistered securities to a limited number of persons as described below: (all share numbers and exercise prices in this Item 15 are adjusted for our splits.)

          (a) From October 1, 1998 through October 29, 1999, we sold an aggregate of 10,569,616 shares of our common stock at exercise prices ranging from $0.02 to $12.00 per share to employees, consultants, directors and other service providers pursuant to our 1998 Stock Plan, as amended.

          (b) On October 30, 1998 and February 19, 1999, we sold 8,623,773 and 3,525,549 shares of Series A Preferred Stock, respectively, at a price of $0.4567 per share to a group of private investors for an aggregate purchase price of $5,548,190.

          (c) On December 9, 1998, we granted an option to purchase 30,000 shares of our common stock to an outside service provider at a purchase price of $0.0433.

          (d) On January 19, 1999 and March 1, 1999, we sold a total of 83,332 shares of our common stock, having a value of $22,817, to an outside service provider in consideration for past services rendered.

          (e) On February 25, 1999, we granted a right to purchase 135,000 shares of our common stock at a purchase price of $0.0433 per share in connection with an asset purchase.

          (f) On May 13, 1999, we granted a right to purchase 5,000 shares of our common stock, having a value of $2,500, to an outside service provider in consideration for past services rendered.

          (g) On May 13, 1999, we granted a right to purchase 15,000 shares of our common stock to an outside service provider at a purchase price of $0.50 per share.

          (h) On May 25, 1999, we sold 40,000 shares of our common stock in connection with an asset purchase for an aggregate purchase price of $20,000.

          (i) On June 16, 1999 and September 24, 1999, we sold 6,502,592 and 1,256,454 shares of our Series B Preferred Stock, respectively, for $3.86 per share to a group of private investors for an aggregate purchase price of $29,949,918.

          (j) On August 1, 1999 we sold 12,954 shares of our Series B Preferred Stock in connection with an asset purchase for an aggregate purchase price of $50,002.

          (k) On October 6, 1999, we sold 13,000 shares of our common stock for $1.00 per share to a group of private investors for an aggregate purchase price of $13,000.

     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein. The sales of the above securities were deemed to be exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about VA Linux or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS


EXHIBIT
NUMBER
-------
  1.1       Form of Underwriting Agreement
  3.1**     Amended and Restated Certificate of Incorporation of the
            Registrant
  3.2**     Bylaws of the Registrant
  4.1       Specimen Common Stock Certificate
  5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation
 10.1**     Form of Indemnification Agreement between the Registrant and each of its directors and officers
 10.2**     1998 Stock Plan and forms of agreement thereunder
 10.3**     1999 Employee Stock Purchase Plan
 10.4**     1999 Director Option Plan
 10.5+**    Sublease between Registrant and Boca Global, Inc.

EXHIBIT
NUMBER
-------
 10.6**     First Amended and Restated Registration Rights Agreement
            between Registrant and certain holders of preferred stock
 10.7**     Founder's Stock Repurchase Agreement
 10.8+      Manufacturing Agreement between the Registrant and Synnex
            Information Technologies, Inc.
 10.9**     Loan and Security Agreement between Registrant and Comerica
            Bank-California
 10.10+**   Master Subcontracted Maintenance Service Provider Agreement
            between Registrant and DecisionOne Corporation
 10.11+**   VA Research Linux IA-64 Porting License Agreement between
            Registrant and Intel Corporation
 10.12**    GNU General Public License, version 2
 10.13**    Employment Letter between the Registrant and Daniel R. Shore
 10.14**    Employment Letter between the Registrant and Gregg E. Zehr
 10.15**    Employment Letter between the Registrant and Todd B. Schull
 10.16+     Master Lease Agreement between Boca Global, Inc. and
            Bordeaux Partners LLC
 10.17**    Employment Letter between the Registrant and Robert Russo
 23.1       Consent of Arthur Andersen LLP, Independent Public
            Accountants
 23.2       Consent of Counsel (see Exhibit 5.1)
 23.3**     Consent of IDC
 23.4**     Consent of Gartner Group
 23.5**     Consent of PC Data
 24.1**     Power of Attorney (see page II-4)
 27.1**     Financial Data Schedules


---------------
+ Confidential treatment has been requested by the Registrant as to certain portions of this exhibit. The omitted portions have been separately filed with the Commission.

*  To be filed by amendment

** Previously filed.

     (b) FINANCIAL STATEMENT SCHEDULES

                             SCHEDULE                              PAGE
                             --------                              ----
    II -- Valuation and Qualifying Accounts                        S-2

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 7th day of December, 1999.


                                          VA Linux Systems, Inc.

                                          By:     /s/ LARRY M. AUGUSTIN
                                            ------------------------------------
                                              Larry M. Augustin, President and
                                              Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


SIGNATURE                                                        TITLE                      DATE
---------                                                        -----                      ----

               /s/ LARRY M. AUGUSTIN                 President and Chief Executive    December 7, 1999
---------------------------------------------------    Officer and Director
                 Larry M. Augustin                     (Principal Executive
                                                       Officer)

                /s/ TODD B. SCHULL*                  Vice President, Finance and      December 7, 1999
---------------------------------------------------    Chief Financial Officer
                  Todd B. Schull                       (Principal Financial and
                                                       Accounting Officer)

               /s/ JEFFRY R. ALLEN*                  Director                         December 7, 1999
---------------------------------------------------
                  Jeffry R. Allen

                 /s/ CAROL BARTZ*                    Director                         December 7, 1999
---------------------------------------------------
                    Carol Bartz

                /s/ DOUGLAS LEONE*                   Director                         December 7, 1999
---------------------------------------------------
                   Douglas Leone

               /s/ ERIC S. RAYMOND*                  Director                         December 7, 1999
---------------------------------------------------
                  Eric S. Raymond

                /s/ CARL REDFIELD*                   Director                         December 7, 1999
---------------------------------------------------
                   Carl Redfield

              *By: /s/ TODD B. SCHULL
   ---------------------------------------------
                  Todd B. Schull
                 Attorney-in-fact

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULE

To VA Linux Systems, Inc.:

     We have audited, in accordance with generally accepted auditing standards, the financial statements of VA Linux Systems, Inc. included in this Registration Statement and have issued our report thereon dated September 30, 1999. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth herein in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

San Jose, California
September 30, 1999

                             VA LINUX SYSTEMS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                               BALANCE AT     CHARGED TO
                                              BEGINNING OF    COSTS AND                    BALANCE AT
                DESCRIPTION                      PERIOD        EXPENSES     DEDUCTIONS    END OF PERIOD
                -----------                   ------------    ----------    ----------    -------------
Year Ended July 31, 1997
Allowance for doubtful accounts.............      $ --           $ --          $ --           $ --
Year Ended July 31, 1998
  Allowance for doubtful accounts...........      $ --           $ 39          $ --           $ 39
Year Ended July 31, 1999
  Allowance for doubtful accounts...........      $ 39           $168          $ --           $207
Quarter Ended October 31, 1998
  Allowance for doubtful accounts
     (unaudited)............................      $ 39           $ 13            --           $ 52
Quarter Ended October 29, 1999
  Allowance for doubtful accounts
  (unaudited)...............................      $207           $157            --           $364

                                 EXHIBIT INDEX


EXHIBIT
NUMBER
-------
 1.1        Form of Underwriting Agreement
 3.1**      Amended and Restated Certificate of Incorporation of the
            Registrant
 3.2**      Bylaws of the Registrant
 4.1        Specimen Common Stock Certificate
 5.1        Opinion of Wilson Sonsini Goodrich & Rosati, Professional
            Corporation
10.1**      Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2**      1998 Stock Plan and forms of agreement thereunder
10.3**      1999 Employee Stock Purchase Plan
10.4**      1999 Director Option Plan
10.5+**     Sublease between Registrant and Boca Global, Inc.
10.6**      First Amended and Restated Registration Rights Agreement
            between Registrant and certain holders of preferred stock
10.7**      Founder's Stock Repurchase Agreement
10.8+       Manufacturing Agreement between the Registrant and Synnex
            Information Technologies, Inc.
10.9**      Loan and Security Agreement between Registrant and Comerica
            Bank-California
10.10+**    Master Subcontracted Maintenance Service Provider Agreement
            between Registrant and DecisionOne Corporation
10.11+**    VA Research Linux IA-64 Porting License Agreement between
            Registrant and Intel Corporation
10.12**     GNU General Public License, version 2
10.13**     Employment Letter between the Registrant and Daniel R. Shore
10.14**     Employment Letter between the Registrant and Gregg E. Zehr
10.15**     Employment Letter between the Registrant and Todd B. Schull
10.16+      Master Lease Agreement between Boca Global, Inc. and
            Bordeaux Partners LLC
10.17**     Employment Letter between the Registrant and Robert Russo
23.1        Consent of Arthur Andersen LLP, Independent Public
            Accountants
23.2        Consent of Counsel (see Exhibit 5.1)
23.3**      Consent of IDC
23.4**      Consent of Gartner Group
23.5**      Consent of PC Data
24.1**      Power of Attorney (see page II-4)
27.1**      Financial Data Schedules


---------------
+ Confidential treatment has been requested by the Registrant as to certain portions of this exhibit. The omitted portions have been separately filed with the Commission.

*  To be filed by amendment

** Previously filed.